As Filed with the Securities and Exchange Commission on May 5, 2004

Registration No. 333-113329

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

Under The Securities Act of 1933

AngioDynamics, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3841	11-3146460
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

603 Queensbury Avenue

Queensbury, New York 12804

(518) 798-1215

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Eamonn P. Hobbs

AngioDynamics, Inc.

603 Queensbury Avenue

Queensbury, New York 12804

(518) 798-1215

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Marc A. Berger, Esq. Scott M. Tayne, Esq. Denis S. Frawley, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue New York, New York 10022 (212) 308-8866	Jonathan B. Abram, Esq. Dorsey & Whitney LLP 50 South Sixth Street Suite 1500 Minneapolis, Minnesota 55402 (612) 340-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

(continued on next page)

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the Securities and Exchange Commission declares our registration statement for our prospectus effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 5, 2004

PROSPECTUS

1,950,000 Shares

Common Stock

This is AngioDynamics, Inc.’s initial public offering. AngioDynamics, Inc. is selling 1,950,000 shares of common stock.

We expect the public offering price to be between $12.00 and $14.00 per share. Currently, no public market exists for the shares. After pricing the offering, we expect the common stock will be quoted on the Nasdaq National Market under the symbol “ANGO.”

We are a wholly-owned subsidiary of E-Z-EM, Inc. Following completion of this offering, E-Z-EM will own approximately 82.5% of our outstanding shares of common stock.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $     PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Net proceeds, before expenses, to AngioDynamics	$	$

The underwriters may also purchase up to an additional 292,500 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares on or about ,                 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

RBC CAPITAL MARKETS

ADAMS, HARKNESS & HILL

                , 2004

AngioDynamics®

INCORPORATED

Hemodialysis catheters are manufactured for AngioDynamics, Inc.
SCHON™ Chronic Hemodialysis Catheter
DURA-FLOW™ Chronic Hemodialysis Catheter
SCHON XL® Acute Hemodialysis Catheter
MORE-FLOW™ Chronic Hemodialysis Catheter
UNI*FUSE™ Infusion Catheter
ACCU-VU™ Sizing Catheters
SOFT-VU® Angiographic Catheter
ANGIOPTIC™ Angiographic Catheter

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers or sales are permitted. The information in this prospectus is only accurate on the date of this prospectus. Our business, financial condition or results of operations may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters for the offering of our common stock have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, our offering and the distribution of this prospectus.

(ii)

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the Risk Factors section and our consolidated financial statements and the related notes.

Our Business

We design, develop, manufacture and market innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD. PVD is a condition in which the arteries or veins that carry blood to or from the legs, arms and organs, other than the heart, become narrowed, obstructed or ballooned. We offer a broad line of therapeutic and diagnostic devices that enable interventional physicians to treat PVD and other non-coronary, or non-heart-related, diseases. Interventional physicians are interventional radiologists, vascular surgeons and others who use image-guided techniques to perform minimally-invasive surgical procedures.

The procedures performed by interventional physicians to treat PVD-related and other non-coronary conditions require a variety of medical devices. We have developed a diversified product line to meet our customers’ needs. Our seven current product lines, and the percentage of our fiscal 2003 revenues they accounted for, include: angiographic catheters (35.6%), hemodialysis catheters (24.4%), percutaneous transluminal angioplasty, or PTA, dilation catheters (7.9%), thrombolytic products (7.8%), image-guided vascular access products (6.9%), endovascular laser venous system products (5.5%) and drainage products (3.4%).

We believe that we are well positioned to benefit from growth in the PVD market anticipated to result from ongoing medical and demographic trends. Millennium Research Group reports that over 11 million Americans suffer from PVD. We estimate that aggregate U.S. expenditures on PVD devices that we currently sell will increase from approximately $760 million in 2002 to over $1 billion in 2007. Several factors are driving this growth, including an aging population, higher incidence rates of obesity and diabetes, greater adoption of the minimally invasive procedures performed by interventional physicians, greater public awareness of PVD symptoms and treatments, and the introduction of new image-guided procedures.

We sell our products to interventional physicians through a direct sales force in the United States and through distributors in 27 non-U.S. markets. Because physicians believe that the outcome of medical procedures can be significantly affected by the specific device used, they typically influence the purchasing decisions of the hospitals and other institutions in which they practice. Consequently, our physician relationships are critical to our continued growth. In over a decade of serving interventional physicians, our management team and sales representatives have developed valuable relationships with, and brand awareness among interventional physicians. We believe we are the only company whose primary focus is to offer a comprehensive product line for the interventional treatment of PVD. This focus, combined with our responsive, physician-driven product development efforts, engenders brand loyalty among our customer base.

By expanding our sales force and introducing innovative products, we have generated strong, consistent sales growth over the past three fiscal years. Approximately 55% of our net sales for fiscal 2003 were from products introduced during the past five fiscal years. From fiscal 2000 to fiscal 2003, we increased sales from $21.8 million to $38.4 million, a compound annual growth rate, or CAGR, of 20.8%. During the same period, we increased earnings from a net loss of $1.4 million to net earnings of $1.2 million.

Our Strategy

We enter market segments in which we believe we can successfully compete with larger diversified competitors as well as single or limited product companies. We intend to continue to expand our product offering by entering new and attractive market segments and investing in research and development. The key elements of our strategy include:

•	expanding our sales and marketing efforts by adding direct sales representatives in the United States and distributors in non-U.S. markets;

•	developing new products and enhancing existing products;

•	offering a broad product line;

•	vertically integrating manufacturing; and

•	acquiring or partnering with complementary businesses.

Our History

We were founded in 1988 as a division of E-Z-EM, Inc., a leading developer and manufacturer of gastrointestinal contrast agents and related imaging accessories. E-Z-EM is a public company that is traded on the American Stock Exchange under the symbol EZM. In 1992, we were organized in the State of Delaware as a wholly-owned subsidiary of E-Z-EM under the name A.D., Inc. In 1996, E-Z-EM transferred the business of its AngioDynamics division to us, and we changed our name to AngioDynamics, Inc. Our corporate offices and manufacturing capabilities are in a single facility located at 603 Queensbury Avenue, Queensbury, New York, 12804. Our phone number is (518) 798-1215 and our website is www.angiodynamics.com. Information on our website is not a part of this prospectus.

Relationship with E-Z-EM, Inc.

We are a wholly-owned subsidiary of E-Z-EM. After the completion of this offering, E-Z-EM will own 9,200,000 shares of our common stock. This will constitute approximately 82.5% of the outstanding shares of our common stock, or approximately 80.4% if the underwriters fully exercise their option to purchase additional shares of our common stock. This means that E-Z-EM will control many aspects of our business.

E-Z-EM has advised us that it has determined that the division of its two business segments into two separate publicly-held companies is the best way to maximize value for its stockholders, in particular, by allowing AngioDynamics to gain direct access to the capital markets. In addition, we and E-Z-EM have determined that an initial public offering of our common stock will provide working capital for new product development and other corporate purposes. Our separation from E-Z-EM will be accomplished in two steps: this offering and the subsequent distribution by E-Z-EM of its shares of our common stock to its stockholders. This process will enable the distribution by E-Z-EM to be tax-free to E-Z-EM and its stockholders, and will also provide for an efficient and orderly development of a public market for our common stock prior to the distribution.

We believe that AngioDynamics will realize benefits from its separation from E-Z-EM, including:

•	Direct Access to Capital Markets. Following the distribution of our shares by E-Z-EM, and subject to the restrictions on our ability to raise capital which are necessary to preserve the tax-free status of the distribution, we will be able to directly access the capital markets to raise equity capital and issue debt securities in an efficient and cost-effective way, as well as to facilitate growth, including through acquisitions.

•	Greater Strategic Focus. We expect that the separation will allow our directors and management to concentrate on developing business and strategic opportunities focused only on our products and customer base.

•	Increased Speed and Responsiveness. As a separate company, we believe that we will be able to make decisions more quickly and assign resources more rapidly and efficiently than we could as part of a larger organization.

•	Better Incentives for Management and Employees and Greater Accountability. The separation will enable us to offer our employees compensation and incentive programs directly linked to the performance of the AngioDynamics business and the market performance of our stock, which we expect to enhance our ability to attract, retain and motivate qualified personnel.

E-Z-EM will, in its sole discretion, determine the timing, structure and all terms of the distribution. E-Z-EM has agreed with the underwriters that it will not complete the distribution until at least 120 days after the date of this prospectus without the prior written consent of RBC Capital Markets Corporation. The distribution depends on the satisfaction or waiver of a number of conditions. E-Z-EM has received a private letter ruling from the Internal Revenue Service that the distribution of its shares of our common stock to E-Z-EM stockholders will be tax-free to E-Z-EM and its stockholders. E-Z-EM has advised us that it intends to complete the distribution by February 5, 2005. However, E-Z-EM is not obligated to complete the distribution, and there can be no assurance that the distribution will occur.

We have entered into agreements with E-Z-EM related to the separation of our business operations from E-Z-EM, including:

•	master separation and distribution agreement;

•	corporate agreement; and

•	tax allocation and indemnification agreement.

The agreements relating to the separation of our business operations from E-Z-EM are described more fully in “Relationship and Arrangements with E-Z-EM” included elsewhere in this prospectus. Our obligation to indemnify E-Z-EM and its stockholders if our actions cause the distribution by E-Z-EM to fail to qualify as a tax-free distribution could result in substantial liability for us. The terms of these agreements with E-Z-EM were established in the context of a parent-subsidiary relationship and may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

Although E-Z-EM will be able to control our activities prior to its distribution of our common stock, we and E-Z-EM have agreed in the master separation and distribution agreement that, for a period of two years from the date of this offering and subject to limited exceptions, each company will not engage in any activities or lines of business included within the other’s business at the time of the offering. Additionally, during this two-year period, the master separation and distribution agreement provides that we and E-Z-EM have no right to claim a corporate opportunity in business opportunities that fall within the other company’s current business. Further, we believe that the businesses are sufficiently distinct so as to make it unlikely that each company would be interested in any opportunity that falls outside both of their businesses.

The Offering

Common stock offered by us	1,950,000 shares

Common stock outstanding after the offering	11,150,000 shares

Use of proceeds

We intend to use the net proceeds from this offering for new product development, potential acquisitions, repayment of $3.0 million of debt to E-Z-EM and general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	“ANGO”

Summary Consolidated Financial Data

The following tables summarize consolidated financial and operating data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fifty-two weeks ended			Thirty-nine weeks ended
	June 2, 2001	June 1, 2002	May 31, 2003	Mar. 1, 2003	Feb. 28, 2004
	(in thousands, except share and per share data)
Statement of earnings data:
Net sales	$23,390	$30,890	$38,434	$27,199	$34,936
Cost of goods sold	12,418	15,333	18,572	13,170	16,655

Gross profit	10,972	15,557	19,862	14,029	18,281

Operating expenses:
Sales and marketing	7,089	8,901	11,338	8,028	9,947
General and administrative	1,875	2,317	2,777	2,042	2,530
Research and development	1,426	1,951	2,509	1,769	2,597
Loss on sale of subsidiary and related assets	872	—	—	—	—

Total operating expenses	11,262	13,169	16,624	11,839	15,074

Operating profit (loss)	(290)	2,388	3,238	2,190	3,207
Interest expense, net (a)	(880)	(818)	(983)	(730)	(621)

Earnings (loss) before income tax provision (benefit)	(1,170)	1,570	2,255	1,460	2,586
Income tax provision (benefit)	(1,513)	561	1,069	807	989

Net earnings	$343	$1,009	$1,186	$653	$1,597

Net earnings per common share
Basic:	$.04	$.11	$.13	$.07	$.17

Diluted:	$.04	$.11	$.13	$.07	$.16

Weighted average number of shares used in per share calculations
Basic:	9,200,000	9,200,000	9,200,000	9,200,000	9,200,000
Diluted:	9,200,000	9,337,425	9,472,233	9,472,281	9,732,432

Cash flow data:
Net cash provided by (used in) operating activities	$409	$1,206	$680	$547	$1,140
Net cash provided by (used in) investing activities	1,499	(715)	(4,572)	(4,164)	(642)
Net cash provided by (used in) financing activities	$(1,761)	$371	$3,306	$3,341	$(105)

	As of February 28, 2004
	Actual	Pro Forma as Adjusted(b)
Balance sheet data:
Cash and cash equivalents	$1,332	20,528
Working capital	13,672	32,818
Total assets	29,072	47,930
Non-current liabilities	19,288	3,140
Additional paid-in capital	13,177	48,501
Accumulated deficit	(9,346)	(9,346)
Total stockholders’ equity	3,720	39,064

(a)	Interest expense includes imputed interest on debt to E-Z-EM of $892, $669 and $534 for the fifty-two weeks ended May 31, 2003 and the thirty-nine weeks ended March 1, 2003 and February 28, 2004, respectively. The interest charges are treated as non-cash items for cash flow purposes and increases to additional paid-in capital. Of the $16,148 debt due to E-Z-EM as of February 28, 2004, $13,148 will be capitalized prior to the completion of this offering and the remaining $3,000 will be repaid from the proceeds of this offering.
(b)	Pro forma as adjusted amounts give effect to the issuance and sale of 1,950,000 shares of our common stock at an initial public offering price of $13.00 per share, the capitalization of $13,148 of debt due to E-Z-EM prior to completion of this offering, the receipt of the estimated net proceeds of approximately $22,200 from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the repayment of $3,000 of indebtedness to E-Z-EM.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks described below before making an investment decision. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows could be seriously harmed. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our financial statements and the related notes.

Risks Related to our Business

If we fail to develop new products and enhance existing products, we could lose market share to our competitors and our results of operations could suffer.

The market for interventional devices is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. To be successful, we must develop and commercialize new products and enhanced versions of our existing products. Our products are technologically complex and require significant planning, design, development and testing before they may be marketed. This process takes at least nine to 12 months and may take up to several years. Our success in developing and commercializing new versions of our products is affected by our ability to:

•	timely and accurately identify new market trends;

•	accurately assess customer needs;

•	minimize the time and costs required to obtain regulatory clearance or approval;

•	adopt competitive pricing;

•	timely manufacture and deliver products;

•	accurately predict and control costs associated with the development, manufacturing and support of our products; and

•	anticipate and compete effectively with our competitors’ efforts.

Market acceptance of our products depends in part on our ability to demonstrate that our products are cost-effective and easier to use, as well as offer technological advantages. Additionally, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new versions of our products. As a result of such difficulties and delays, our development expenses may increase and, as a consequence, our results of operations could suffer.

Competition may decrease our market share and cause our revenues to decline.

The markets for interventional devices are highly competitive, and we expect competition to intensify in the future. We may not be able to compete effectively in these markets and we may lose market share to our competitors. The principal competitors in the markets for our products currently include: Boston Scientific Corporation; Cook, Incorporated; Cordis Corporation, a subsidiary of Johnson & Johnson Inc.; C.R. Bard, Inc.; Diomed, Inc.; Medical Components, Inc., or Medcomp; and VNUS Medical Technologies, Inc. Many of our competitors have substantially greater:

•	financial and other resources;

•	variety of products;

•	technical capabilities;

•	ability to develop and introduce new products;

•	patent portfolios that may present an obstacle to our conduct of business;

•	name recognition; and

•	distribution networks and in-house sales forces.

Our competitors may succeed in developing technologies and products earlier, in obtaining patent protection or regulatory clearance earlier or in commercializing new products or technologies more rapidly than us. Our competitors may also develop products and technologies that are superior to those we are developing or that otherwise render our products obsolete or noncompetitive. In addition, we may face competition from providers of other medical therapies, such as pharmaceutical companies, which may offer non-surgical therapies for conditions that are currently or intended to be treated using our products. Our products are generally sold at higher prices than those of our competitors. In the current environment of managed care, economically motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we are increasingly being required to compete on the basis of price. If we are not able to compete effectively, our market share and revenues may decline.

If we fail to adequately protect our intellectual property rights, our business may suffer.

Our success depends in part on obtaining, maintaining and enforcing our patents, trademarks and other proprietary rights, and our ability to avoid infringing the proprietary rights of others. We take precautionary steps to protect our technological advantages and intellectual property. We rely upon patent, trade secret, copyright, know-how and trademark laws, as well as license agreements and contractual provisions, to establish our intellectual property rights and protect our products. These measures may not adequately protect our intellectual property rights.

Our patents may not provide commercially meaningful protection, as competitors may be able to design around our patents to produce alternative, non-infringing designs. Additionally, we may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. Although we require our new employees, consultants and corporate partners to execute confidentiality agreements, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time defending against such actions and our results of operations could suffer.

Third parties may claim that our products infringe on third-party patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult because, in general, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management’s time and effort. Such claims could also cause our customers or potential customers to purchase competitors’ products or defer or limit their purchase or use of our affected products until resolution of the claim.

In January 2004, Diomed filed an action against us alleging that our elvs products for the treatment of varicose veins infringe on a patent held by Diomed for a laser system that competes with our elvs products. Diomed’s complaint seeks injunctive relief and compensatory and treble damages. For fiscal 2003, sales of our elvs products accounted for approximately 5.5% of our total sales. If Diomed is successful in this action, our results of operations could suffer. See “Business—Litigation.”

We are dependent on single and limited source suppliers, which puts us at risk for supplier business interruptions.

We currently purchase significant amounts of several key products and product components from single and limited source suppliers. For fiscal 2003, approximately 40% of our revenues were derived from sales of products manufactured for us by third parties. In addition, approximately 67% of our sales growth over our past two fiscal years was attributable to products that we licensed or obtained from third parties. Our principal single source supplier, Medcomp, supplies us with our hemodialysis catheters, which accounted for about 24% of our revenues in fiscal 2003. Medcomp also competes with us by selling a hemodialysis catheter for which it has not granted us exclusive rights and other catheters that we do not license from them. Additionally, we purchase the laser and laser fibers for our elvs products from biolitec, Inc., which also competes with us. Any delays in delivery of or shortages in those products and components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. Any or all of these suppliers could discontinue the manufacture or supply of these products and components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in production delays and increased costs and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify alternative sources of supply, we would have to modify our products to use substitute components, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.

If we do not maintain our relationships with interventional physicians, our growth will be limited and our business could be harmed.

Physicians typically influence the medical device purchasing decisions of the hospitals and other healthcare institutions in which they practice. Consequently, our relationships with interventional physicians are critical to our continued growth. We believe that these relationships are based on the quality of our products, our physician-driven product development efforts, our marketing efforts and our presence at medical society meetings. Any actual or perceived diminution in the quality of our products, or our failure or inability to maintain these other efforts could damage our current relationships, or prevent us from forming new relationships, with interventional physicians and cause our growth to be limited and our business to be harmed.

Our lack of customer purchase contracts and our limited order backlog make it difficult to predict sales and plan manufacturing requirements, which can lead to lower revenues, higher expenses and reduced margins.

We do not generally have long-term purchase contracts with our customers, who order products on a purchase order basis. Our typical order backlog is less than 10 days. These factors make it difficult to accurately forecast our component and product requirements. Our manufacturing and operating expenses are largely based on anticipated sales volume and a significant portion of these expenses are and will continue to be fixed. We must plan production and order products and product components several months in advance of customer orders. In addition, lead-times for products and product components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at any given time. These factors expose us to a number of risks such as:

•	if we overestimate our requirements we may be obligated to purchase more inventory than we need;

•	if we underestimate our requirements, we may have an inadequate product or product component inventory, which could interrupt manufacturing of our products and cause delays in shipments and revenues; and

•	we may experience shortages of product components from time to time, which could delay the manufacturing and shipping of our products.

If we do not develop or maintain successful relationships with non-U.S. distributors, our growth may be limited, sales of our products may decrease and our results of operations may suffer.

For fiscal 2003, we generated approximately 7% of our revenues from sales outside of the United States. All of our non-U.S. sales in recent periods were attributable to third-party distributors, and our success in expanding non-U.S. sales in the future will depend on our ability to develop and manage a network of non-U.S. distributors and on the performance of our distributors. Because we generally do not have long-term contracts with our distributors, our distribution relationships may be terminated on little or no notice. In addition, some of our distributors are not required to purchase any minimum amount of products from us, may sell products that compete with ours or devote more efforts to selling other products, and may stop selling our products at any time. If we lose any significant non-U.S. distributors, or if any of our distributors devote more effort to selling other products than to ours, our non-U.S. sales and results of operations may suffer and our growth may be limited. Additionally, because our products generally compete more on the basis of performance than price, they may not be as attractive to third-party distributors as lower priced products. Consequently, our success in expanding non-U.S. sales may be limited if our distributors lack, or are unable to develop, relationships with important target customers in non-U.S. markets.

Our business may be harmed if interventional cardiologists perform more of the procedures that interventional radiologists and vascular surgeons currently perform.

We market and sell our products primarily to interventional radiologists and vascular surgeons, who currently perform a large percentage of minimally invasive, image-guided interventional procedures for PVD. Many of our competitors have focused their sales efforts on the cardiology market for interventional procedures. Since we have focused our sales and marketing efforts on interventional radiologists and vascular surgeons, our competitors may have advantages over us for sales to cardiologists. Consequently, if cardiologists perform more of the procedures currently performed by interventional radiologists and vascular surgeons, our revenues may decline and our business may be harmed.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon our ability to attract and retain highly qualified personnel, including managerial, sales and technical personnel. We are particularly dependant upon the efforts of Eamonn P. Hobbs, our president and chief executive officer, a bio-medical engineer with over 23 years of experience in the interventional radiology, interventional cardiology and gastroenterology medical device industries. Mr. Hobbs is also the only business executive from the medical device industry to serve on the strategic planning committee of the Society of Interventional Radiology. We compete for such key personnel with other companies, healthcare institutions, academic institutions, government entities and other organizations. We do not maintain key person life insurance on any of our executive officers, and we do not have employment agreements with our executive officers. Our ability to maintain and expand our business may be impaired if we are unable to retain our current key personnel or hire or retain other qualified personnel in the future.

Undetected defects may increase our costs and impair the market acceptance of our products.

Our products have occasionally contained, and may in the future contain, undetected defects. When these problems occur, we must divert the attention of our engineering personnel to address them. We cannot assure you that we will not incur warranty or repair costs, be subject to liability claims for damages related to product defects, or experience manufacturing, shipping or other delays or interruptions as a result of these defects in the future. Any insurance policies that we may have may not provide sufficient protection should a claim be asserted. In addition, the occurrence of defects may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products.

If a product liability claim is brought against us or our product liability insurance coverage is inadequate, our business could be harmed.

The design, manufacture and marketing of medical devices of the type we produce entail an inherent risk of product liability. Our products are used by physicians to treat seriously ill patients. Those patients may bring claims in a number of circumstances and for a number of reasons, including if our products were misused, if they produced unsatisfactory results and if the instructions for use and operating manuals for our products were found to be inadequate. Claims could also be brought by our customers. We currently are subject to an action claiming that we supplied a defective catheter that contributed to the death of a hemodialysis patient. We believe, based on claims made against us in the past, that our existing product liability insurance coverage, which is provided by E-Z-EM, is reasonably adequate to protect us from any liabilities we might incur. However, E-Z-EM is only obligated to maintain this insurance until the earlier of the anniversary date of the policy and the completion of the distribution by E-Z-EM of our stock to its stockholders. Furthermore, we are obligated to reimburse E-Z-EM for its out-of-pocket expenses under its $500,000 self-insurance retention and for increases in insurance premiums resulting from claims based upon our business. We cannot assure you that our current coverage will be sufficient to satisfy any claim made against us. Further, we may not be able to maintain the same level of coverage following our separation from E-Z-EM, and we may not be able to obtain adequate coverage at a reasonable cost and on reasonable terms, if at all. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing any coverage in the future. Additionally, if any such product liability claim or series of claims is brought against us for uninsured liabilities or is in excess of our insurance coverage, our business could be harmed. Further, such claims may require us to recall some of our products, which could result in significant costs to us, and could divert management’s attention from our business.

Our quarterly operating results are volatile, which may cause our stock price to decline.

Our quarterly results of operations have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control, including:

•	changes in our ability to obtain products and product components that are manufactured for us by third parties, as well as variations in prices of these products and product components;

•	delays in the development or commercial introduction of new versions of our products or components we use in our products;

•	our ability to attain and maintain production volumes and quality levels for our products and product components;

•	effects of domestic and foreign economic conditions on our industry and/or customers;

•	changes in the demand for our products;

•	changes in the mix of products and systems we sell;

•	delays in obtaining regulatory clearance for new versions of our products;

•	increased product and price competition;

•	changes in the availability of third-party reimbursement for our products;

•	the loss of key sales personnel or distributors; and

•	seasonality in the sales of our products.

Due to the factors summarized above, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful, or should necessarily be relied upon to predict future results of operations. Also, it is possible that in future periods, our results of operations will not meet the expectations of investors or analysts, or any published reports or analyses regarding AngioDynamics. In that event, the price of our common stock could decline, perhaps substantially.

Healthcare reform could cause a decrease in demand for our interventional products.

There are currently widespread legislative efforts to control healthcare costs in the United States and abroad, which we expect will continue in the future. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 provides that from 2004 through 2008, reimbursement levels for durable medical equipment will no longer be increased on an annual basis and a competitive bidding program will be introduced. At this time, we are unable to determine whether and to what extent these changes will apply to our products and our business. Similar legislative efforts in the future could negatively impact demand for our products.

Inadequate levels of reimbursement from governmental or other third-party payors for procedures using our products may cause our revenues to decline.

Changes in healthcare systems in the United States or elsewhere could adversely affect the demand for our products, as well as the way we conduct business. Third-party payors have adopted, and are continuing to adopt, a number of healthcare policies intended to curb rising healthcare costs. These policies include:

•	controls on government-funded reimbursement for healthcare services and price controls on medical products and services providers;

•	challenges to the pricing of medical procedures or limits or prohibitions on reimbursement for specific devices and therapies through other means; and

•	the introduction of managed care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.

We are unable to predict whether Federal, state or local healthcare reform legislation or regulation affecting our business may be proposed or enacted in the future, or what effect any such legislation or regulation would have on our business. These policies, or any reductions in the number of authorizations granted for procedures performed using our current and proposed products or in the levels of reimbursement for those procedures, could cause our revenues to decline.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for new devices and procedures. These systems are subject to the same pressures to curb rising healthcare costs and control healthcare expenditures as those in the United States. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, sales of our products outside of the United States may decrease and we may fail to achieve or maintain significant non-U.S. sales.

If we cannot obtain and maintain approval from governmental agencies, we will not be able to sell our products.

Our products are medical devices that are subject to extensive regulation in the United States and in foreign countries where they are sold. Unless an exemption applies, each medical device that we wish to market in the United States must receive either 510(k) clearance or premarket approval from the FDA before the product can be sold. Either process can be lengthy and expensive. The FDA’s 510(k) clearance procedure, also known as “premarket notification,” is the process used for our current products. This process usually takes from four to 12 months from the date the application is submitted to, and filed with, the FDA, but may take significantly longer. Although we have obtained 510(k) clearances for our current products, our clearances may be revoked by the FDA if safety or effectiveness problems develop with the devices. The premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to three years from the date the application is submitted to, and filed with, the FDA, and may take even longer. Achieving premarket approval typically requires clinical trials and may require the filing of numerous amendments over time. Regulatory regimes in other countries similarly require approval or clearance prior to our marketing or selling products in those countries. We rely on our distributors to obtain regulatory clearances or approvals of our products outside of the United States. If we are unable to obtain additional clearances or approvals needed to market existing or new products in the United States or elsewhere, or obtain these clearances or approvals in a timely fashion, our revenues and profitability may decline.

Modifications to our current products may require new marketing clearances or approvals or require us to cease marketing or recall the modified products until such clearances or approvals are obtained.

Any modification to an FDA-cleared medical device that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, requires a new and complete FDA 510(k) clearance or possibly premarket approval. The FDA requires every manufacturer to make its own determination as to whether a modification requires a new 510(k) clearance or premarket approval, but the FDA may review and disagree with any decision reached by the manufacturer. We have modified aspects of some of our devices since receiving regulatory clearance. We believed that some of these modifications did not require new 510(k) clearance or premarket approval and, therefore, we did not seek new 510(k) clearances or premarket approvals. In the future, we may make additional modifications to our products after they have received FDA clearance or approval and, in appropriate circumstances, determine that new clearance or approval is unnecessary. Regulations in other countries in which we market or sell, or propose to market or sell, our products may also require that we make judgments about changes to our products and whether or not those changes are such that regulatory approval or clearance should be obtained. In the United States and elsewhere, regulatory authorities may disagree with our past or future decisions not to seek new clearance or approval and may require us to obtain clearance or approval for modifications to our products. If that were to occur for a previously cleared or approved product, we may be required to cease marketing or recall the modified device until we obtain the necessary clearance or approval. Under these circumstances, we may also be subject to significant regulatory fines or other penalties. If any of the foregoing were to occur, our business could suffer.

If we or our suppliers fail to comply with the FDA’s Quality System Regulation and other applicable post-market requirements, our manufacturing operations could be delayed, and our product sales and profitability could suffer and we may be subject to a wide variety of FDA enforcement actions.

After a device is placed on the market, numerous regulatory requirements apply. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with all regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions.

Our manufacturing processes and those of our suppliers must comply with the FDA’s Quality System regulation, which governs the methods used in, and the facilities and controls used for, the design, testing, manufacture, control, quality assurance, installation, servicing, labeling, packaging, storage and shipping of medical products. The FDA enforces the Quality System regulation through unannounced inspections. If we or one of our suppliers fails a Quality System regulation inspection, or if a corrective action plan adopted by us or one of our suppliers is not sufficient, the FDA may bring an enforcement action, and our operations could be disrupted and our manufacturing delayed. We are also subject to the FDA’s general prohibition against promoting our products for unapproved or “off-label” uses and adverse event reporting requirements.

If we or our suppliers violate the FDA’s requirements or fail to take adequate corrective action in response to any significant compliance issue raised by the FDA, the FDA can take various enforcement actions, including an order to shut-down manufacturing operations, a recall of products, fines, civil penalties, seizure of our products, refusing our requests for 510(k) clearance or PMA approval of new or modified products, withdrawing 510(k) clearance or PMA approvals already granted to us, and criminal prosecution. If we are subject to FDA enforcement action, our product sales and profitability could suffer.

In addition, most other countries require us and our suppliers to comply with manufacturing and quality assurance standards for medical devices that are similar to those in force in the United States before marketing and selling our products in those countries. If we or our suppliers should fail to do so, we would lose our ability to market and sell our products outside of the United States.

Even after receiving regulatory clearance or approval, our products may be subject to product recalls, which may harm our reputation and divert managerial and financial resources.

The FDA and similar governmental authorities in other countries have the authority to order mandatory recall of our products or order their removal from the market if there are material deficiencies or defects in design, manufacture, installation, servicing or labeling of the device, or if the governmental entity finds that our products would cause serious adverse health consequences. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including labeling defects. Any recall of our products may harm our reputation with customers and divert managerial and financial resources.

We may require additional capital. Failure to attract additional capital could curtail our growth.

We may require additional capital to expand our business. If cash generated internally is insufficient to fund capital requirements, we will require additional debt or equity financing. Needed financing may not be available or, if available, may not be available on terms satisfactory to us and may result in significant shareholder dilution. We are subject to significant restrictions on our ability to issue equity securities or convertible debt to ensure that the distribution by E-Z-EM of our stock will be tax-free to E-Z-EM and its stockholders. In addition, covenants in our industrial bond financing and bank line of credit may also restrict our ability to obtain additional debt financing. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets, restructuring our operations or refinancing our indebtedness.

Any disaster at our manufacturing facilities could disrupt our ability to manufacture our products for a substantial amount of time, which could cause our revenues to decrease.

We conduct all of our manufacturing and assembly at a single facility in Queensbury, New York. This facility and our manufacturing equipment would be difficult to replace and, if our facility is affected by a disaster, could require substantial lead-time to repair or replace. Additionally, we might be forced to rely on third-party manufacturers or to delay production of our products. Insurance for damage to our property and the disruption of our business from disasters may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. In addition, if one of our principal suppliers were to experience a similar disaster, uninsured loss or under-insured loss, we might not succeed in obtaining adequate alternative sources of supplies or products. Any significant uninsured loss, prolonged or repeated disruption, or inability to operate experienced by us or any of our principal suppliers could cause significant harm to our business, financial condition and results of operations.

Risks Related to our Relationship with and Separation from E-Z-EM

We have limited ability to engage in acquisitions and other strategic transactions using our equity, or to obtain equity financing, because of the Federal income tax requirements for a tax-free distribution.

For the distribution of our stock by E-Z-EM to qualify as tax-free to E-Z-EM and its stockholders, E-Z-EM must own at least 80% of the voting power of our outstanding voting stock and 80% of the total number of our outstanding shares of capital stock at the time of the distribution. The shares we will issue in this offering will constitute about 17.5% of our outstanding shares immediately after the offering, or 19.6%, if the underwriters exercise their over-allotment option in full. Following this offering, we will not issue equity securities or convertible debt without E-Z-EM’s prior consent if the issuance would cause E-Z-EM to own less than 80% of our outstanding equity or voting power on a fully-diluted basis or otherwise cause the distribution of our stock by E-Z-EM not to be tax-free to E-Z-EM and its stockholders. E-Z-EM’s consent right will terminate upon the earlier of:

•	E-Z-EM notifying us that it is abandoning the distribution;

•	completion of the distribution by E-Z-EM;

•	February 5, 2005; or

•	August 5, 2005 if, by February 5, 2005, E-Z-EM obtains an opinion of counsel that completion of the distribution after February 5, 2005 will not result in the distribution being taxable.

E-Z-EM may be unwilling to give its consent before completing the distribution or may impose conditions in its consent, including the right to acquire such number of our securities so as to enable it to maintain its percentage ownership of our securities. Additionally, for any distribution of our stock by E-Z-EM to qualify as tax-free to E-Z-EM, there must not be a change in ownership of 50% or greater in either the voting power or value of either our stock or E-Z-EM’s stock that is considered to be part of a plan or series of transactions related to the distribution. This offering of our common stock will be counted towards the 50%, with the result that a subsequent cumulative change in ownership (other than as the result of certain transactions in the public markets) of slightly more than 30% of our outstanding stock would render the distribution taxable to E-Z-EM. For a change in ownership occurring after the distribution to be characterized as part of a plan, there must have been an agreement, understanding, arrangement or substantial negotiations regarding the acquisition or a similar acquisition at some time during the two-year period ending on the date of the distribution. However, the shorter the time period between the distribution and change in ownership, the greater the burden of establishing that the two events are not part of a plan. Because the distribution may not occur until February 5, 2005 (or later if E-Z-EM elects to proceed under an opinion of counsel), we may be subject to restrictions on our ability to issue equity or convertible debt securities until February 2007, or longer. Under a “safe harbor provision,” a distribution and acquisition will not be considered part of a plan if the distribution is motivated by a corporate business purpose (other than the acquisition) and the acquisition occurs more than six months after the distribution, provided that there was no agreement, understanding, arrangement or substantial negotiations with respect to the acquisition or a similar acquisition during the period that begins one year before the distribution and ends six months thereafter.

For the reasons described above, our ability to use our stock for acquisitions and other similar strategic transactions, to raise capital, or for compensation for employees and others, will be restricted. Many of our competitors use their equity to complete acquisitions, to expand their product offerings and speed the development of new technology and to attract and retain employees and other key personnel, giving them a potentially significant competitive advantage over us.

Our obligation to indemnify E-Z-EM if we cause the distribution to not be tax-free could discourage or divert a third party from acquiring us and could result in substantial liability.

Our master separation and distribution agreement provides that we will indemnify E-Z-EM if the distribution by E-Z-EM of its AngioDynamics shares does not qualify as a tax-free distribution due to actions we take or that otherwise relate to AngioDynamics, including any change of ownership of AngioDynamics. The process for determining whether a change of ownership has occurred under the tax rules is complex. If we do not carefully monitor our compliance with these rules, we might inadvertently cause or permit a change of ownership to occur, triggering our obligation to indemnify E-Z-EM. Our obligation to indemnify E-Z-EM if a change of ownership causes the distribution not to be tax-free could discourage or prevent a third party from making a proposal to acquire us. In addition, our financial obligations under this indemnity obligation could be substantial.

If E-Z-EM does not complete its distribution of our common stock, the liquidity of our stock could be limited.

E-Z-EM has advised us that it plans to distribute to its stockholders all AngioDynamics common stock that it owns by February 5, 2005. However, completion of the distribution depends on the satisfaction or waiver of a number of conditions that are included in our master separation and distribution agreement with E-Z-EM. These conditions are described in greater detail in “Relationship and Arrangements with E-Z-EM—The Distribution”. We anticipate that these conditions will be satisfied or waived by E-Z-EM. Except for restrictions on our ability to attract additional capital and engage in acquisitions and other strategic transactions, we do not anticipate that our separation from E-Z-EM will have any material impact on our future operations or earnings. E-Z-EM is not obligated to make the distribution and it may not occur.

If the distribution is delayed beyond February 5, 2005, the distribution may still be completed in reliance upon an opinion of E-Z-EM’s tax counsel. In any event, if the distribution is delayed or not completed, the liquidity of our shares will be constrained unless and until E-Z-EM elects to sell some portion of its equity ownership in us. In addition, E-Z-EM has agreed with the underwriters that it will not complete the distribution until at least 120 days after the date of this prospectus without the prior written consent of RBC Capital Markets Corporation.

As long as E-Z-EM owns a majority of our common stock, our other stockholders will be unable to affect the outcome of stockholder voting.

After the completion of this offering, E-Z-EM will beneficially own at least 80% of the outstanding shares of our common stock. As long as E-Z-EM owns a majority of our outstanding common stock, our other stockholders will generally be unable to affect or change the management or the direction of our company without E-Z-EM’s support. Additionally, as long as E-Z-EM owns a majority of our outstanding common stock, E-Z-EM will continue to be able to elect our entire board of directors and, generally, to determine the outcome of all corporate actions requiring stockholder approval. E-Z-EM’s interests may differ from or conflict with the interests of our other stockholders. Although E-Z-EM has agreed that, for so long as it owns any of our common stock, it will vote its shares to elect to our board of directors the number of independent directors required to comply with the Nasdaq National Market listing requirements, E-Z-EM will be in a position to control all matters affecting our company, including:

•	our general corporate direction and policies;

•	amendments to our certificate of incorporation and bylaws;

•	acquisitions, sales of our assets, mergers or similar transactions, including transactions involving a change of control or a merger of AngioDynamics into E-Z-EM;

•	future issuances of common stock or other securities of our company;

•	the incurrence of debt by our company;

•	the payment of dividends on our common stock;

•	compensation, stock option and other human resources policy decisions; and

•	the allocation of business opportunities that may be suitable for E-Z-EM and us.

Members of two families may have significant influence over our affairs due to their current ownership of a majority of E-Z-EM’s stock and their ownership of a significant amount of our stock after the distribution by E-Z-EM is completed.

Members of the Stern and Meyers families and their affiliates own in the aggregate approximately 53% of E-Z-EM’s outstanding shares of common stock. These stockholders are able to significantly influence all matters requiring E-Z-EM stockholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations, and thus may indirectly affect us with respect to these types of matters. Further, if, as we expect, E-Z-EM completes the distribution to its stockholders of the AngioDynamics stock it owns, these two stockholder groups will own approximately 44% of our outstanding common stock (assuming no other issuances of our or E-Z-EM’s stock and no changes in their percentage ownership of E-Z-EM stock) and will be able to significantly influence, if not exercise control over, our important corporate and business matters. This control by E-Z-EM before the distribution, and by these stockholders after the distribution, may delay, deter or prevent a third-party from acquiring or merging with us. As a result, this control may not be in the best interests of our other stockholders, and may in turn reduce the market price of our common stock.

We cannot rely on E-Z-EM to fund our future capital requirements, and financing from other sources may not be available on favorable terms or at all.

In the past, most of our capital needs have been funded by E-Z-EM. However, following this offering, E-Z-EM will be under no obligation to provide funds to finance our working capital or other cash requirements. Financing or financial support from other sources, if needed, may not be available on favorable terms or at all.

We believe our capital requirements will vary greatly from quarter to quarter. Capital expenditures, fluctuations in our results of operations, financing activities, acquisitions, investments and inventory and receivables management may contribute to these fluctuations. Although we believe that the proceeds from this offering and our future cash flow from operations will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for at least the next 12 months, we may require or choose to obtain additional debt or equity financing to finance acquisitions or other investments in our business. Future equity financings may be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants.

Some of our directors may have conflicts of interest because they are also directors of E-Z-EM, and some of our directors and executive officers own E-Z-EM stock or options to purchase E-Z-EM stock.

When we complete this offering of our common stock, three of our directors, Messrs. Echenberg, Meyers and Stern, will also be directors of E-Z-EM. These directors will have obligations to both companies and may have conflicts of interest with respect to matters involving or affecting us, including, for example, acquisitions and other corporate opportunities that may be suitable for both us and E-Z-EM. After completion of this offering, a number of our directors and executive officers will continue to own E-Z-EM stock or options to purchase E-Z-EM stock they acquired as directors or employees of E-Z-EM. These ownership interests could create, or appear to create, potential conflicts of interest when these directors and executive officers are faced with decisions that could have different implications for our company and E-Z-EM.

The agreements we have entered into with E-Z-EM in connection with this offering could restrict our operations.

We and E-Z-EM have entered into a number of agreements governing our separation from E-Z-EM and our future relationship. The terms and provisions of these agreements may be less favorable to us than terms and provisions we could have obtained in arm’s-length negotiations with unaffiliated third parties. Under these agreements with E-Z-EM, we have agreed to take actions, observe commitments and accept terms and conditions that are or may be advantageous to E-Z-EM but are or may be disadvantageous to us. The terms of these agreements include obligations and restrictive provisions, including, but not limited to:

•	an agreement to indemnify E-Z-EM, its affiliates, and each of their respective directors, officers, employees, agents and representatives from all liabilities that arise from our breach of, or performance under, the agreements we have entered into with E-Z-EM in connection with the separation and for any of our liabilities;

•	an agreement to indemnify E-Z-EM for certain tax liabilities and for any action or inaction by us that, if the distribution by E-Z-EM of our stock to its stockholders occurs, causes the distribution to be taxable to E-Z-EM or its stockholders;

•	an agreement to not change our significant accounting principles for periods in which our financial results are included in E-Z-EM’s consolidated financial statements, unless we are required to do so to comply, in all material respects, with generally accepted accounting principles and SEC requirements; and

•	an agreement not to compete with E-Z-EM’s current business activities for a period of two years.

We have also agreed that, so long as E-Z-EM is required to consolidate our company within its financial statements, we will use E-Z-EM’s auditors, use reasonable efforts to have our annual audit completed on the same date as E-Z-EM’s annual audit and provide information and access to E-Z-EM and its auditors.

For a further discussion of our agreements with E-Z-EM, see “Relationship and Arrangements with E-Z-EM.”

We face risks associated with being a member of E-Z-EM’s consolidated group for Federal income tax purposes.

For so long as E-Z-EM continues to own at least 80% of the voting power and value of our capital stock, we will be included in E-Z-EM’s consolidated group for Federal income tax purposes. Under a tax allocation and indemnification agreement we have entered into with E-Z-EM, we will pay E-Z-EM the amount of Federal income taxes that we would be required to pay if we were a separate taxpayer not included in E-Z-EM’s consolidated return. In addition, by virtue of its controlling ownership and the tax responsibility allocation agreement, E-Z-EM will effectively control substantially all of our tax decisions and will have sole authority to respond to and conduct all tax proceedings, including tax audits relating to E-Z-EM’s consolidated income tax returns in which we are included. Moreover, notwithstanding the tax allocation and indemnification agreement, Federal law provides that each member of a consolidated group is liable for the group’s entire tax obligation. Thus, to the extent E-Z-EM or other members of the group fail to make any Federal income tax payments required of them by law, we could be liable for the shortfall. For a further discussion of these tax issues, see “Relationship and Arrangements with E-Z-EM — Tax Allocation and Indemnification Agreement.”

Risks Relating to the Offering of our Securities

We cannot predict the impact of the distribution on the price of our common stock.

We cannot predict the effect that the distribution by E-Z-EM of our stock to its stockholders will have on the market price of our common stock. E-Z-EM has advised us that it intends to distribute 9,200,000 shares of our common stock, or approximately 82.5% of our common stock following this offering, by E-Z-EM to its stockholders. Of these shares, approximately 4,300,000 will be eligible for immediate resale in the public markets following the distribution. In addition, significant amounts of common stock may be sold in the open market in anticipation of, or following, the distribution by E-Z-EM. Sales of substantial amounts of our common stock in the public market, or the perception that substantial sales might occur, whether as a result of this distribution or otherwise, could cause the market price of our stock to decline significantly.

Our stock price may be volatile because of factors beyond our control, and you may lose all or a part of your investment.

Any of the following factors could affect the market price of our common stock:

•	our failure to maintain profitability;

•	our failure to meet financial analysts’ performance expectations;

•	changes in earnings estimates and recommendations by financial analysts;

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments;

•	the loss of major customers or product or component suppliers;

•	product liability lawsuits or product recalls; and

•	general market, political and economic conditions.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s attention and resources that would otherwise be used to benefit the future performance of our business.

There is no public market for our common stock, and an active trading market may not develop or be sustained after this offering is completed.

Before this offering, E-Z-EM held all of our outstanding common stock, and therefore, there has been no public market for shares of our common stock. An active trading market may not develop or be sustained following completion of this offering. The initial public offering price of the shares has been determined by negotiations between us and representatives of the underwriters. The price may bear no relationship to the price at which our common stock will trade upon completion of this offering. The stock market has experienced significant price and volume fluctuations. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares.

Future sales of our common stock by E-Z-EM and E-Z-EM’s ownership of a majority of our common stock could cause our stock price to decrease.

Our agreements with E-Z-EM will not prevent E-Z-EM from selling its AngioDynamics common stock. Additionally, if the distribution is delayed or not completed, we may be required to prepare and file with the SEC registration statements covering such sales by E-Z-EM, or prepare offering memorandums for use by E-Z-EM in private offerings of our stock. The sale or potential sale by E-Z-EM of AngioDynamics common stock, even of relatively small amounts, could result in a lower trading price of our stock. Additionally, as a result of E-Z-EM’s ability to control our company, some investors may be unwilling to purchase our common stock. If the demand for our common stock is reduced because of E-Z-EM’s control of our company, the price of our stock could be materially depressed.

Provisions in our charter documents, our rights plan, Delaware law and tax considerations related to the distribution by E-Z-EM may delay or prevent a change in control.

Provisions in our amended and restated certificate of incorporation and bylaws, our stockholder rights plan and under Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our amended and restated certificate of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

•	a classified board of directors;

•	advance notification procedures for matters to be brought before stockholder meetings;

•	a limitation on who may call stockholder meetings;

•	a prohibition on stockholder action by written consent after the distribution by E-Z-EM; and

•	the ability of our board of directors to issue up to 5,000,000 shares of preferred stock without a stockholder vote.

The issuance of stock under our stockholder rights plan could delay, deter or prevent a takeover attempt that stockholders might consider in their best interests. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder unless various conditions are met, such as approval of the transaction by our board of directors. Any of these restrictions could have the effect of delaying or preventing a change in control. For a more complete discussion of these provisions of Delaware law, see “Description of Capital Stock — Anti-Takeover Provisions.”

In addition, our master separation and distribution agreement with E-Z-EM provides that we will indemnify E-Z-EM for any taxes due if the distribution fails to qualify as tax-free because of our actions or inactions. An acquisition of us by a third party could have such an effect. As a result, these tax considerations may delay or prevent a third party from acquiring us in a transaction you may otherwise have considered favorable or reduce the amount you receive as part of the transaction.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per share of our common stock will exceed the net tangible book value per share of our common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will incur immediate dilution in pro forma net tangible book value of approximately $9.59 per share. If the holders of outstanding options for our common stock exercise these options in the future, you will incur further dilution.

We have not paid and have no plans to pay cash dividends.

We have not previously paid any cash dividends and we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

ASSUMPTIONS USED IN THIS PROSPECTUS

Throughout this prospectus, our fiscal years ended May 29, 1999, June 3, 2000, June 2, 2001, June 1, 2002 and May 31, 2003 are referred to as fiscal 1999, 2000, 2001, 2002 and 2003, respectively. Our fiscal year consists of 52 or 53 weeks and ends on the Saturday nearest to May 31st in the applicable year. Fiscal year 2000 was a 53-week year. All other fiscal years consisted of 52 weeks. The nine-month periods included in this prospectus consist of 39 weeks ended on March 1, 2003 and February 28, 2004.

Unless we indicate otherwise, all of the information in this prospectus:

•	assumes the underwriters do not exercise the option granted by us to purchase additional shares in this offering;

•	does not give effect to the exercise of outstanding options to purchase 1,331,386 shares of common stock under our 1997 Stock Option Plan;

•	does not include an aggregate of 1,166,288 shares of our common stock available for future issuance or grant under our 1997 Stock Option Plan and our 2004 Stock and Incentive Award Plan; and

•	does not give effect to the exercise of options for up to 700,000 shares of our common stock that we will issue to holders of E-Z-EM stock options in connection with the distribution of our common stock to the E-Z-EM stockholders.

We have registered the following marks with the U.S. Patent and Trademarks Office: AngioDynamics; Pulse*Spray; and Soft-Vu. This prospectus also contains trademarks of companies other than AngioDynamics, including ELVeS and elvs, trademarks of biolitec, Inc.

We have also registered the Internet domain names http://www.angiodynamics.com and http://www.elvslaser.com.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including those relating to:

•	the unpredictability of our quarterly revenues and results of operations;

•	our ability to keep pace with a rapidly evolving marketplace and to develop and market new and enhanced products;

•	a highly competitive market for medical devices;

•	our reliance on single and limited sources of supply;

•	possible product liability lawsuits and product recalls;

•	inadequate levels of third-party reimbursement to healthcare providers;

•	our ability to obtain U.S. and foreign regulatory clearance for our products;

•	the effect of a disaster at our manufacturing facility; and

•	various risks related to our relationship with E-Z-EM.

Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make.

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of 1,950,000 shares of common stock being offered by us at an assumed initial public offering of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, to be approximately $22.2 million, or $25.7 million if our underwriters exercise their over-allotment option in full. We intend to use the net proceeds of this offering for working capital and general corporate purposes, including new product development and potential acquisitions of complementary products and businesses, and to repay debt of $3,000,000 to E-Z-EM. This debt, which we originally incurred in 1997 and subsequently renewed, bears interest at an annual rate of 1.50% and is payable on November 8, 2006. In the past we have had, and in the future we may have, discussions regarding acquisitions of complementary products and businesses.

Pending the application of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing investment-grade securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for additional information regarding our sources and uses of capital.

DIVIDEND POLICY

We have never declared or paid cash dividends. We currently intend to retain any future earnings for the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of February 28, 2004:

•	the “Actual” column shows our capitalization on a historical basis, without any adjustments to reflect subsequent or anticipated events;

•	the “Pro Forma” column shows our capitalization with adjustments to reflect the capitalization of $13,148,000 of long-term debt due to E-Z-EM prior to completion of this offering; and

•	the “Pro Forma as Adjusted” column shows our pro forma capitalization with adjustments to reflect (i) receipt by us of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share and (ii) the application of a portion of the estimated net proceeds to repay $3,000,000 of indebtedness to E-Z-EM. See “Use of Proceeds.”

The information in this table does not include:

•	an aggregate of 1,331,386 shares of our common stock issuable upon exercise of stock options issued under our 1997 Stock Option Plan at a weighted average exercise price of $4.51 per share;

•	an aggregate of 1,166,288 shares of our common stock that may be issued under our 1997 Stock Option Plan and our 2004 Stock and Incentive Award Plan; and

•	up to 700,000 shares of our common stock that will be issuable upon exercise of options we will issue to holders of E-Z-EM stock options in connection with the distribution by E-Z-EM of our common stock to its stockholders.

You should read this table with our “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements, which are included elsewhere in this prospectus.

	February 28, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Cash & cash equivalents	$1,332	$1,332	$20,528

Liabilities
Long-term debt, including current portion	$3,290	$3,290	$3,290
Notes payable to parent	16,148	3,000	—

Total long-term debt	19,438	6,290	3,290

Stockholders’ equity
Preferred stock, par value $.01 per share, 5,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, par value $.01 per share, 45,000,000 shares authorized, 9,200,000 issued and outstanding (actual); 9,200,000 shares issued and outstanding (pro forma); 11,150,000 shares issued and outstanding (pro forma as adjusted)	92	92	112
Additional paid in capital	13,177	26,325	48,501
Accumulated deficit	(9,346)	(9,346)	(9,346)
Accumulated other comprehensive loss	(203)	(203)	(203)

Total stockholders’ equity	3,720	16,868	39,064

Total capitalization	$23,158	$23,158	$42,354

DILUTION

If you invest in our common stock, your interest will be diluted by the difference between the initial public offering price for each share you purchase and the as adjusted pro forma net tangible book value per share immediately after this offering. Net tangible book value per share represents the amount of our common stockholders equity, less intangible assets, diluted by the number of shares of common stock outstanding. As of February 28, 2004, our pro forma net tangible book value was approximately $15.8 million or $1.72 per share, giving effect to the capitalization of $13,148,000 of long-term debt due to E-Z-EM. After giving effect to the sale of 1,950,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $13.00 per share and the application of the net proceeds therefrom, our pro forma as adjusted net tangible book value as of February 28, 2004 would have been approximately $38.0 million, or $3.41 per share. This represents an immediate increase in net tangible book value of $1.69 to our existing stockholders and an immediate dilution of $9.59 per share to new investors. The following table illustrates the substantial and immediate per share dilution to new investors:

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value as of February 28, 2004	1.72
Increase in pro forma net tangible book value per share attributable to new investors	1.69
Pro forma as adjusted net tangible book value per share after the offering		3.41

Dilution per share to new investors		$9.59

If the underwriters exercise their over-allotment option in full, we will issue an additional 292,500 shares of common stock to new investors, the increase in pro forma net tangible book value per share attributable to new investors will be $1.91 and the dilution per share to new investors will be $9.37.

The following table sets forth on a pro forma as adjusted basis as of February 28, 2004, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholder and by new investors, before deducting the underwriting discounts and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholder	9,200,000	82.5%	$26,417,000	51%	$2.87
New investors	1,950,000	17.5	25,350,000	49	13.00

Total	11,150,000	100.0%	$51,767,000	100%	$4.64

The discussion and tables above assume no exercise of any outstanding options. As of February 28, 2004, there were 1,331,386 shares of common stock issuable upon exercise of stock options, none of which are currently exercisable, at a weighted average exercise price of $4.51 per share, and an aggregate of 1,166,288 shares available for future grant or issuance under our 1997 Stock Option Plan and our 2004 Stock and Incentive Award Plan. In addition, in connection with E-Z-EM’s distribution of our common stock to its stockholders, we will issue options to purchase up to 700,000 shares of our common stock to holders of E-Z-EM stock options at exercise prices below that of the market price of our stock at the time of issuance. To the extent that these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statements of earnings data and the selected consolidated operating data for the fifty-two weeks ended June 2, 2001, June 1, 2002 and May 31, 2003, and the consolidated balance sheet data as of June 1, 2002 and May 31, 2003 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of earnings data and the selected consolidated operating data for the fifty-two weeks ended May 29, 1999 and the fifty-three weeks ended June 3, 2000 and the consolidated balance sheet data as of May 29, 1999, June 3, 2000 and June 2, 2001 are derived from our audited consolidated financial statements not included in the prospectus. The consolidated statements of earnings data and the selected consolidated operations data for the thirty-nine weeks ended March 1, 2003 and February 28, 2004 and the consolidated balance sheet data as of February 28, 2004 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of February 28, 2004 and results of operations for the thirty-nine weeks ended March 1, 2003 and February 28, 2004. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note A of “Notes to Financial Statements” for a description of the method that we used to compute our historical basic and diluted net income (loss) per share attributable to common stockholders.

	Fifty-two weeks ended	Fifty-three weeks ended	Fifty-two weeks ended			Thirty-nine weeks ended
	May 29, 1999	June 3, 2000	June 2, 2001	June 1, 2002	May 31, 2003	Mar. 1, 2003	Feb. 28, 2004
	(in thousands, except share and per share data)
Statement of earnings data:
Net sales	$21,471	$21,769	$23,390	$30,890	$38,434	$27,199	$34,936
Cost of goods sold	12,425	11,911	12,418	15,333	18,572	13,170	16,655

Gross profit	9,046	9,858	10,972	15,557	19,862	14,029	18,281

Operating expenses:
Sales and marketing	6,011	6,823	7,089	8,901	11,338	8,028	9,947
General and administrative	2,400	2,132	1,875	2,317	2,777	1,769	2,597
Research and development	1,625	1,642	1,426	1,951	2,509	2,042	2,530
Loss on sale of subsidiary and related assets	—	—	872	—	—	—	—

Total operating expenses	10,036	10,597	11,262	13,169	16,624	11,839	15,074

Operating profit	(990)	(739)	(290)	2,388	3,238	2,190	3,207
Other income (expenses)
Interest income	16	12	71	45	38	27	11
Interest expense(a)	(986)	(1,005)	(952)	(863)	(1,021)	(757)	(632)
Other, net	257	19	1	—	—	—	—

Earnings (loss) before income tax provision (benefit)	(1,703)	(1,713)	(1,170)	1,570	2,225	1,460	2,586
Income tax provision (benefit)	(546)	(296)	(1,513)	561	1,069	807	989

Net earnings (loss)	$(1,157)	$(1,417)	$343	$1,009	$1,186	$653	$1,597

	Fifty-two weeks ended	Fifty-three weeks ended	Fifty-two weeks ended			Thirty-nine weeks ended
	May 29, 1999	June 3, 2000	June 2, 2001	June 1, 2002	May 31, 2003	Mar. 1, 2003	Feb. 28, 2004
Earnings per common share:
Basic	$(.13)	$(.15)	$.04	$.11	$.13	$.07	$.17

Diluted	$(.13)	$(.15)	$.04	$.11	$.13	$.07	$.16

Weighted average number of shares used in per share calculation:
Basic	9,200,000	9,200,000	9,200,000	9,200,000	9,200,000	9,200,000	9,200,000
Diluted	9,200,000	9,200,000	9,200,000	9,337,425	9,472,233	9,472,281	9,732,432

Cash flow data:
Net cash provided (used in) by operating activities	$883	$400	$409	$1,206	$680	$547	$1,140
Net cash provided by (used in) investing activities	(376)	(393)	1,499	(715)	(4,572)	(4,164)	(642)
Net cash provided by (used in) financing activities	—	—	(1,761)	371	3,306	3,341	(105)

		As of
		May 29, 1999	June 3, 2000	June 2, 2001	June 1, 2002	May 31, 2003	Feb. 28, 2004
Balance sheet data:
Cash and cash equivalents		$613	$530	$1,948	$1,525	$939	$1,332
Working capital		9,822	9,207	9,676	10,101	12,360	13,672
Total assets		18,469	17,872	16,782	20,647	27,056	29,072
Non-current liabilities		17,098	17,697	15,754	15,165	19,403	19,288
Accumulated deficit		(12,064)	(13,481)	(13,138)	(12,129)	(10,943)	(9,346)
Total stockholders’ equity (deficit)		(921)	(2,602)	(1,309)	(295)	1,487	3,720

(a)	Interest expense includes imputed interest on debt to E-Z-EM of $892, $669 and $534 for the fifty-two weeks ended May 31, 2003 and the thirty-nine weeks ended March 1, 2003 and February 28, 2004, respectively. The interest charges are treated as non-cash items for cash flow purposes and increases to additional paid-in capital. Of the $16,148 debt due to E-Z-EM as of February 28, 2004, $13,148 will be capitalized prior to the completion of this offering and the remaining $3,000 repaid from the proceeds of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

AngioDynamics is a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD. We design, develop, manufacture and market a broad line of therapeutic and diagnostic devices that enable interventional physicians (interventional radiologists, vascular surgeons and others) to treat PVD and other non-coronary diseases. We believe that we are the only company whose primary focus is to offer a comprehensive product line for the interventional treatment of these diseases. For the past five fiscal years, over 95% of our net sales were from single use, disposable products.

For the past three fiscal years our aggregate net sales from the following product categories have grown at a CAGR of 28.2%:

	2001		2002		2003
	$	%	$	%	$	%
	(dollars in thousands)
Angiographic products and accessories	$11,895	50.8%	$13,042	42.2%	$13,701	35.6%
Hemodialysis catheters	3,227	13.8	6,227	20.2	9,371	24.4
PTA dilation catheters	1,387	5.9	2,384	7.7	3,048	7.9
Thrombolytic products	2,623	11.2	2,808	9.1	2,989	7.8
Image-guided vascular access products	808	3.5	1,867	6.0	2,656	6.9
Endovascular Laser Venous System products	—	—	—	—	2,106	5.5
Drainage products	1,018	4.4	1,103	3.6	1,311	3.4
Other	2,432	10.4	3,459	11.2	3,252	8.5

	$23,390	100.0%	$30,890	100.0%	$38,434	100.0%

We sell our broad line of quality device products in the United States through a direct sales force comprised of 35 sales persons, five regional managers and a vice president of sales. Outside the United States, we sell our products indirectly through a network of distributors in 27 markets. For each of our last three fiscal years, less than 10% of our net sales were in markets outside the United States.

Our growth depends in large part on the continuous introduction of new and innovative products, together with ongoing enhancements to our existing products, through internal product development, technology licensing and strategic alliances. Approximately 67% of our sales growth over our past two fiscal years was attributable to products in three categories — hemodialysis catheters, image-guided vascular access, or IGVA, products and our elvs product line — that were obtained or developed either under licensing arrangements with or from third parties. We also achieved significant growth in sales of angiographic catheters and PTA dilation catheters, which we developed internally. Additionally, about 55% of our net sales for fiscal 2003 were from products introduced in the last five years. For each of the past three fiscal years, we invested at least 6% of our net sales in research and development. We expect our research and development expenditures to exceed 7% of net sales for fiscal 2004 and to approximate 8% of net sales in the future.

For fiscal 2003, approximately 40% of our net sales were derived from products manufactured for us by third parties. Going forward, we intend to manufacture some of these products to achieve lower product costs and increased profitability. We recently expanded our facility to provide us with significantly greater manufacturing capacity and to accommodate additional research, development and administrative requirements. We are not currently operating our facility at full capacity.

There is significant competition among physicians to perform peripheral interventional procedures for PVD and other non-coronary diseases. We believe that the interventional radiologists and vascular surgeons who comprise our primary customer base will continue to capture a significant portion of these procedures due to several factors, including the increased focus by interventional radiologists on improving their clinical practice management skills and the increased partnering of interventional radiologists and vascular surgeons. However, as interventional procedures have gained greater acceptance, other medical specialists, particularly cardiologists, are competing for patients with peripheral vascular and other non-coronary disorders, and we expect this competition to intensify. If these physicians increase their share of interventional treatments at the expense of our primary customers, we may be at a competitive disadvantage. Several of our competitors are focused primarily on cardiology and have established relationships with many cardiologists, and may be better positioned than us to take advantage of any increased opportunities for sales to these physicians. In 2000, we made a strategic decision to focus on the market for interventional therapies for PVD and to exit the cardiovascular disease market due primarily to intensive competition and the significant resource requirements for competing successfully in that market.

To date, our primary sources of financing have been loans and capital contributions from E-Z-EM, long-term bank debt and cash generated from operations. Following the completion of this offering, we will not receive any additional financing from E-Z-EM. Furthermore, we are, and will be for two years following the distribution by E-Z-EM of our stock to its stockholders, subject to restrictions on our ability to raise capital by issuing equity or convertible debt securities, or to use our equity securities to acquire other businesses or assets. Additionally, we have historically provided contract manufacturing services to E-Z-EM. For fiscal 2003, our net sales for these services were $545,000. These arrangements will continue after our separation from E-Z-EM, but may be discontinued by E-Z-EM at any time on 60 days’ prior notice. Further, as a stand-alone publicly held company, we will incur additional expenses, including significantly higher premiums for directors and officers insurance and product liability insurance.

Critical Accounting Policies and Use of Estimates

Our significant accounting policies are summarized in Note A to our consolidated financial statements included elsewhere in this prospectus. While all these significant accounting policies affect the reporting of our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require us to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates. The accounting policies identified as critical are as follows:

Revenue Recognition

We recognize revenue in accordance with generally accepted accounting principles as outlined in the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition,” which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. Decisions relative to criterion (iii) regarding collectability are based upon our judgments, as discussed under “Accounts Receivable” below, and should conditions change in the future and cause us to determine this criterion is not met, our results of operations may be affected. We recognize revenue as products are shipped, based on F.O.B. shipping point terms, when title passes to customers. We negotiate shipping and credit terms on a customer-by-customer basis and products are shipped at an agreed upon price. All product returns must be pre-approved by us and, if approved, customers are subject to a 20% restocking charge. To be accepted, a returned product must be unadulterated, undamaged and must have at least 12 months remaining prior to its expiration date.

Accounts Receivable

Accounts receivable are generally due within 30 to 60 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. We perform ongoing customer credit evaluations and adjust credit limits based upon payment history and the customers’ current credit worthiness, as determined by a review of their current credit information. We continuously monitor aging reports, collections and payments from customers, and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues we identify. While such credit losses have historically been within our expectations and allowances, we cannot guarantee the same credit loss rates will be experienced in the future. We write off accounts receivable when they become uncollectible. For the period from the beginning of fiscal 2002 to February 28, 2004, our write offs of accounts receivable aggregated $27,000.

Income Taxes

In preparing our financial statements, we calculate income tax expense for each jurisdiction in which we operate. This involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes that are recorded as deferred tax assets and liabilities. We periodically evaluate deferred tax assets, capital loss carryforwards and tax credit carryforwards to determine their recoverability based primarily on our ability to generate future taxable income and capital gains. Where their recovery is not likely, we estimate a valuation allowance and record a corresponding additional tax expense in our statement of earnings. If actual results differ from our estimates due to changes in assumptions, the provision for income taxes could be materially affected. As of May 31, 2003, our valuation allowance and net deferred tax asset were approximately $1.2 million and $1.5 million, respectively.

We have a tax allocation and indemnification arrangement with E-Z-EM with whom we file a consolidated Federal tax return. Under this arrangement, we pay Federal income tax based on the amount of taxable income we generate and are credited for Federal tax benefits we generate that can be used by us or other members of the consolidated group. This arrangement does not cover tax liabilities arising from state, local and other taxing authorities to whom we report separately. We have entered into a tax allocation and indemnification agreement with E-Z-EM that will govern our relationship after completion of this offering. This agreement contains generally the same terms and conditions as our current arrangement.

Inventories

We value inventories at the lower of cost (on the first-in, first-out method) or market. On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on product expiration dating and our estimated sales forecast, which is based on sales history and anticipated future demand. Our estimates of future product demand may not be accurate and we may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations. As of June 1, 2002, May 31, 2003, and February 28, 2004, our reserve for excess and obsolete inventory was $1.0 million, $1.2 million and $1.4 million, respectively.

Property, Plant and Equipment

We state property, plant and equipment at cost, less accumulated depreciation, and depreciate these assets principally using the straight-line method over their estimated useful lives. We determine this based on our estimates of the period over which the assets will generate revenue. Any change in condition that would cause us to change our estimate of the useful lives of a group or class of assets may significantly affect depreciation expense on a prospective basis.

Results of Operations

Our operating results for fiscal 2001, 2002 and 2003 and for the thirty-nine weeks ended March 1, 2003 and February 28, 2004 are expressed as a percentage of total net sales in the following table.

	Fifty-two weeks ended			Thirty-nine weeks ended
	June 2, 2001	June 1, 2002	May 31, 2003	Mar. 1, 2003	Feb. 28, 2004
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	53.1	49.6	48.3	48.4	47.7

Gross profit	46.9	50.4	51.7	51.6	52.3

Operating expenses
Sales and marketing	30.3	28.8	29.5	29.5	28.5
General and administrative	8.0	7.5	7.2	7.5	7.2
Research and development	6.1	6.3	6.5	6.5	7.4
Loss on sale of subsidiary and related assets	3.7	0.0	0.0	0.0	0.0

Total operating expenses	48.1	42.6	43.2	43.5	43.1

Operating profit (loss)	(1.2)	7.8	8.5	8.1	9.2

Other income (expenses)
Interest income	0.3	0.1	0.1	0.1	0.0
Interest expense	(4.1)	(2.8)	(2.7)	(2.8)	(1.8)
Other, net	0.0	0.0	0.0	0.0	0.0

Earnings (loss) before income tax provision (benefit)	(5.0)	5.1	5.9	5.4	7.4
Income tax provision (benefit)	(6.5)	1.8	2.8	3.0	2.8

Net earnings	1.5%	3.3%	3.1%	2.4%	4.6%

Thirty-nine weeks ended February 28, 2004 and March 1, 2003

Net sales. Net sales consist of revenue derived from the sale of our products and related freight charges, less discounts and returns. For the thirty-nine weeks ended February 28, 2004, or the fiscal 2004 period, net sales were $34.9 million, an increase of $7.7 million, or 28.5%, compared to the thirty-nine weeks ended March 1, 2003, or the fiscal 2003 period. Sales increased across all of our principal product lines for the fiscal 2004 period compared to the fiscal 2003 period. The increase in our net sales was due to new product introductions, the expansion of our domestic sales force and increased sales of our existing product lines. Sales of hemodialysis catheters for the fiscal 2004 period increased by $3.1 million compared to the fiscal 2003 period, principally due to our introduction of the Dura-Flow chronic hemodialysis catheter in September 2002. Our elvs product, a device used in the treatment of varicose veins, was introduced in June 2002 and accounted for $2.7 million of the increase in our net sales for the fiscal 2004 period. Sales of angiographic, vascular access, PTA dilatation catheters and thrombolytic products in the aggregate accounted for $1.9 million of the increase in our net sales for the fiscal 2004 period. Net sales to non-U.S. markets for the fiscal 2004 period were $1.8 million, or 5.1% of net sales, compared to $1.9 million, or 7.0% of net sales, for the fiscal 2003 period. This decrease is due to lower sales of angiographic products resulting from increased pricing competition. Price increases were not a significant factor in the increase of our net sales.

Gross profit. Gross profit consists of net sales less the cost of goods sold, which includes the costs of materials, products purchased from third parties and resold by us, manufacturing personnel, freight, business insurance, depreciation of property and equipment and other manufacturing overhead. Gross profit for the fiscal 2004 period increased by $4.3 million, or 30.3%, to $18.3 million, compared to the fiscal 2003 period. As a percentage of net sales, gross profit increased to 52.3% for the fiscal 2004 period, from 51.6% for the fiscal 2003 period.

Sales and marketing. Sales and marketing expenses consist primarily of the costs of salaries, commissions, travel and entertainment, attendance at medical society meetings, advertising and product promotions and samples. Sales and marketing expenses were $9.9 million for the fiscal 2004 period, an increase of $1.9 million, or 23.9%, compared to the fiscal 2003 period. Selling expenses increased due to an expansion of our domestic sales force and to other costs related to the increase in net sales, including increased commissions, promotions and samples, meals and entertainment, and travel and lodging. During the 2004 period, we added three new domestic sales representatives, bringing the total to 35, and one regional sales manager, bringing the total to five. Marketing expenses increased principally due to hiring of additional personnel to support customer orders and elvs marketing efforts. As a percentage of net sales, sales and marketing expenses were 28.5% and 29.5% for the fiscal 2004 period and the fiscal 2003 period, respectively.

General and administrative. General and administrative expenses include corporate, finance, human resources, administrative and professional fees, as well as information technology expenses. General and administrative expenses increased to $2.5 million for the fiscal 2004 period, an increase of $488,000, or 23.9%, compared to the fiscal 2003 period. This increase was principally due to increased professional fees, overhead costs associated with the expansion of our facility in Queensbury and increased compensation expenses. As a percentage of net sales, general administrative expenses were 7.2% and 7.5% for the fiscal 2004 period and the fiscal 2003 period, respectively.

Research and development. Research and development expenses include costs to develop new products, enhance existing products, validate new and enhanced products and register, maintain and defend our intellectual property. Research and development expenses increased to $2.6 million for the fiscal 2004 period, an increase of $828,000, or 46.8%, from the fiscal 2003 period. This increase was due primarily to increased personnel in both our research and development departments and expanded efforts to maintain and register our intellectual property assets. As a percentage of net sales, research and development expenses were 7.4% and 6.5% for the fiscal 2004 and 2003 periods, respectively.

Other income (expenses). Other income (expenses) principally includes interest income, interest expense and other miscellaneous items. For the fiscal 2004 period, other income (expenses) decreased to a net expense of $621,000 from a net expense of $730,000 for the fiscal 2003 period. This decrease is due to lower interest expense on the E-Z-EM debt, which resulted from lower prevailing interest rates when the notes payable to E-Z-EM were renewed as they became due throughout the period. The interest expense to E-Z-EM is an imputed interest charge. Although E-Z-EM waived interest charges on this debt, we recorded imputed interest charges of $534,000 and $669,000 for the fiscal 2004 and the fiscal 2003 periods, respectively. These charges are treated as non-cash items for cash flow purposes and as increases to additional paid in capital. As a percentage of net sales, other expenses, net, were 1.8% and 2.7% for the fiscal 2004 period and the fiscal 2003 period, respectively.

Income tax. Our effective income tax rates for the fiscal 2004 period and the fiscal 2003 period were 38.2% and 55.3%, respectively, compared to the Federal statutory rate of 34.0%. In both fiscal periods, we recorded expenses that were non-deductible for Federal income tax purposes, principally the imputed interest expense on our debt to E-Z-EM, which contributed to our higher than statutory effective tax rate. Further, in the 2004 fiscal period, the effect of non-deductible expenses was partially offset by utilization of capital loss carryforwards in which no tax benefit was previously recorded.

Fiscal Years Ended May 31, 2003 and June 1, 2002

Net sales. Net sales for fiscal 2003 were $38.4 million, an increase of $7.5 million, or 24.4%, from fiscal 2002 due to new product introductions, growth in existing products and expansion of our domestic sales force. Sales increased across all of our principal product lines for fiscal 2003 compared to fiscal 2002. Sales of our elvs products, which we introduced in the first quarter of fiscal 2003, accounted for $2.1 million of our net sales increase. Sales of hemodialysis catheters for fiscal 2003 increased by $3.1 million, principally due to our Dura-Flow hemodialysis catheter, introduced in the second quarter of fiscal 2003. Sales of the More Flow hemodialysis catheter contributed $1.5 million, or 26.9% of the increase of our sales of hemodialysis catheters. Sales of image-guided vascular access products increased by $789,000, or 42.2%, due to increased sales of our existing products. Net sales to non-U.S. markets were $2.7 million, or 6.9% of net sales, for fiscal 2003 compared to $2.8 million, or 9.0% of net sales, for fiscal 2002. This decline was due principally to competitive pricing pressure affecting our angiographic products. Price increases were not a significant factor in the increase of our net sales.

Gross profit. Gross profit for fiscal 2003 increased by $4.3 million, or 27.7%, to $19.9 million. This improvement was due to greater manufacturing efficiencies, lower freight costs and a decrease in our inventory reserves. Our improved manufacturing efficiencies resulted in large part from increased automation in the manufacture of angiographic catheters, PTA balloon catheters and other manufacturing processes. As a percentage of net sales, gross profit was 51.7% and 50.4% for fiscal 2003 and fiscal 2002, respectively.

Sales and marketing. Sales and marketing expenses were $11.3 million for fiscal 2003, an increase of $2.4 million, or 27.4%, compared to fiscal 2002. Selling expenses increased due to an expansion of our domestic sales force and to other costs related to the increase in our net sales, including for travel, entertainment and product samples. In fiscal 2003, we increased the number of our direct sales representatives to 32 from 24 and added one regional sales manager to increase the number of sales regions to four. Marketing expenses increased principally due to new product introductions. As a percentage of net sales, sales and marketing expenses were 29.5% and 28.8% for fiscal 2003 and fiscal 2002, respectively.

General and administrative. General and administrative expenses increased to $2.8 million for fiscal 2003, an increase of $460,000, or 19.9%, compared to fiscal 2002, due principally to hiring additional employees and increased compensation, travel, meal and entertainment expenses. Other factors that contributed to these increased costs were the expansion of our facility in Queensbury, increased business insurance premiums and general inflation. As a percentage of net sales, general and administrative expenses were 7.2% and 7.5% for fiscal 2003 and fiscal 2002, respectively.

Research and development. Research and development expenses increased by $558,000, or 28.6%, to $2.5 million for fiscal 2003. This increase was due primarily to our expanded efforts to register and maintain our intellectual property, increases in our research and development staff and increased costs for materials and supplies. As a percentage of net sales, research and development expenses were 6.5% and 6.3% for fiscal 2003 and fiscal 2002, respectively.

Other income (expenses). Other income (expenses) increased to a net expense of $983,000 for fiscal 2003 from a net expense of $818,000 for fiscal 2002. This increase was due to higher interest expense from the financing of our facility expansion in Queensbury. Between September 2002 and May 2003, we borrowed $2.7 million against a credit facility of $3.5 million. Interest expense for fiscal 2003 includes an imputed interest charge on our debt to E-Z-EM. Although E-Z-EM waived interest charges for fiscal 2003, we recorded an imputed interest charge of $892,000, which is treated as a non-cash item for cash flow purposes and as an increase to additional paid in capital. Interest of $863,000 was charged on our debt to E-Z-EM for fiscal 2002. As a percentage of net sales, other expenses, net, were 2.6% and 2.7% for fiscal 2003 and fiscal 2002, respectively.

Income tax. Our effective income tax rate for fiscal 2003 was 47.4%, compared to the Federal statutory rate of 34%, because we recorded expenses that were non-deductible for Federal income tax purposes, principally the imputed interest expense on our debt to E-Z-EM. For fiscal 2002, our effective income tax rate was 35.7% due to other expenses that were non-deductible for income tax purposes.

Fiscal Years Ended June 1, 2002 and June 2, 2001

Net sales. Net sales for fiscal 2002 were $30.9 million, an increase of $7.5 million, or 32.1%, from fiscal 2001. This increase was due to new product introductions and increased sales of our existing products. Sales increased across all of our principal product lines in fiscal 2002 compared to fiscal 2001. Sales of hemodialysis catheters for fiscal 2002 were $6.2 million, an increase of $3.0 million, or 93.0%, compared to fiscal 2001. Introduced late in the second quarter of fiscal 2002, our More Flow hemodialysis catheter accounted for $2.6 million of this increase. Increased angiographic catheter sales for fiscal 2002 of $1.2 million, or 9.6%, were principally due to increased sales of sizing catheters. Our sales of image-guided vascular access products for fiscal 2002 increased by $1.1 million, or 131.2%. This increase was primarily due to the doubling of our sales of micro access sets. Sales of our PTA dilation catheters increased by $1.0 million, or 71.9%, in fiscal 2002 compared to fiscal 2001. This increase was primarily due to increased sales of our WorkHorse balloon catheter. Our sales of other products increased by $867,000, or 54.3%. This increase was primarily due to growth in our sales of biliary stents. Net sales to non-U.S. markets were $2.8 million, or 9.0% of net sales, for fiscal 2002 compared to $2.8 million, or 12.0% of net sales, for fiscal 2001. This decline, as a percentage of net sales, is due principally to the elimination of our cardiology product line, as we exited this market in July 2000. Price increases were not a significant factor in the increase of our net sales.

Gross profit. Gross profit for fiscal 2002 increased by $4.6 million, or 41.8%, to $15.6 million due primarily to higher manufacturing volume, which resulted in economies of scale and greater manufacturing efficiencies, and increased margin contributions from the sale of new products. As a percentage of net sales, gross profit was 50.4% and 46.9% for fiscal 2002 and fiscal 2001, respectively.

Sales and marketing. Sales and marketing expenses were $8.9 million for fiscal 2002, an increase of $1.8 million, or 25.6%, compared to fiscal 2001. Selling expenses increased principally due to an expansion of our domestic sales force, higher sales commissions, and increased costs for product samples. We increased the number of our direct sales representatives to 24 from 16 and added one regional sales manager, increasing the number of regional territories to three. Marketing expenses increased principally due to new product introductions and the hiring of additional marketing staff. As a percentage of net sales, sales and marketing expenses were 28.8% and 30.3% for fiscal 2002 and fiscal 2001, respectively.

General and administrative. General and administrative expenses increased to $2.3 million for fiscal 2002, an increase of $442,000, or 23.6%, compared to fiscal 2001. This increase was due principally to increased compensation costs. As a percentage of net sales, general and administrative expenses were 7.5% and 8.0% for fiscal 2002 and fiscal 2001, respectively.

Research and development. Research and development expenses increased to $2.0 million for fiscal 2002, an increase of $525,000, or 36.8%, from fiscal 2001. This increase was due primarily to increases in the size of our research and development staff, legal fees for intellectual property maintenance and an increase in our costs for materials and supplies. As a percentage of net sales, research and development expenses were 6.3% and 6.1% for fiscal 2002 and fiscal 2001, respectively.

Loss on sale of subsidiary and related assets. In July 2000, we recorded a loss on the sale of our Irish subsidiary and other related assets of $872,000 in connection with our decision to exit the cardiovascular market. As a result of this sale, the comparison of our operating profit in fiscal 2002 and fiscal 2001 is favorably affected since there was no comparable expense in fiscal 2002.

Other income (expenses). Other income (expenses) decreased to a net expense of $818,000 for fiscal 2002 from a net expense of $880,000 for fiscal 2001, due to a decline in the interest rate payable on our debt to E-Z-EM. As a percentage of net sales, other expenses, net, were 2.7% and 3.8% for fiscal 2002 and fiscal 2001, respectively.

Income tax. Our effective income tax rate for fiscal 2002 was 35.7% compared to the Federal statutory rate of 34%. For fiscal 2001, we recorded an income tax benefit of $1.5 million on a loss before income tax of $1.2 million. The 2001 tax benefit resulted primarily from a reduction in our tax valuation allowance of $1.3 million. Our future projected profitability made it more likely than not that deferred tax assets could be deducted against future taxable earnings. Accordingly, we reversed a portion of our tax valuation allowance.

Liquidity and Capital Resources

During the past three years, we financed our operations primarily through long-term debt and cash flow from operations. At February 28, 2004, $2.1 million, or 7.1%, of our assets consisted of cash and cash equivalents, excluding restricted cash of $102,000, and short-term debt securities. Our current ratio was 3.3 to 1, with net working capital of $13.7 million, at February 28, 2004, compared to a current ratio of 3 to 1, with net working capital of $12.4 million, at May 31, 2003. The current ratio was 2.75 to 1, with net working capital of $10.1 million, at June 1, 2002. At February 28, 2004, total debt was $19.4 million comprised of $16.1 million of long-term notes payable to E-Z-EM and $3.3 million of short and long-term bank debt for financing our facility expansion in Queensbury, New York. Total debt was $19.5 million at May 31, 2003 and $16.2 million at June 1, 2002.

For the thirty-nine weeks ended February 28, 2004, capital expenditures were funded by cash provided by operations and cash reserves. For fiscal 2003, capital expenditures and an equity investment at cost were funded by cash from long-term debt, operations and cash reserves. For fiscal 2002, capital expenditures were funded by cash provided by operations. For fiscal 2001, capital expenditures and the repayment of debt to E-Z-EM were funded by proceeds from the sale of our Irish subsidiary and by cash from operations.

Historically, our primary sources of financing have been loans and capital contributions from E-Z-EM. At February 28, 2004, May 31, 2003 and June 1, 2002, notes payable to E-Z-EM were $16.2 million. Under our master separation and distribution agreement with E-Z-EM, E-Z-EM will capitalize $13.2 million of this amount on or before the date of this prospectus. The remaining $3.0 million of debt will be repaid from the proceeds of this offering. Effective June 2, 2002 and through May 29, 2004, E-Z-EM agreed to waive interest payments on these notes. However, we recorded imputed interest charges for the thirty-nine weeks ended February 28, 2004 and for fiscal 2003 of $534,000 and $892,000, respectively. These imputed interest charges were treated as non-cash items for cash flow purposes and as increases in additional paid in capital.

Net capital expenditures, primarily for facility expansion and machinery and equipment, were $4.1 million for fiscal 2003, compared to $682,000 for fiscal 2002 and $466,000 for fiscal 2001. Of the fiscal 2003 expenditures, $3.0 million was for the expansion of our headquarters and manufacturing facility. This expansion is expected to cost $3.5 million and is being financed by industrial revenue bonds. To secure this financing, we entered into agreements with local municipalities, a bank, a trustee and a remarketing agent. These agreements are referred to as the IDA agreements. The proceeds of the bonds are being advanced as construction occurs. As of February 28, 2004, the advances totaled $3.4 million, with the remaining proceeds of $102,000 classified as restricted cash. The bonds bear interest based on the market rate on the date the bonds are repriced and require quarterly principal payments ranging from $25,000 to $65,000 plus accrued interest through May 2022. We entered into an interest rate swap with a bank to convert the initial variable rate payments to a fixed interest rate of 4.45% per annum. The payments on the bonds are secured by a letter of credit in an initial amount of $3.6 million, and we are required to pay an annual fee ranging from 1.0% to 1.9% of the outstanding balance depending on our financial results. The current fee is 1.35% and is in effect until November 2005. The IDA agreements contain financial covenants relating to fixed charge coverage and interest coverage. At February 28, 2004, we were in compliance with these covenants. The outstanding debt is secured by a letter of credit and a first mortgage on the land, building and equipment comprising our facility in Queensbury. The debt covenants related to the industrial revenue bond financing and our bank line of credit, and the collateralization of substantially all of our assets to secure these financings, may restrict our ability to obtain debt financing in the future.

We are also restricted in our ability to obtain equity financing due to the anticipated distribution by E-Z-EM of our stock to its stockholders, which E-Z-EM has advised us that it intends to complete by February 5, 2005. We are limited in the amount of equity securities or convertible debt we can issue for a period of two years following the stock distribution by E-Z-EM in order to preserve the tax-free treatment of the distribution and avoid tax liabilities to E-Z-EM, its stockholders and, potentially, to us. Additionally, prior to the distribution, we cannot issue additional equity securities or convertible debt if to do so would reduce E-Z-EM’s ownership of our equity securities or voting power to less than 80% level required for the distribution to be tax-free to E-Z-EM and its stockholders. These factors could limit our sources of capital in the future.

We have available a $3.0 million bank line of credit, of which no amounts are outstanding. Our contractual obligations as of May 31, 2003, are set forth in the table below, as adjusted for the capitalization of $13.2 million debt due to E-Z-EM and the repayment of the $3.0 million remaining balance from the proceeds of this offering. We have no variable interest entities or other off-balance sheet obligations. As of February 28, 2004, there were no material changes to these obligations.

	Cash Payments Due by Period as of May 31, 2003
	Total	Less than One Year	1-3 Years	3-5 Years	After 5 Years
	(in thousands)
Contractual obligations:
Notes payable to bank for industrial revenue bonds	$3,395	$140	$500	$550	$2,205
Notes payable to parent(a)	3,000	3,000	—	—	—

	$6,395	$3,140	$500	$550	$2,205

(a)	At May 31, 2003, we had $16,148 in notes payable to E-Z-EM. Under our master separation and distribution agreement with E-Z-EM, E-Z-EM will capitalize $13,148 of this debt prior to completion of this offering, and we will repay the $3,000 remaining balance from the proceeds of this offering. The above contractual commitments have been adjusted to give effect to these agreements.

We believe that the net proceeds from this offering, together with our current cash and investment balances, cash generated from operations and existing lines of credit will provide sufficient liquidity to meet our anticipated needs for capital for at least the next 12 months. If we seek to make significant acquisitions of other businesses or product lines, we will require additional financing. We cannot assure you that such financing will be available on commercially reasonable terms, if at all.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk from changes in interest rates on investments and financing, which could impact our results of operations and financial position. Although we entered into an interest rate swap with a bank to limit our exposure to interest rate change market risk on our variable interest rate financing, we do not currently engage in any other hedging or other market risk management tools.

Our excess cash is invested in highly liquid, short-term, investment grade securities with maturities of less than one year. These investments are not held for speculative or trading purposes. Changes in interest rates may affect the investment income we earn on cash, cash equivalents and debt securities and therefore affect our cash flows and results of operations. As of February 28, 2004, we were exposed to interest rate change market risk with respect to our investments in tax-free municipal bonds in the amount of $735,000. The bonds bear interest at a floating rate established weekly. For fiscal 2003, the after-tax interest rate on the bonds approximated 1.30%. Each 100 basis point (or 1%) fluctuation in interest rates will increase or decrease interest income on the bonds by approximately $7,000 on an annual basis.

At February 28, 2004, we maintained variable interest rate financing of $3.3 million in connection with our facility expansion. We have limited our exposure to interest rate risk by entering into an interest rate swap agreement with a bank under which we agreed to pay the bank a fixed annual interest rate of 4.45% and the bank assumed our variable interest payment obligations under the financing.

As of December 29, 2003, we entered into an amended and restated $3.0 million working capital line of credit with a bank. Advances under this line of credit will bear interest at an annual rate of LIBOR plus 2.85%. We will thus be exposed to interest rate risk with respect to this credit facility to the extent that interest rates rise when there are amounts outstanding under the facility.

Recent Accounting Pronouncements

As of June 2, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” while retaining many of the requirements of such statement. The adoption of this statement has had no current effect on our financial position or results of operations.

In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus opinion of EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” That consensus provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration of the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue criteria should be considered separately for each separate unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may elect to report the change as a cumulative effect adjustment in accordance with APB Opinion 20, “Accounting Changes.” The adoption of EITF 00-21 has had no current effect on our financial position and results of operations.

As of January 1, 2003, we adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. The adoption of this statement has had no current effect on our financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities.” In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in activities on behalf of another company. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46’s consolidation requirements apply immediately to variable interest entities created or acquired after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. In December 2003, the FASB completed deliberations of proposed modifications to FIN No. 46 (Revised Interpretations) resulting in multiple effective dates based on the nature as well as the creation date of the variable interest entity. Variable interest entities created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the third quarter of fiscal 2004. Variable interest entities created after January 1, 2004 must be accounted for under the Revised Interpretations. We do not have any variable interest entities that would require consolidation under FIN No. 46. Accordingly, the adoption of FIN No. 46 has had no current effect on our consolidated financial condition or results of operations.

As of July 1, 2003, we adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The adoption of this statement has had no current effect on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. This statement shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating the effect of the adoption of SFAS No. 150 on our financial position and results of operations.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition” (SAB No. 104), which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition”, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our financial position or results of operations.

Quarterly Results of Operations

The following table sets forth the unaudited quarterly results of operations for each of the 10 quarters in the period from September 2, 2001 through February 28, 2004, as well as the same data expressed as a percentage of net sales. This information includes all adjustments management considers necessary for the fair presentation of such data. The information for each quarter is unaudited and we have prepared it on the same basis as the audited financial statements appearing elsewhere in this document. In our opinion, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results. We have historically experienced lower sales in the first and, to a lesser extent, in the second fiscal quarter due to lower volumes of elective surgeries in warmer months and increased purchasing following major medical society meetings that are typically held in our third and fourth fiscal quarters. These seasonal factors may lead to seasonality in our quarterly results of operations. The results of historical periods are not necessarily indicative of results for any future period.

	Results of Quarterly Operations Quarter Ended
	Fiscal 2002			Fiscal 2003				Fiscal 2004
	Dec. 1, 2001	March 2, 2002	June 1, 2002	Aug. 31, 2002	Nov. 30, 2002	March 1, 2003	May 31, 2003	Aug. 30, 2003	Nov. 29, 2003	Feb. 28, 2004
	(in thousands, except per share data)
Net sales	$7,603	$8,134	$8,410	$8,328	$8,768	$10,103	$11,235	$10,630	$11,851	$12,455
Cost of goods sold	3,667	4,318	3,786	4,160	3,974	5,036	5,402	5,095	5,759	5,801

Gross profit	3,936	3,816	4,624	4,168	4,794	5,067	5,833	5,535	6,092	6,654

Operating expenses
Sales and marketing	2,101	2,047	2,673	2,432	2,696	2,900	3,310	3,004	3,235	3,708
General and administrative	582	603	586	603	700	739	735	837	800	893
Research and development	477	515	609	573	603	593	740	751	870	976

Total operating expenses	3,160	3,165	3,868	3,608	3,999	4,232	4,785	4,592	4,905	5,577

Operating profit	776	651	756	560	795	835	1,048	943	1,187	1,077
Other income (expenses)
Interest income	12	8	9	9	8	10	11	4	4	4
Interest expense	(216)	(216)	(215)	(223)	(269)	(266)	(263)	(260)	(241)	(132)

Earnings before income tax provision	572	443	550	346	534	579	796	687	950	949
Income tax provision	230	96	203	236	308	262	263	379	344	266

Net earnings (loss)	$342	$347	$347	$110	$226	$317	$533	$308	$606	$683

Earnings (loss) per common share
Basic	$.04	$.04	$.04	$.01	$.03	$.03	$.06	$.03	$.07	$.07

Diluted	$.04	$.04	$.04	$.01	$.02	$.03	$.06	$.03	$.06	$.07

	Results of Quarterly Operations Quarter Ended
	Fiscal 2002			Fiscal 2003				Fiscal 2004
	Dec. 1, 2001	March 2, 2002	June 1, 2002	Aug. 31, 2002	Nov. 30, 2002	March 1, 2003	May 31, 2003	Aug. 30, 2003	Nov. 29, 2003	Feb. 28, 2004

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of goods sold	48.2	53.1	45.0	50.0	45.3	49.8	48.1	47.9	48.6	46.6

Gross profit	51.8	46.9	55.0	50.0	54.7	50.2	51.9	52.1	51.4	53.4

Operating expenses
Sales and marketing	27.6	25.2	31.8	29.2	30.7	28.7	29.5	28.3	27.3	29.8
General and administrative	7.7	7.4	7.0	7.2	8.0	7.3	6.5	7.8	6.8	7.2
Research and development	6.3	6.3	7.2	6.9	6.9	5.9	6.6	7.1	7.3	7.8

Total operating expenses	41.6	38.9	46.0	43.3	45.6	41.9	42.6	43.2	41.4	44.8

Operating profit	10.2	8.0	9.0	6.7	9.1	8.3	9.3	8.9	10.0	8.6
Other income (expenses)
Interest income	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0
Interest expense	(2.8)	(2.7)	(2.6)	(2.7)	(3.1)	(2.7)	(2.3)	(2.4)	(2.0)	(1.0)

Earnings before income tax provision	7.6	5.4	6.5	4.1	6.1	5.7	7.1	6.5	8.0	7.6
Income tax provision	3.1	1.1	2.4	2.8	3.5	2.6	2.3	3.6	2.9	2.1

Net earnings (loss)	4.5%	4.3%	4.1%	1.3%	2.6%	3.1%	4.8%	2.9%	5.1%	5.5%

BUSINESS

Company Overview

We are a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD. We design, develop, manufacture and market a broad line of therapeutic and diagnostic devices that enable interventional physicians (interventional radiologists, vascular surgeons and others) to treat PVD and other non-coronary diseases. PVD is a condition in which the arteries or veins that carry blood to or from the legs, arms and non-cardiac organs (kidney, intestines, brain) become narrowed, obstructed or ballooned. Our current product lines primarily consist of angiographic catheters, hemodialysis catheters, PTA dilation catheters, thrombolytic products, image-guided vascular access products, an endovascular laser venous system and drainage products.

The U.S. market for medical devices used to diagnose and treat PVD is large and growing. Millennium Research Group reports that over 11 million Americans currently suffer from PVD. We believe our markets will expand due to the growth in our target patient population, the increasing adoption of minimally invasive techniques for treating vascular and other non-coronary diseases and the refinement of image-guided procedures. These trends provide opportunities for interventional physicians to perform a greater number and variety of procedures using minimally invasive, image-guided techniques, such as lower limb arterial and venous procedures; aortic, renal and carotid arterial interventions; dialysis and access procedures; and tumor ablation and embolization therapies.

Our principal competitive advantages are our dedicated market focus, established brands and innovative products. We believe we are the only company whose primary focus is to offer a comprehensive product line for the interventional treatment of PVD and other non-coronary diseases. Several larger competitors are primarily focused on the treatment of coronary disease. We believe our dedicated focus enhances patient care and engenders loyalty among our customers. As a provider of interventional devices for over a decade, we believe we have established AngioDynamics as a recognized brand in our target markets. We collaborate frequently with leading interventional physicians in developing our products and rely on these relationships to further support our brands. Our chief executive officer is the only business executive from the medical device industry to serve on the Strategic Planning Committee of the Society of Interventional Radiology. This appointment provides us with knowledge of emerging clinical trends, high visibility among interventional physicians and opportunities to understand and influence the evolution of interventional therapies. In addition, we believe our relationships with interventional physicians are critical to our continued success given that these physicians typically have considerable influence over purchasing decisions.

We sell our broad line of quality devices for minimally-invasive therapies in the United States through a direct sales force of 35 professionals, five regional sales managers and a vice president of sales. We also sell our products in 27 non-U.S. markets through a distributor network. We support our customers and sales organization with a marketing staff that includes product managers, customer service representatives and a clinical specialist. Our dedicated sales force and growing portfolio of products have contributed to our strong sales growth. From fiscal 2000 to fiscal 2003, we increased sales from $21.8 million to $38.4 million, a compound annual growth rate, or CAGR, of 20.8%. During the same period, we increased earnings from a net loss of $1.4 million to net earnings of $1.2 million.

Peripheral Vascular Disease

Peripheral vascular disease encompasses a number of conditions in which the arteries or veins that carry blood to or from the legs, arms or non-cardiac organs become narrowed, obstructed or ballooned. Structural deterioration in the blood vessels due to aging and the accumulation of atherosclerotic plaque results in restricted or diminished blood flow. Common symptoms include numbness, tingling, persistent pain or cramps in the extremities and deterioration of organ function, such as renal failure or intestinal malabsorption. Common PVDs also include venous insufficiency, a malfunction of one or more valves in the leg veins, which often leads to painful varicose veins and/or potentially life-threatening blood clots, and abdominal aortic aneurysms, or AAA, a ballooning of the aorta, which can lead to a potentially fatal rupture. Individuals who are over age 50, smoke, are overweight, have lipid (i.e., cholesterol) disorders, are diabetic or have high blood pressure are at the greatest risk of developing PVD.

The U.S. market for medical devices used to diagnose and treat PVD and other non-coronary disease is large and growing. Based on data from IMS Health, Medtech Insight and Millennium Research Group, we estimate that aggregate U.S. expenditures on the categories of products we currently sell will increase from approximately $760 million in 2002 to over $1 billion in 2007.

Peripheral Interventional Medicine

Peripheral interventional medicine involves the use of minimally invasive, image-guided procedures to treat peripheral vascular and other non-coronary diseases. In these procedures, x-rays, ultrasound, MRI and other diagnostic imaging equipment are used to guide tiny instruments, such as catheters, through blood vessels or the skin to treat diseases. Increasing use of these techniques has accompanied advances in device designs and imaging technologies that enable physicians to diagnose and treat peripheral disorders in a much less invasive manner than traditional open surgery. Interventional procedures are generally less traumatic and less expensive, as they involve less anesthesia, a smaller incision and a quicker recovery time.

Peripheral interventional procedures are performed primarily by physicians specially trained in minimally invasive, image-guided techniques. This group of interventional physicians includes interventional radiologists, vascular surgeons and others. Interventional radiologists are board certified radiologists who are fellowship trained in image-guided, percutaneous (through the skin) interventions. These physicians historically have developed many interventional procedures, including balloon angioplasty, vascular stenting and embolization, and perform the majority of peripheral interventional procedures. There are currently more than 5,000 interventional radiologists in the United States performing over four million procedures annually. Vascular surgeons have traditionally been trained for open surgical repair of arterial and venous disorders. A large number are now increasingly performing interventional procedures. Accredited vascular surgery training programs now generally require instruction in interventional, image-guided peripheral vascular procedures. Increasingly, interventional radiologists and vascular surgeons are forming joint practices to capture additional patient referrals by providing a broader range of interventional treatments. Other physicians who perform peripheral interventional procedures include interventional cardiologists and interventional nephrologists.

We estimate that the number of peripheral interventional procedures in the United States performed by interventional physicians will grow from approximately 8.7 million in 2002 to 13 million in 2007. Several trends are responsible for this projected growth:

•

Demographic trends. The U.S. population is aging and developing increasing incidences of obesity and diabetes — each a leading risk indicator of PVD. The baby boom generation has largely entered the over-45 age bracket. Average spending on healthcare increases with age. People aged 65 years or over who do not reside in healthcare institutions spend, on average, six times as much for healthcare as do people under the age of 18 and almost three times that of people between the ages of 18 to 65 years. In addition, according to the Center for Disease Control, the percentage of Americans between the ages of 20 and 74 years that are considered obese increased from approximately 15% in 1980 to an estimated 27% in 1999. Further, the American Diabetes Association estimates that 18.2 million Americans had diabetes in 2002.

•	Reduced patient risk and trauma. Patients, physicians and insurers are seeking minimally invasive therapies that involve less patient risk and trauma. Interventions performed with catheter devices inserted through small incisions under local anesthesia are generally safer and less traumatic than invasive open surgical procedures performed under general anesthesia.

•	Lower costs. Most interventional procedures are performed on an outpatient basis or require only a short hospital stay, which reduces hospital charges and physician fees. With recent significant increases in healthcare costs, U.S. businesses, politicians and consumers are seeking more cost-effective treatment alternatives.

•	New interventional treatments. Many emerging treatments use interventional approaches. Examples include endovascular grafting for AAA, percutaneous back therapies for lumbar disk disease, greater saphenous vein closures for venous insufficiency, embolizations for tumor or abnormal vessel configurations, retrievable vena cava filters, image-guided vascular access and thermal tumor ablations.

•	Greater public awareness. Awareness of PVD and minimally invasive treatment alternatives has traditionally been low in the United States, causing patients to be slow to seek treatment. Even primary care physicians may lack a proper understanding of PVD diagnoses and treatments. Recent emphasis on PVD education from medical associations, insurance companies and online medical communities is increasing public and physician awareness of PVD risk factors, symptoms and treatment options.

•	Evolving practice patterns. Interventional radiologists are increasingly assuming greater control of overall patient management and are more proactively educating patients and primary care physicians about available minimally invasive treatment options. We believe these factors will increase the number of patients that choose minimally invasive procedures over open surgical procedures. Vascular surgeons are also modifying their practice patterns to incorporate minimally invasive procedures, and are increasingly joining interventional radiologists to provide a more comprehensive approach to performing peripheral interventional procedures. We believe this collaboration will increase the number of minimally invasive procedures performed.

Our Strategy

Our goal is to be the leading provider of medical devices to interventional physicians for the treatment of PVD and other non-coronary diseases. The key elements of our strategy include:

•	Expanding sales and marketing. Since January 1, 2003, we have added four sales representatives for four new territories, and one regional manager. We have also launched patient education and physician training programs for our elvs products. To expand our coverage of interventional physicians and increase our market penetration, we intend to continue to add direct sales representatives in the United States and distributors in other markets.

•	Developing new products and enhancing existing products. We intend to increase our annual investment in research and development to approximately 8% of net sales from our historical levels of 6% to 7% to continue to develop new products and enhance existing products. In our current fiscal year, we have launched seven new products. We invest approximately 25% of our research and development spending on improvements to our existing products based on customer feedback. This investment protects our market position and drives incremental sales.

•	Offering a broad product line. We believe our ability to offer a broad line of therapeutic and diagnostic products is a competitive advantage that differentiates us from single product niche device companies. Based on our experience in the medical device market, interventional physicians and healthcare institutions prefer to purchase products from a limited number of suppliers in order to improve their purchasing leverage, reduce their administrative costs and burdens and simplify their vendor and inventory management procedures. We intend to continue to enter complementary product categories in which we feel we can become a market leader.

•	Vertically integrating manufacturing. In fiscal 2003, approximately 40% of our revenues were derived from products manufactured for us by third parties. We intend to manufacture a greater percentage of these products. We believe this increased vertical integration will enable us to lower production costs and increase profitability.

•	Acquiring or partnering with complementary businesses. We believe we will be able to leverage our existing sales infrastructure and to supplement our internal development efforts through selective licenses, alliances and acquisitions of technologies and products that will further enhance our presence in interventional medicine.

Products

Our current product offerings consist of the following product categories:

	Fiscal 2003
Product	Sales	%
	(dollars in thousands)

Angiographic products and accessories	$13,701	35.6%
Hemodialysis catheters	9,371	24.4
PTA dilation catheters	3,048	7.9
Thrombolytic products	2,989	7.8
Image-guided vascular access products	2,656	6.9
Endovascular Laser Venous System products	2,106	5.5
Drainage products	1,311	3.4
Other	3,252	8.5

Total	$38,434	100.0%

All products discussed below have been cleared for sale in the United States by the FDA.

Angiographic Products and Accessories

Angiographic products and accessories are used during virtually every peripheral vascular interventional procedure. These products permit interventional physicians to reach targeted locations within the vascular system to deliver contrast media for visualization purposes and therapeutic agents and devices, such as stents or PTA balloons. Angiographic products consist primarily of angiographic catheters. Angiographic accessories include entry needles and guidewires that are specifically designed for peripheral interventions, and fluid management products.

Millennium Research Group reports that the U.S. market for angiographic products and accessories for peripheral vascular applications in 2002 was $162.2 million and is expected to grow to $213.2 million in 2007, representing a CAGR of 5.6%. This aggregate market consisted of a $134.9 million market for peripheral vascular guidewires and a $27.3 million market for angiographic catheters in 2002, with those markets expected to increase to $184.2 million and $29.0 million, respectively, in 2007.

We manufacture three lines of angiographic catheters that are available in over 500 tip configurations and lengths, either as standard items or made to order.

•	Soft-Vu. Our proprietary Soft-Vu technology incorporates a soft, atraumatic tip, which is easily visualized under fluoroscopy.

•	ANGIOPTIC. The ANGIOPTIC line is distinguished from other catheters because the entire instrument is highly visible under fluoroscopy.

•	Accu-Vu. The Accu-Vu is a highly visible, accurate sizing catheter to determine the length and diameter of a vessel for endovascular procedures. Accu-Vu provides a soft, highly radiopaque tip with a choice of platinum radiopaque marker patterns along the shaft for enhanced visibility and accuracy. Sizing catheters are used primarily in preparation for aortic aneurysm stent-grafts, percutaneous balloon angioplasty, peripherally-placed vascular stents and vena cava filters.

We offer several angiographic accessories to support our core angiographic catheter line. These products include standard entry needles and uncoated, Teflon-coated and hydrophilic-coated guidewires. We also manufacture several lines of products used to administer fluids and contain blood and other biological wastes encountered during an interventional procedure.

Our major competitors in the peripheral angiographic market are Boston Scientific, Cook and Cordis. Millennium Research Group reports that in 2002, we had the largest share of the peripheral angiographic catheter market, with 31% of the market. The market for peripheral vascular guidewires consists of markets for diagnostic peripheral guidewires, which accounted for 29.1% of that market in 2002, and for interventional peripheral guidewires, which accounted for 70.9% of that market in 2002. Millennium Research Group reports that in 2002 we had the second largest share, or 25%, of the diagnostic peripheral guidewire market but were not among the top nine competitors by market share in the interventional peripheral guidewire market.

Hemodialysis Catheters

We market a complete line of hemodialysis catheters that provide short- and long-term vascular access for hemodialysis patients. Hemodialysis, or cleaning of the blood, is necessary in conditions such as acute renal failure, chronic renal failure and end stage renal disease, or ESRD. The kidneys remove excess water and chemical wastes from blood, permitting clean blood to return to the circulatory system. When the kidneys malfunction, waste substances cannot be excreted, creating an abnormal buildup of wastes in the bloodstream. Hemodialysis machines are used to treat this condition. Vascular catheters, which connect the patient to the dialysis machine, are used at various stages in the treatment of every hemodialysis patient.

Millennium Research Group reports that in 2002, over 375,000 individuals in the United States were diagnosed with ESRD. This number is expected to increase at a CAGR of 7.0% to 527,000 in 2007. The total U.S. market for hemodialysis catheters was $84.5 million in 2002 and is expected to grow to $176.4 million in 2007, representing a CAGR of 15.9%. This growth is due to an anticipated increase in the patient population and the introduction of premium hemodialysis catheters, such as our high flow hemodialysis catheters.

We market a complete line of hemodialysis catheters for short- and long-term vascular access for the hemodialysis patient. We currently offer five high flow hemodialysis catheters that enable blood to be cleaned in a shorter period of time than other similar catheters.

•	Schon. The Schon chronic hemodialysis catheter is designed to be self-retaining, deliver high flow rates and provide patient comfort. The Schon is for long-term use.

•	More-Flow. The More-Flow chronic hemodialysis catheter permits easier insertion and delivers high flow rates. The material conforms well to the vessel anatomy, resulting in higher patient tolerance during extended use. The More-Flow is for long-term use.

•	Dura-Flow. The Dura-Flow chronic hemodialysis catheter is designed to be durable, maximize flow rates and provide for easier care and site maintenance. The Dura-Flow chronic hemodialysis catheter is for long-term use.

•	Schon XL. The Schon XL acute hemodialysis catheter is designed to be kink resistant, deliver high flow rates, offer versatile positioning and provide patient comfort. Schon XL is for short-term use.

•	Dynamic Flow. Our Dynamic Flow chronic hemodialysis catheter is designed for long-term use in dialysis patients. It features a Durathane shaft that offers higher chemical resistance than polyurethane, simplifying site care requirements. The Dynamic Flow also features a split tip design and a proximal shaft that reduces the chance of kinking after it reaches placement. The Dynamic Flow is currently offered in limited markets in the United States. It may be released in all our U.S. markets at a later date.

We purchase and resell under our name all of our hemodialysis catheters from Medcomp under an exclusive U.S. and, for some products worldwide, license, except for our More-Flow catheter, which we obtain under a non-exclusive license. Our gross margins on these products are higher than the average gross margins for all of our products. Our agreement with Medcomp expires on March 24, 2007 and extends automatically for an additional five-year term if, throughout the initial term, we satisfy minimum purchase requirements specified in the agreement. For products for which we have an exclusive license, Medcomp may terminate our exclusive rights if we fail to purchase at least 90% of the minimum purchase requirements specified in the agreement. These exclusive rights will automatically terminate if we fail to purchase at least 60% of the minimum purchase requirements. Also, Medcomp may terminate all of our rights to a product if we fail to purchase at least 40% of the minimum purchase requirements specified for that product. We anticipate that we will be able to continue to purchase the minimum quantities required in order to maintain our exclusive rights.

Boston Scientific, C.R. Bard, Kendall Healthcare Products, a subsidiary of Tyco International Ltd., and Medcomp are our major competitors in the development, production and marketing of hemodialysis catheters. Although we are not one of the top five competitors by market share in this market, our sales grew 24.4% from fiscal 2002 to fiscal 2003.

PTA Dilation Balloons

PTA procedures are used to open blocked blood vessels and hemodialysis access sites using a catheter that has a balloon at its tip. When the balloon is inflated, the pressure flattens the blockage against the vessel wall to improve blood flow. PTA is now the most common method for opening a blocked vessel in the heart, legs, kidneys or arms. According to Millennium Research Group, the 2002 U.S. market for PTA balloon catheters was $77.8 million and is expected to grow to $118.5 million in 2007, representing a CAGR of 8.8%. PTA dilation balloons used exclusively to treat obstructed hemodialysis access sites address a component of this market.

Our WorkHorse product is a high-pressure balloon catheter offered in 54 configurations. While the WorkHorse can perform other peripheral PTA procedures, we believe the device is used primarily for treating obstructed hemodialysis access sites.

Boston Scientific, Cordis, Cook and C.R. Bard are our primary competitors in the PTA dilation market. We are not one of the top six competitors by market share in this market.

Thrombolytic Products

Thrombolytic catheter products are used to deliver thrombolytic agents, drugs that dissolve blood clots in hemodialysis access grafts, arteries, veins and surgical bypass grafts. Medtech Insight reports that approximately 112,000 peripheral catheter-directed, thrombolytic procedures were performed in the United States in 2002. This number is expected to increase at a CAGR of 7.2% to 142,000 in 2007. Medtech Insight reports that sales of catheter-directed thrombolytic devices for peripheral indications were an estimated $19.6 million in 2002 and are expected to grow to $25.6 million in 2007, representing a CAGR of 5.5%.

Our Pulse*Spray and UNI*FUSE catheters improve the delivery of thrombolytic agents by providing a controlled, forceful, uniform dispersion. Patented slits on the infusion catheter operate like tiny valves for an even distribution of thrombolytic agents. We believe that these slits reduce the amount of thrombolytic agents and time necessary for the procedure, resulting in cost savings and improved patient safety.

According to Medtech Insight, in 2002, we were the second leading provider of catheter-directed thrombolytic devices, with a market share of 28.1%. Our primary competitors in this market include Boston Scientific, Cook and Micro Therapeutics, Inc.

Image-Guided Vascular Access Products

Image-guided vascular access, or IGVA, involves the use of advanced imaging equipment to guide the placement of catheters that deliver primarily short-term drug therapies, such as chemotherapeutic agents and antibiotics, into the central circulatory system. Delivery to the central system allows drugs to mix with a large volume of blood as compared to intravenous drug delivery into a superficial vessel. IGVA procedures include the placement of percutaneously inserted central catheter lines, or PICC lines, implantable ports and central venous catheters, or CVCs.

Our IGVA products include:

•	Chemo-Port. The Chemo-Port maximizes options for patients with difficult and/or complex venous access needs. The port lock system is easy to attach and provides a secure connection.

•	Chemo-Cath. The Chemo-Cath, a central venous access catheter system, provides easy placement, safety and comfort to the patient.

•	Micro Access Sets. Our micro access sets provide interventional physicians with an access set with a smaller introducer system for minimally invasive procedures.

•	V-Cath PICC Lines. These PICC lines are for short- or long-term peripheral access to the central venous system for intravenous therapy or blood sampling.

Based on Millennium Research Group’s estimates of the U.S. markets for PICC lines, ports, CVCs, and IMS Health’s estimates of the U.S. market for micro access sets, we estimate that the market opportunity for our IGVA products exceeded $390 million in 2002. Micro access sets consist of an entry needle, guidewire and dilator, specifically designed for minimally invasive placement of vascular access catheters.

Our competitors in this market include Arrow International, Inc., Boston Scientific, Cook, C.R. Bard, Deltec, Inc., a subsidiary of Smiths Group plc, and Medcomp. According to IMS Health, we were the third leading provider of micro access sets in 2002, with a market share of 7.3%. We were not among the top six competitors by market share in any of the other IGVA markets.

Endovascular Laser Venous System Products

An endovascular laser procedure in the venous system is a less invasive alternative to vein stripping for the treatment of venous insufficiency of the greater saphenous vein. Vein stripping is a lengthy, painful and traumatic surgical procedure that involves significant patient recovery time. In contrast, laser treatment is an outpatient procedure that generally allows the patient to quickly return to normal activities with no scarring and minimal post-operative pain. The laser delivers energy that causes the degenerating vein to collapse. The body subsequently routes the blood to other healthy veins. Another treatment alternative to laser treatment is radio frequency ablation, which we believe is a more time consuming and expensive procedure than laser treatment.

We believe the endovascular laser venous market is nascent but poised for significant growth. Approximately 25% of women and 15% of men in the United States have some type of lower extremity venous insufficiency, a disorder characterized by incompetent vein valves and poor blood flow from the legs back to the heart. Of these people, an estimated 20% have visible varicose veins. Varicose vein symptoms include heavy or aching legs, leg swelling and skin discoloration. More serious complications may also result, such as eczema (inflamed tissue), skin ulcerations and thrombus (blood clots). Patients seek treatments for varicose veins because of their potential serious medical complications, as well as aesthetic concerns.

Our Precision 810 and Precision 980 elvs products treat venous insufficiency. When venous valves become incompetent, they allow blood to leak or reflux into thin-walled veins that are close to the skin’s surface. The refluxing blood increases the pressure within these veins, causing them to become enlarged, dilate and ultimately result in varicose veins. Laser energy is used to stop the source of the pressure by delivering energy to collapse and destroy the affected vein. With our elvs products, a laser fiber is inserted into an affected vein through a sheath. Our elvs products are sold as a system that includes a diode laser, disposable components and training and marketing material. The diode laser is a self-contained reusable instrument. The disposable components in the system include a Sheath-Lok laser fiber system for which a patent application is pending, an access sheath, access wires and needles. The training and marketing material includes a two-day physician training course, a comprehensive business development package and patient marketing kit.

We purchase the laser and laser fiber used in our Precision 810 and Precision 980 elvs products from biolitec, Inc. Under our agreement with biolitec, we have an exclusive license to sell the biolitec laser and laser fiber components to interventional radiologists and vascular surgeons in the United States and Canada.

We modify biolitec’s laser fibers with our patent pending technology. We then incorporate this modified laser fiber into a product offering that also includes the laser, a proprietary, single use elvs procedural kit, elvs procedural education courses and elvs practice development marketing materials.

Our agreement with biolitec expires in March 2007. If we fail to purchase the minimum amounts of products specified in the agreement, our exclusive rights become non-exclusive. biolitec sells its ELVeS 810 and ELVeS 980, which are substantially identical to the lasers in our Precision 810 and Precision 980, to customers other than interventional radiologists and vascular surgeons in the United States and Canada and distributes those products without restriction in the rest of the world. Our elvs is one of only four laser systems that are cleared for sale in the United States by the FDA and is the only laser system built and serviced in the United States.

We believe that our elvs procedural kit provides safety and other advantages over competing laser kits in that it prevents the laser fiber from exiting the delivery sheath past a safe, predetermined length. This prevents painful trauma and perforations to the vein wall, or inadvertently placing the fiber into a vein other than the one being treated.

Competition for the treatment of venous insufficiency includes surgical vein stripping treatments, RF ablation and other laser treatment of the greater saphenous vein. The leading provider for RF ablation is VNUS Medical. Companies competing in the laser segment include biolitec, Inc., Diomed, Dornier MedTech GmbH and Vascular Solutions, Inc. Because the market for endovascular laser procedures is in its infancy, independent market share data is currently not available.

Drainage Products

Drainage products percutaneously drain abscesses and other fluid pockets. An abscess is a tender, inflamed mass that typically must be drained by a physician. According to IMS Health, the 2002 U.S. market size for drainage catheters was approximately $25.5 million, an increase of 15.6% over the prior year.

Our line of drainage products consists of our ABSCESSION general drainage catheters and ABSCESSION biliary drainage catheters. These products feature our proprietary soft catheter material that is designed for patient comfort. These catheters also recover their shape if bent or severely deformed when patients roll over and kink the catheters during sleep.

Our primary competitors for drainage products include Boston Scientific, Cook and C.R. Bard. We are not among the top five competitors by market share in the market for drainage products.

Other

For fiscal 2003, revenues from our “Other” product category totalled $3.3 million, or 8.5% of total revenues. Of these revenues, $1.3 million were from freight charges, $1.1 million were from biliary stents, $787,000 were from bulk non-sterile products and products manufactured for E-Z-EM and $126,000 were from tumor management products.

New Products

We believe that consistently introducing innovative new products to our customers is critical to our ongoing success. In our current fiscal year, we have launched the following new products, all of which have received FDA clearance.

AQUALiner. In October 2003, we introduced the AQUALiner, a technologically advanced guidewire. This guidewire is used to provide access to difficult to reach locations in interventional procedures requiring a highly lubricious wire. The AQUALiner guidewire incorporates proprietary advanced coating technology that allows smooth, frictionless navigation.

WorkHorse II. In January 2004, we introduced the WorkHorse II, a low-profile, high-pressure, non-compliant PTA balloon catheter. This product is an extension to our WorkHorse PTA catheter. We have enhanced the WorkHorse features to improve product performance during declotting procedures for hemodialysis access sites.

4F Accu-Vu. In January 2004, we introduced our 4F Accu-Vu sizing angiographic catheter for use in determining the length and diameter of a vessel in preparation for performing endovascular procedures, such as abdominal aortic aneurysm (AAA) stent graft placement, percutaneous balloon angioplasty, peripherally placed vascular stents, or vena cava filters.

elvs 65cm Sheath Kit. In January 2004, we introduced the elvs 65cm sheath laser vein treatment kit. The kit features a 65cm sheath, which provides physicians the flexibility to treat longer vein segments with our elvs products.

SPEEDLYSER. In March 2004, we introduced our SPEEDLYSER thrombolytic catheter, which is used to effectively deliver thrombolytic agents into obstructed dialysis grafts. This new catheter features Pulse*Spray slit technology that simplifies catheter insertion and drug delivery.

ANGIOFLOW. In April 2004, we introduced ANGIOFLOW, a catheter-based flow meter that we believe is the first device to measure blood flow in hemodialysis access sites during an access site clearing procedure. The capability to measure blood flow allows interventional physicians to evaluate the efficacy of an access site clearing procedure while performing the procedure, thus likely improving the outcome and decreasing repeat procedures.

MORPHEUS. In April 2004, we introduced for limited marketing the MORPHEUS PICC line, which provides short- or long-term peripheral access to the central venous system for intravenous therapy and blood sampling. This PICC line has a proprietary shaft design with increasing flexibility from the proximal to distal end. This design provides ease of use and enhanced patient safety and comfort.

In addition, in May 2004 we intend to launch, for limited marketing, the following new product, which has received FDA clearance.

Mariner. Our Mariner is a hydrophilic-coated angiographic catheter that features our patented Soft-Vu catheter technology to deliver contrast media to anatomy that is difficult to reach. The advanced hydrophillic coating technology significantly reduces catheter surface friction, providing smoother navigation through challenging vasculature with optimal handling and control.

Research & Development

Our future success will depend in part on our ability to continue to develop new products and enhance existing products. We recognize the importance of, and intend to continue to make investments in, research and development. Approximately 55% of our net sales for fiscal 2003 were from products we introduced in the last five fiscal years. For fiscal 2001, 2002 and 2003, our research and development expenditures were $1.4 million, $2.0 million and $2.5 million, respectively and constituted between 6% and 7% of net sales. We expect that our research and development expenditures will exceed 7% of net sales in fiscal 2004 and approximate 8% of net sales in the future. However, downturns in our business could cause us to reduce our research and development spending.

We have separated our research and development group into distinct research and product development units. The research group is responsible for developing new product concepts and design innovations. The product development group converts the best ideas into marketable products. As of March 1, 2004, there were eight full-time employees in the research group and 13 full-time employees in the product development group. We commit approximately 25% of our annual research and development spending to enhancing our existing products to ensure these products continue to meet our customers’ evolving demands.

Our research and product development teams work closely with our sales force to incorporate customer feedback into our development and design process. We believe that we have a reputation among interventional physicians as being a good partner for product development because of our tradition of close physician collaboration, dedicated market focus, responsiveness and execution capabilities for product development and commercialization.

We conduct clinical research activities to support our product development efforts. Our preclinical studies are used to develop and evaluate new products and enhance existing products. We also manage clinical studies performed by investigators and institutions to study the clinical outcomes of our products. In addition to offering administrative support and funding, our research group assists investigators in writing protocols and collecting data when necessary.

Our products are subject to our design control validation procedures throughout the various stages of product development. These procedures include bench testing, animal testing, human use testing conducted by independent physicians and post initial marketing surveillance of product performance. We use feedback received from these physicians to confirm product functionality, safety and effectiveness before commencing full-scale marketing of any product.

Competition

We encounter significant competition from various entities across our product lines and in each market in which our products are sold. These markets are characterized by rapid change resulting from technological advances and scientific discoveries. In the product lines in which we compete, we face competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of products. In addition, we compete with providers of other medical therapies, such as pharmaceutical companies, which may offer non-surgical therapies for conditions that are currently or intended to be treated using our products. Our primary device competitors include: Boston Scientific, Cook, Cordis, C.R. Bard, Diomed, Medcomp and VNUS Medical. Medcomp supplies us with all of our hemodialysis catheters, but also competes with us by selling More-Flow catheters, which we buy from them on a non-exclusive basis, and other hemodialysis catheters that we do not license from them. Many of our competitors have substantially greater financial, technological, research and development, regulatory, marketing, sales and personnel resources than we do. Certain of these competitors may also have greater experience in developing products, obtaining regulatory approvals, and manufacturing and marketing such products. Certain of these competitors may obtain patent protection or regulatory approval or clearance, or achieve product commercialization, before us, any of which could materially adversely affect us.

We believe that our products compete primarily on the basis of their quality, ease of use, reliability, physician familiarity and cost-effectiveness. In some cases, they are sold at higher prices than those of our competitors. In the current environment of managed care, economically motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we have been increasingly required to compete on the basis of price. We believe that our continued competitive success will depend upon our ability to develop or acquire scientifically advanced technology, apply our technology cost-effectively across product lines and markets, develop or acquire proprietary products, attract and retain skilled development personnel, obtain patent or other protection for our products, obtain required regulatory and reimbursement approvals, manufacture and successfully market our products either directly or through outside parties, and maintain sufficient inventory to meet customer demand.

Sales and Marketing

We focus our sales and marketing efforts on interventional radiologists and vascular surgeons. There are over 5,000 interventional radiologists and 2,000 vascular surgeons in the United States. We educate these physicians on the clinical efficacy, performance, ease of use, value and other advantages of our products.

We sell our products through a direct sales force in the United States and a network of distributors in international markets. As of March 1, 2004, we employed 35 direct sales persons, five regional sales managers and a vice president of sales. In non-U.S. markets, as of March 1, 2004, we employed two sales directors, had a network of 28 distributors and sold our products in 27 markets. We support our distributors with clinical support staff and regional sales personnel, as well as by developing and funding promotional programs and materials.

As of March 1, 2004, our marketing staff included four product managers, who have global product-line responsibility, five customer service representatives, a coordinator of elvs products training and a vice president of marketing. The elvs products training is a comprehensive two-day training course offered free of charge to physicians who have purchased our elvs products. We use the elvs products training and other training programs to foster future collaboration with physicians and increase brand awareness and loyalty. We also seek to create patient awareness of this new treatment through our website, print materials and video news releases.

We promote our products through medical society meetings that are well attended by interventional radiologists, vascular surgeons, interventional cardiologists and interventional nephrologists. Our attendance at these meetings is one of the most important methods we use to communicate with our customers. At these meetings, we receive direct feedback from customers and present new ideas and products. Our attendance at these meetings also reflects our support and commitment to the medical societies, as these societies rely on industry participation and support in order to effectively hold these meetings. The support we provide includes sponsorship of medical society research foundations, general financial support for holding these meetings, and special awards to physicians and others.

Manufacturing

Our manufacturing facility is located in Queensbury, New York, and includes over 32,000 square feet of manufacturing and distribution space. We believe this facility has sufficient capacity to meet our anticipated manufacturing needs for the next five years.

We manufacture certain proprietary components and assemble, inspect, test and package our finished products. By designing and manufacturing many of our products from raw materials, and assembling and testing our subassemblies and products, we believe that we can maintain better quality control, ensure compliance with applicable regulatory standards and our internal specifications, and limit outside access to our proprietary technology. We have custom-designed proprietary manufacturing and processing equipment and have developed proprietary enhancements for existing production machinery.

Our management information system includes order entry, invoicing, on-line inventory management, lot traceability, purchasing, shop floor control and shipping and distribution analysis, as well as various accounting-oriented functions. This system enables us to track our products from the inception of an order through all parts of the manufacturing process until the product is delivered to the customer. Our efficient manufacturing capabilities enable us to ship 95% of products sold in the United States within 48 hours of when an order is placed.

We purchase components from third parties. Most of our components are readily available from several supply sources. We also purchase finished products from third parties. One supplier, Medcomp, currently supplies all of our hemodialysis catheters. Medcomp products accounted for approximately 24% of our net sales for fiscal 2003. Another supplier, biolitec, Inc., supplies us with the laser and laser fibers for our elvs products. To date, we have been able to obtain adequate supplies of all product and components in a timely manner from existing sources.

In fiscal 2003, 60% of our net sales were derived from products we manufactured ourselves, with the balance being derived from products manufactured for us by third parties. We intend to manufacture more of these outsourced products in our facility in 2004, which we believe will enable us to lower production costs and increase profitability. We believe our facility in Queensbury has sufficient available capacity for us to undertake production of these outsourced products and do not anticipate incurring higher average labor costs or requiring material capital expenditures in connection with implementing this strategy.

We believe our manufacturing operations meet or exceed all applicable domestic and foreign regulations and standards. Our Queensbury facility is registered with the FDA and has been certified to EN 46001 and ISO 9001 standards, as well as the CMD/CAS Canadian Medical Device Regulations. ISO 9001 and EN46001 are quality system standards. Obtaining ISO 9001 and EN 46001 certifications enables us to satisfy regulatory requirements of the European Union and thus to market and sell our products in European Union countries. If we were to lose these certifications, we would no longer be able to sell our products in these countries until we made the necessary corrections to our operations or satisfactorily completed an alternate European Union approval route that did not rely on compliance with quality system standards. Our manufacturing facilities are subject to periodic inspections by regulatory authorities to ensure compliance with domestic and non-U.S. regulatory requirements. See “ — Government Regulation.”

Intellectual Property

In the United States, we own 23 patents and have exclusive licenses to 14 patents. We have 21 pending patent applications and exclusive licenses to three pending patent applications for fields of use related to our business. Internationally, we have 24 issued patents and 18 pending patent applications, all of which are foreign counterparts of the U.S. cases.

We currently hold U.S. patents covering certain aspects of the following products:

Product	Patent(s) Expiry Date
4F Accu-Vu	2012
ANGIOFLUSH fluid delivery systems	2015 and 2016
CO2Ject carbon dioxide angiographic systems	2010 and 2011
Halo angiographic flush catheters	2011 and 2012
Pulse*Spray infusion systems	2010
PULSE*VU bloodless angiographic needle	2010 and 2014
Soft-Vu angiographic catheter lines	2012
SpeedLyser	2010
UNI*FUSE infusion system	2010 and 2018
VISTAFLEX and OMNIFLEX peripheral and biliary stents	2019

We also have an exclusive license to two patents expiring in 2010 covering certain aspects of our VISTAFLEX and OMNIFLEX peripheral and biliary stents.

In addition, we hold foreign patents or pending foreign patent applications for some of these products in certain non-U.S. jurisdictions.

We also hold U.S. patents for the following devices and potential products:

Product	Patent(s) Expiry Date
Angioplasty balloons	2014 and 2016
Convertible IVC filters	2020 and 2020
Dialysis devices	2018
Drainage catheters	2010
Needles	2017
Retrievable IVC filters	2017
Stent delivery systems	2015 and 2016
Thrombolytic devices	2010 and 2020

We hold U.S. patent applications for angiographic catheters, PICC lines and venous therapies. We also hold foreign patent applications regarding other devices and potential products including IVC filters, needles, thrombolytic devices, PICC lines, venous therapies and dialysis devices.

We have licenses for U.S. patents regarding the following potential products:

Product	Patent(s) Expiry Date
Angiographic catheters	2013, 2014, 2016 and 2016
Guidewires	2016
Hemostasis sheaths	2015 and 2015
Micro-catheters	2020
Microwave tumor therapies	2008, 2011, 2015 and 2019

We believe that our success is dependent, to a large extent, on patent protection and the proprietary nature of our technology. We intend to file and prosecute patent applications for our technology and in jurisdictions where we believe that patent protection is effective and advisable. Generally, for products that we believe are appropriate for patent protection, we will attempt to obtain patents in the United States and Canada, France, Germany, Italy, Japan and Spain. However, depending on circumstances, we may not apply for patents in all or any of those jurisdictions, or we may pursue patent protection elsewhere.

Notwithstanding the foregoing, the patent positions of medical device companies, including our company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced either before or after the patent is issued. Consequently, there can be no assurance that any of our pending patent applications will result in an issued patent. There is also no assurance that any existing or future patent will provide significant protection or commercial advantage, or whether any existing or future patent will be circumvented by a more basic patent, thus requiring us to obtain a license to produce and sell the product. Generally, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. In addition, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent the subject matter covered by each of our pending U.S. patent applications or that we were the first to file non-U.S. patent applications for such subject matter.

If a third party files a patent application relating to an invention claimed in our patent application, we may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine who owns the patent. Such proceeding could involve substantial uncertainties and cost, even if the eventual outcome is favorable to us. There can be no assurance that our patents, if issued, would be upheld as valid in court.

Third parties may claim that our products infringe on their patents and other intellectual property rights. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management’s time and effort. Such claims could also cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the claim.

In January 2004, Diomed filed an action against us alleging that our elvs products for the treatment of varicose veins infringe on a patent held by Diomed. Diomed’s complaint seeks injunctive relief and compensatory and treble damages. If Diomed is successful in this action, our results of operations could suffer. See “ — Litigation”.

We rely on trade secret protection for certain unpatented aspects of other proprietary technology. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent proprietary information or techniques, that others will not gain access to our proprietary technology or disclose such technology, or that we can meaningfully protect our trade secrets. We have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our confidentiality agreements also require our employees to assign to us all rights to any inventions made or conceived during their employment with us. We also generally require our consultants to assign to us any inventions made during the course of their engagement by us. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of confidential information or inventions.

The laws of foreign countries generally do not protect our proprietary rights to the same extent as do the laws of the United States. In addition, we may experience more difficulty enforcing our proprietary rights in certain foreign jurisdictions.

Government Regulation

The products we manufacture and market are subject to regulation by the FDA and, in some instances, state authorities and foreign governments.

United States Regulation

Before a new medical device can be introduced into the market, a manufacturer generally must obtain marketing clearance or approval from the FDA through either a 510(k) submission (a premarket notification) or a premarket approval application, or PMA.

The 510(k) procedure is less rigorous than the PMA procedure, but is available only in particular circumstances. The 510(k) clearance procedure is available only if a manufacturer can establish that its device is “substantially equivalent” to a “predicate device”, which is a legally marketed device with 510(k) clearance or grandfather status based upon commercial distribution prior to May 29, 1976. The 510(k) procedure applies both to new products and to modifications of existing products with 510(k) clearance. The 510(k) clearance procedure generally takes from four to 12 months from the time of submission, but may take longer. The FDA may determine that a new or modified device is not substantially equivalent to a predicate device or may require that additional information, including clinical data, be submitted before a determination is made, either of which could significantly delay the introduction of new or modified device products. If a product does not satisfy the criteria of substantial equivalence, premarket approval is required prior to the introduction of that product into the market.

The PMA application procedure is more comprehensive than is the 510(k) procedure and typically takes several years to complete. The PMA application must be supported by scientific evidence providing preclinical and clinical data relating to the safety and efficacy of the device and include a variety of other information about the device and its components, design, manufacturing and labeling. The standard used by the FDA in determining whether to approve a PMA application is that there must be a reasonable assurance that the device is safe and effective for its intended use. As part of the PMA application review, the FDA will inspect the manufacturer’s facilities for compliance with the Quality System Regulation. As part of the PMA approval, the FDA may place restrictions on the device, such as requiring additional patient follow-up for an indefinite period of time. If the FDA’s evaluation of the PMA application or the manufacturing facility is not favorable, the FDA may deny approval of the PMA application or issue a “not approvable” letter. The FDA may also require additional clinical trials, which can delay the PMA approval process by several years. After the PMA is approved, if significant changes are made to a device, its manufacturing or labeling, a PMA supplement containing additional information must be filed for prior FDA approval.

Historically, our products have been introduced into the market using the 510(k) procedure and we have never used the more rigorous PMA procedure. No current clinical trials are pending for any of our products.

The FDA clearance and approval processes for a medical device are expensive, uncertain and lengthy, and a number of products for which FDA clearance or approval has been sought by other companies have never been approved for marketing. There can be no assurance that we will be able to obtain necessary regulatory clearances or approvals for any product on a timely basis or at all. Delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

If and when FDA marketing approvals are granted for a device, the products and their manufacture are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. The labeling and promotion activities with respect to devices are subject to scrutiny by the FDA, and in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting the marketing of devices for unapproved new uses.

The devices manufactured by us are subject to the Quality System Regulations. Device manufacturers are required to register their facilities and list their facilities with the FDA and certain state agencies. Every phase of production, including raw materials, components and subassemblies, manufacturing, testing, quality control, labeling, tracing of consignees after distribution, and follow-up and reporting of complaint information is governed by FDA regulations. The FDA periodically conducts inspections of manufacturing facilities and, if there are alleged violations, the operator of a facility must correct them or satisfactorily demonstrate the absence of the violations or face regulatory action.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. Non-compliance with applicable FDA requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us to enter into government contracts, and criminal prosecutions. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us.

Other

We and our products are also subject to a variety of state and local laws in those jurisdictions where our products are or will be marketed, and Federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. For example, we are registered with the Office of the Professions of the New York State Department of Education. We are subject to various Federal and state laws governing our relationships with the physicians and others who purchase or make referrals for our products. For instance, Federal law prohibits payments of any form that are intended to induce a referral for any item payable under Medicare, Medicaid or any other Federal healthcare program. Many states have similar laws. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon our ability to do business.

Non-U.S. Regulation

Internationally, all of our current products are considered medical devices under applicable regulatory regimes and we anticipate that this will be true for all of our future products. Sales of medical devices are subject to regulatory requirements in many countries. The regulatory review process may vary greatly from country to country. For example, the European Union has adopted numerous directives and standards relating to medical devices regulating their design, manufacture, clinical trials, labeling and adverse event reporting. Devices that comply with those requirements are entitled to bear a Conformité Européenne, or CE Mark, indicating that the device conforms with the essential requirements of the applicable directives and can be commercially distributed in countries that are members of the European Union.

In some cases, we rely on our non-U.S. distributors to obtain premarket approvals, complete product registrations, comply with clinical trial requirements and complete those steps that are customarily taken in the applicable jurisdictions in connection in those countries to comply with governmental and quasi-governmental regulation. In the future, we expect to continue to rely on distributors in this manner in those countries where we continue to market and sell our products through them.

Non-U.S. sales of medical devices manufactured in the United States that are not approved or cleared by the FDA for use in the United States, or are banned or deviate from lawful performance standards, are subject to FDA export requirements. Before exporting such products to a foreign country, we must first comply with the FDA’s regulatory procedures for exporting unapproved devices.

There can be no assurance that new laws or regulations regarding the release or sale of medical devices will not delay or prevent sale of our current or future products.

Third-Party Reimbursement

United States

Our products are used in medical procedures where patients expect that coverage will be available from third-party payors, which can be government or private health plans. Therefore, our sales volumes and the prices we charge for our products depend significantly on the extent to which those third-party payors, such as Medicare, Medicaid, other government programs and private insurance plans, cover our products and the procedures performed with them.

In the United States, third-party payors generally pay healthcare providers directly for the procedures they perform, and in certain instances for the products they use. However, in many cases third-party payors operate by reimbursing patients for all or part of the charges that patients pay for procedures and products used in connection with those procedures. In either case, our sales volumes depend on the extent to which third-party payors cover our products and the procedures in which they are used. In general, a third-party payor only covers a medical product or procedure when the plan administrator is satisfied that the product or procedure improves health outcomes, including quality of life or functional ability, in a safe and cost-effective manner. Even if a device has received clearance or approval for marketing by the FDA, there is no assurance that third-party payors will cover the cost of the device and related procedures.

In many instances, third-party payors cover the procedures performed using our products using price schedules that do not vary to reflect the cost of the products and equipment used in performing those procedures. In other instances, payment or reimbursement is separately available for the products and equipment used, in addition to payment or reimbursement for the procedure itself. Even if coverage is available, third-party payors may place restrictions on the circumstances where they provide coverage or may offer reimbursement that is not sufficient to cover the cost of our products. Many of the products that compete with ours are less expensive. Therefore, although coverage may be available for our products and the related procedures, the levels of approved coverage may not be sufficient to justify using our products instead of those of competitors.

Third-party payors are increasingly challenging the prices charged for medical products and procedures and, where a reimbursement model is used, introducing maximum reimbursements for the procedures they cover. We believe that the minimally invasive procedures in which our products are used are generally less costly than open surgery. However, there is no guarantee that these procedures will be reimbursed. Third-party payors may not consider these minimally invasive procedures to be cost-effective and therefore refuse to authorize coverage.

In certain cases in which third-party payors will cover the cost of medical products or equipment in addition to a general charge for the related procedure, they maintain lists of exclusive suppliers or approved lists of products deemed to be cost-effective. Authorization from those third-party payors is required prior to using products that are not on these lists. If our products are not on the approved lists, healthcare providers must determine if the additional cost and effort required to obtain prior authorization is justified by the clinical benefits that we believe our products offer, in light of the uncertainty of actually obtaining coverage.

Finally, the advent of contracted fixed rates per procedure has made it difficult to receive reimbursement for disposable products, even if the use of these products improves clinical outcomes. In addition, many third-party payors are moving to managed care systems in which providers contract to provide comprehensive healthcare for a fixed cost per person. Managed care providers often attempt to control the cost of healthcare by authorizing fewer elective surgical procedures. Under current prospective payment systems, such as the diagnosis related group system and the hospital out-patient prospective payment system, both of which are used by Medicare and in many managed care systems used by private third-party payors, the cost of our products will be incorporated into the overall cost of a procedure and there will be no separate reimbursement for our products. As a result, we cannot be certain that hospital administrators and physicians will purchase our products, despite the clinical benefits and opportunity for cost savings that we believe can be derived from their use.

If hospitals and physicians cannot obtain adequate reimbursement for our products or the procedures in which they are used, our business, financial condition and results of operations could suffer a material adverse impact.

Non-U.S.

Our success in non-U.S. markets will depend largely upon the availability of reimbursement from the third-party payors through which healthcare providers are paid in those markets. Reimbursement and healthcare payment systems in non-U.S. markets vary significantly by country. The main types of healthcare payment systems are government sponsored healthcare and private insurance. Reimbursement approval must be obtained individually in each country in which our products are marketed. Outside the United States, we generally rely on the distributors who sell our products to obtain reimbursement approval for those countries in which they will sell our products. There can be no assurance that reimbursement approval will be received.

Insurance

Our product liability insurance coverage is currently provided under E-Z-EM’s liability policy. This coverage is limited to a maximum of $5.0 million per product liability claim and an aggregate policy limit of $20.0 million, subject to a deductible of $500,000 per occurrence. Under our master separation and distribution agreement with E-Z-EM, E-Z-EM will maintain this coverage until the earlier of the anniversary date of that policy and the completion of the distribution by E-Z-EM of our shares to its stockholders.

We cannot assure you that our current product liability insurance is adequate. We will endeavor to obtain our own product liability coverage to commence upon termination of our coverage under E-Z-EM’s policy. However, we may not be able to maintain the same level of coverage as provided by E-Z-EM, and we cannot assure you that adequate insurance coverage will be available on commercially reasonable terms or at all. A successful product liability claim or other claim with respect to uninsured or underinsured liabilities could have a material adverse effect on us.

Environmental

We are subject to Federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain hazardous and potentially hazardous substances used in connection with our operations. Although we believe that we have complied with theses laws and regulations in all material respects and to date have not been required to take any action to correct any noncompliance, there can be no assurance that we will not be required to incur significant costs to comply with environmental regulations in the future.

Employees

As of December 31, 2003, we employed 218 full-time employees and three part-time employees, including 12 in administration; 35 in research, product development and regulatory approval/quality assurance; 55 in sales and marketing; and the balance in manufacturing functions. None of our employees is represented by a labor union and we have never experienced a work stoppage.

Facilities

We own a 56,000 square foot manufacturing, administrative, engineering and warehouse facility situated on 13 acres in Queensbury, New York. We financed a recent expansion of this facility with the proceeds of industrial revenue bonds, and the land and buildings are subject to a first mortgage in favor of a bank. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We believe that this facility has sufficient capacity to meet our anticipated manufacturing and other needs for the next five years.

We lease a facility in Gainesville, Florida, which we use for research and development activities. The lease expires in July 2008, and we pay a monthly rent of $1,526 plus utilities.

Litigation

On January 6, 2004, Diomed filed an action against us entitled Diomed, Inc. v. AngioDynamics, Inc., civil action no. 04 10019 RGS in the U.S. District Court for the District of Massachusetts. Diomed’s complaint alleges that we have infringed on Diomed’s U.S. patent no. 6,398,777 by selling a kit for the treatment of varicose veins (the “elvs Procedure Kit”) and two diode laser systems: the Precision 980 Laser and the Precision 810 Laser, and by conducting a training program for physicians in the use of our elvs Procedure Kit. The complaint alleges our actions have caused, and continue to cause, Diomed to suffer substantial damages. The complaint seeks to prohibit us from continuing to market and sell these products, as well as conducting our training program, and asks for compensatory and treble money damages, reasonable attorneys’ fees, costs and pre-judgment interest. We believe, based on our analysis of Diomed’s patent and a written opinion of non-infringement from our patent counsel, that our product does not infringe the Diomed patent. We purchase the lasers and laser fibers for our laser systems from biolitec, Inc. under a supply and distribution agreement. biolitec has engaged counsel on our behalf to defend this action.

We have been named as a defendant in an action entitled Duhon, et. al v. Brezoria Kidney Center, Inc., case no. 27084 filed in the District Court of Brezoria County, Texas, 239th Judicial District on December 29, 2003. The complaint alleges that we and our co-defendants, E-Z-EM and Medcomp, designed, manufactured, sold, distributed and marketed a defective catheter that was used in the treatment of, and caused the death of, a hemodialysis patient, as well as committing other negligent acts. The complaint seeks compensatory and other monetary damages in unspecified amounts.

Under our distribution agreement with Medcomp, Medcomp is required to indemnify us against all our costs and expenses, as well as losses, liabilities and expenses (including reasonable attorneys’ fees) that relate in any way to products covered by the agreement. We have tendered the defense of the Duhon action to Medcomp, and Medcomp has accepted defense of the action. Based upon our prior experience with Medcomp, we expect Medcomp to honor its indemnification obligation to us if it is unsuccessful in defending this action.

We are party to other legal actions that arise in the ordinary course of our business. We believe that any liability resulting from any currently pending litigation will not, individually or in the aggregate, have a material adverse effect on our business or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 1, 2004.

Name	Age	Position
Eamonn P. Hobbs	45	President, Chief Executive Officer and Director
Joseph G. Gerardi	41	Vice President, Chief Financial Officer and Treasurer
Harold C. Mapes	44	Vice President, Operations
Robert M. Rossell	48	Vice President, Marketing
William M. Appling	40	Vice President, Research
Brian S. Kunst	44	Vice President, Regulatory Affairs/Quality Assurance
Paul J. Shea	50	Vice President, Sales
Paul S. Echenberg	59	Chairman of the Board of Directors, Director
Howard S. Stern	72	Director
Jeffrey Gold	56	Director
David P. Meyers	39	Director
Howard W. Donnelly	42	Director
Dennis S. Meteny	50	Director
Robert E. Flaherty	58	Director
Gregory D. Casciaro	47	Director

Eamonn P. Hobbs is one of our co-founders, and has been our President and Chief Executive Officer since June 1996. From 1991 until September 2002, Mr. Hobbs was a Vice President, and from October 2002 to the present has been a Senior Vice-President, of E-Z-EM, with operational responsibility for our company. He was first employed by E-Z-EM from 1985 to 1986 and has been continuously employed by E-Z-EM since 1988. Mr. Hobbs will resign as an officer of E-Z-EM effective upon completion of this offering. From 1986 to 1988, Mr. Hobbs was Director of Marketing for the North American Instrument Corporation (NAMIC), a medical device company since acquired by Boston Scientific. Mr. Hobbs started his career at Cook, a leading manufacturer of interventional radiology, interventional cardiology and gastroenterology medical devices. Mr. Hobbs has over 23 years experience in the interventional radiology, interventional cardiology and gastroenterology medical device industries. He is a bio-medical engineer, having completed a Bachelor of Sciences in Plastics Engineering with a Biomaterials emphasis at University of Lowell in 1980. He is the only business executive from the medical device industry to serve on the strategic planning committee of the Society of Interventional Radiology, and is a frequent invited lecturer on the future of interventional radiology and interventional radiology practice trends.

Joseph G. Gerardi became our Vice President, Chief Financial Officer in March 2004, served as our Vice President, Controller since 1996 and, from 1992 to 1996, was our Plant Controller. From 1987 to 1992, Mr. Gerardi was the Controller of Mallinckrodt Medical, Inc.’s anesthesiology plant. Before joining Mallinckrodt Medical, Mr. Gerardi was employed by Factron/Schlumberger for over five years as Manager of Consolidations and as a cost accountant.

Harold C. Mapes has served as our Vice President, Operations since 1996 and was our Director of Operations from 1995 to 1996 and Product Development Project Manager from 1992 to 1994. Before joining us, Mr. Mapes held product development and supervisory manufacturing and engineering positions from 1988 to 1992 with Mallinckrodt Medical, a medical device manufacturer. He holds a Bachelor of Science in Mechanical Engineering from Tri-State University.

Robert M. Rossell has served as our Vice President, Marketing, since 1996, and from 1990 to 1996 was a Product Manager and then our Director of Marketing. Before joining us, Mr. Rossell was Marketing Manager at NAMIC from 1986 to 1990, and held sales positions with various leading healthcare companies, including American Hospital Supply Co., from 1981 to 1985, and Johnson & Johnson from 1977 to 1981.

William M. Appling has served as our Vice President, Research since 2002, Vice President, Research and Development since 1996, and in other product development capacities since 1988. Before that, Mr. Appling was a Product Development Engineer with the North American Instrument Corporation from 1986 to 1988 and a Product Development Engineer with the Edwards Division of American Hospital Supply Corporation from 1984 to 1986.

Brian S. Kunst has served as our Vice President, Regulatory Affairs/Quality Assurance, or RA/QA, since 1997 and from 1995 to 1997 was our Director of RA/QA. From 1991 to 1995, Mr. Kunst was the Regulatory Affairs Manager for Surgitek, Inc., a medical device company. From 1990 to 1991, Mr. Kunst was a Regulatory Affairs Associate for W.L. Gore and Associates, a medical device manufacturer. From 1984 to 1990 he was a biomedical engineer with the U.S. Food and Drug Administration. Mr. Kunst is a Certified Regulatory Affairs Professional (Regulatory Affairs Professionals Society) and a Certified Quality Auditor and Certified Quality Engineer (American Society for Quality Control). He holds a Master of Engineering degree in Biomedical Engineering from Tulane University.

Paul J. Shea has served as our Vice President, Sales, since 1997 and from 1991 to 1997 held positions as our National Sales Manager, Director of U.S. Sales and Director of World Wide Sales. Before joining us, from 1985 to 1991, Mr. Shea held various sales and marketing positions including Product Manager, Regional Manager and National Sales Manager at Microvasive, Inc., a division of Boston Scientific. From 1978 to 1984, Mr. Shea was employed by American Hospital Supply Corporation where he held several positions, including Sales Representative, Business Analyst, Product Manager and Market Manager.

Paul S. Echenberg has been a director since 1996 and Chairman of our board of directors since February 2004. He has been a director of E-Z-EM since 1987 and has served as Chairman of the Board of E-Z-EM Canada since 1994. He has been the President, Chief Executive Officer and a director of Schroders & Associates Canada Inc., an investment buy-out advisory services company, and a director of Schroders Ventures Ltd., an investment firm, since 1996. He is also a founder and has been a general partner and director of Eckvest Equity Inc., a personal investment and consulting services company since 1989. From 1970 to 1989, he was President and Chief Executive Officer of Twinpak Inc. and Executive Vice President of CB Pak Inc., both packaging companies. He also co-founded BDE & Partners, a provider of investment banking and strategic advisory services, in 1991. He is a director of Lallemand Inc., Benvest Capital Inc., Colliers MacAuley Nicholl, ITI Medical, Flexia Corp., Fib-Pak Industries Inc., Med-Eng Systems Inc., MacroChem Corp., Matra Plast Industries Inc. and A.P. Plasman Corp. E-Z-EM has an investment in ITI Medical.

Howard S. Stern has served as a director since our inception and as Chairman of our board of directors from our inception until February 2004. He is a co-founder of E-Z-EM and has served as Chairman of the board and a director of E-Z-EM since its organization in 1962. Mr. Stern also served as President and Chief Executive Officer of E-Z-EM from 1997 to 2000. From 1962 to 1994, Mr. Stern served as E-Z-EM’s Chief Executive Officer and from 1962 until 1990 he served as E-Z-EM’s President. Mr. Stern is also a director of ITI Medical, in which E-Z-EM has an investment. Mr. Stern holds a Bachelor of Science in Business and Engineering Administration and a Master of Science in Chemical Engineering, both from the Massachusetts Institute of Technology.

Jeffrey Gold has been President and CEO of CryoVascular Systems Inc., a PVD device company, since 2001. From 1997 to 2001, he was Executive Vice President and Chief Operating Officer of Cardio Thoracic Systems, Inc., a company engaged in the development and introduction of devices for beating heart coronary bypass surgery. Before that, he spent 18 years with Cordis in a variety of senior management roles including Vice President of Manufacturing and Vice President of Research and Development, and co-founder and President of Cordis Endovascular Systems, a Cordis subsidiary engaged in the interventional neuroradiology business. At Cordis, Mr. Gold also had responsibility for the peripheral vascular business of Cordis. He serves on the board of directors of several start-up medical device companies and is a Special Network Advisor to Sapient Capital Management. Mr. Gold holds a B.S. in Industrial Engineering from Northeastern University and an MBA from the University of Florida.

David P. Meyers has served as a director since 1996. He has been a director of E-Z-EM since 1996. He is a founder of Alpha Cord, Inc., which provides cryopreservation of umbilical cord blood, and has served as its President since 2002. Previously, he founded MedTest Express, Inc., a provider of contracted laboratory services for home health agencies, and served as its President, Chief Executive Officer and a director from 1994 to September 2002.

Howard W. Donnelly joined our board of directors in March 2004. Mr. Donnelly is currently a principal in three privately-held start-up medical device companies that are targeting the hemodialysis, regional anesthetic and general anesthesia markets, respectively. From 1999 to 2002, he was President of Level 1, Inc., a medical device manufacturer and a subsidiary of Smiths Group. From 1990 to 1999, Mr. Donnelly was employed at Pfizer, Inc., with his last position being Vice President, Business Planning and Development, for Pfizer’s Medical Technology Group from 1997 to 1999. Mr. Donnelly is currently a director of Vital Signs, Inc., a medical device manufacturer for the anesthesia, critical care and sleep disorder markets.

Dennis S. Meteny joined our board of directors in March 2004. Since 2003, Mr. Meteny has been an Executive-in-Residence at the Pittsburgh Life Sciences Greenhouse, a strategic economic development initiative of the University of Pittsburgh Medical Center, the State of Pennsylvania and local foundations. From 2001 to 2003, he served as President and Chief Operating Officer of TissueInformatics, Inc., a privately-held company engaged in the medical imaging business. From 2000 to 2001, Mr. Meteny was a business consultant to various technology companies. Prior to that, Mr. Meteny spent 15 years in several executive-level positions, including as President and Chief Executive Officer from 1994 to 1999, with Respironics, Inc. a cardio-pulmonary medical device company. Mr. Meteny began his career in 1975 with Ernst & Young LLP.

Gregory D. Casciaro joined our board of directors in April 2004. Since 2000, Mr. Casciaro has been the President and Chief Executive Officer and a director of Orquest, Inc., a developer and manufacturer of devices used for orthopedic procedures that was acquired by Johnson & Johnson. From 1995 to 2000, he was employed by General Surgical Innovations, Inc., a videoscopic surgical equipments manufacturer that was acquired by United States Surgical, a division of Tyco Healthcare Group LP, in 1999. Mr. Casciaro’s last position with General Surgical Innovations was as a director and its President and Chief Executive Officer from 1998 to 2000. Mr. Casciaro was employed by the Devices for Vascular Innovations division of Guidant Corporation from 1991 to 1995, having last served as the Vice President of Sales from 1994 to 1995. Prior to joining Guidant, he was employed by NAMIC from 1983 to 1991, with his last position being Area Sales Manager. Mr. Casciaro began his career with Procter and Gamble Company in 1978.

Robert E. Flaherty joined our board of directors in April 2004. Since 1992, Mr. Flaherty has served as President and Chief Executive Officer of Athena Diagnostics, Inc., a subsidiary of Elan, plc that is a commercial laboratory specializing in developing diagnostic testing services focused on neurological disorders. From 1992 to 1995, he served as President and Chief Executive Officer of Genica Pharmaceuticals Corporation, which was acquired by Athena Diagnostics in 1995. From 1976 to 1992, Mr. Flaherty was employed by Becton, Dickinson & Company, a medical technology company, with his last position from 1984 to 1992 being President of that company’s largest operating unit, the Becton Dickinson division. Mr. Flaherty began his career with Procter and Gamble Company in 1968. He holds a Bachelor of Science in Industrial Engineering from Lehigh University. Mr. Flaherty is currently a director of Datatrak International Inc.

Key Employees

Daniel K. Recinella has served as our Director, Product Development since 2001. Since joining us in 1991, Mr. Recinella has been a Project Manager and Senior Project Engineer for our product development group, and Director of Thrombolytic/Thrombectomy Products for our marketing group. In 1989, Mr. Recinella was a Senior Project Engineer for VASER, Inc., a medical devices company. From 1985 to 1989, he was a Project Engineer and Product Development Engineer with BSC/Mansfield Scientific, a medical devices company. From 1983 to 1985, Mr. Recinella was a Product Development Engineer with Sarns/3M, a medical capital and devices company. Mr. Recinella holds a Bachelor of Science in Mechanical Engineering from the University of Michigan and completed graduate work in mechanical engineering at Northeastern University.

Board of Directors

Our amended and restated bylaws provide for a board of directors consisting of up to 15 members. The size of the board is currently set at nine. Our directors are divided into three classes serving staggered three-year terms. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. For our current directors, Class I directors’ terms will expire at the 2004 annual stockholders’ meeting, Class II directors’ terms will expire at our 2005 annual stockholders’ meeting and Class III directors’ terms will expire at our 2006 annual stockholders’ meeting. Messrs. Gold, Echenberg and Meteny are our current Class I directors; Messrs. Casciaro, Donnelly and Flaherty are our current Class II directors; and Messrs. Hobbs, Stern and Meyers are our current Class III directors. Our classified board could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. Generally, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in the majority of the members of our board of directors.

Directors’ Compensation

Directors who are not our employees receive a monthly retainer of $1,000, in addition to $1,000 for each board meeting attended in person, and $250 for each telephonic meeting of the board in which they participate. Committee chairmen receive $1,000, and committee members $500, for each committee meeting in which they participate. Directors who are not our employees also receive an annual grant of an option to purchase 6,273 shares of our common stock for each year of service on our board of directors. Directors who are our employees receive no additional compensation for their services as directors. New directors receive options for 26,136 shares of our common stock upon joining our board.

Board Committees

Our board of directors has established an audit committee, a governance/nominating committee and a compensation committee.

Audit Committee

Our audit committee is solely responsible for the appointment of and reviewing fee arrangements with our independent accountants, as well as approving any non-audit services by our independent accountants. Our audit committee reviews and monitors our internal accounting procedures and reviews the scope and results of the annual audit and other services provided by our independent accountants. Our audit committee currently consists of Mr. Meteny, who chairs this committee and Messrs. Donnelly and Flaherty. Our board of directors has determined that Mr. Meteny is an audit committee “financial expert” as defined under the regulations of the Securities Exchange Act of 1934 and is an independent director under the qualitative listing requirements of the Nasdaq Stock Market.

Governance/Nominating Committee

Our governance/nominating committee makes recommendations to the board of directors concerning nominations to the board, including nominations to fill a vacancy (including a vacancy created by an increase in the board of directors). The governance/nominating committee will consider nominees for directors nominated by stockholders upon submission in writing to our corporate secretary of the names of such nominees in accordance with our bylaws. This committee is also charged with shaping corporate governance policies and codes of ethical and legal conduct, and monitoring compliance with such policies. Our governance/nominating committee currently consists of Messrs. Gold, Donnelly and Meteny.

Compensation Committee

Our compensation committee is primarily responsible for reviewing and approving the compensation and benefits of our executive officers; evaluating the performance and compensation of our executive officers in light of our corporate goals and objectives; administering our employee benefit plans and making recommendations to our board of directors regarding these matters; and administering our equity compensation plans. Our compensation committee currently consists of Messrs. Flaherty, Casciaro and Gold.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. There are no family relationships among any of our directors or executive officers.

Scientific Advisory Board

We have formed a scientific advisory board to benefit from the collective knowledge of the board members, all of whom are prominent physicians with whom we have established working relationships. The board will meet up to twice annually, with such meetings timed to coincide with major medical conventions.

The scientific advisory board currently consists of the following members:

Robert T. Andrews, M.D.	Associate Professor of Radiology & Director, Center for Endovascular Therapy, University of Washington, Seattle, WA

John Aruny, M.D.	Assistant Professor, Department of Radiology and Co-Director, Section of Vascular & Interventional Radiology, Yale University Medical School, New Haven, CT

Jacob Cynamon, M.D.	Professor of Clinical Radiology and Director, Division of Vascular & Interventional Radiology, Department of Radiology, Albert Einstein School of Medicine and Montefiore Medical Center, New York, NY

Michael Dake, M.D.	Associate Professor of Radiology and Medicine and Chief of Cardiovascular-Interventional Radiology, Department of Radiology, Stanford University School of Medicine, Stanford, CA

Lowell Kabnick, M.D., F.A.C.S.	Assistant Clinical Professor, University of Medicine and Dentistry, Newark, NJ and Director, Vein Center of New Jersey, Morristown, NJ

Krishna Kandarpa, M.D., Ph.D.	Professor of Radiology and Chairman of Radiology, University of Massachusetts Medical Health Center, Worcester, MA

Barry T. Katzen, M.D., F.A.C.R., F.A.C.C.	Clinical Professor of Radiology, University of Miami School of Medicine, Miami, FL and Founder and Medical Director of Miami Cardiac & Vascular Institute, Baptist Hospital of Miami, Miami, FL

John A. Kaufman, M.D.	Professor of Interventional Radiology, Diagnostic Radiology and Surgery, and Chief of Vascular and Interventional Radiology, Dotter Interventional Institute, Oregon Health & Sciences University, Portland, OR

Stephen Kee, M.D.	Associate Professor of Radiology and Surgery, Stanford University Medical Center, Department of Radiology, Stanford, CA

Manual Maynar, M.D., Ph.D.	Professor of Radiology, University of Las Palmas, Grand Canary, Spain and Professor of Radiology, Louisiana State University, New Orleans, LA

Mark H. Meissner, M.D., F.A.C.S.	Associate Professor of Surgery, University of Washington School of Medicine, Seattle, WA and Attending Surgeon, General and Vascular Surgery, Harborview Medical Center, Seattle, WA

Thomas A. Sos, M.D.	Professor of Radiology, Vice Chairman of Radiology, New York Presbyterian Hospital, New York, NY, Weill Medical College of Cornell University, School of Medicine, New York, NY

Kenneth R. Thomson, M.D.	Professor of Radiology and Director of Radiology, Monash University, Melbourne, Australia

Frank J. Veith, M.D., F.A.C.S.	Professor of Surgery, Albert Einstein College of Medicine, New York, NY and Vice-Chairman of Surgery & Chief of Vascular Surgical Services, Montefiore Medical Center, New York, NY; William J. von Liebig Chair, Vascular Surgery, Montefiore Medical Center, New York, NY

Ziv J. Haskel, M.D.	Professor of Radiology and of Surgery, Director, Divisions of Vascular Surgery and Interventional Radiology and Interventional Radiology Research Laboratory and Fellowship Program, Columbia University College of Physicians and Surgeons, New York, NY

James G. Caridi, M.D.	Associate Professor of Surgery, Associate Professor of Radiology, Chief of Division of Radiology and Director of Fellowship Program, Department of Radiology, University of Florida College of Medicine, Gainesville, FL

Advisory board members will each receive a fee of $2,000 for each day of service rendered, reimbursement for reasonable out-of-pocket expenses, and non-qualified options to acquire an aggregate of 1,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant. Options for half of the shares will be granted following completion of this offering, and the remaining options will be granted on the anniversary date of a board member’s joining the board. We contemplate that the advisory board will meet once a year. Our agreements with the members of our advisory board may be terminated by us or any member at any time for any or no reason.

Stock Ownership of Directors, Named Executive Officers and Principal E-Z-EM Stockholders

All of our common stock is currently owned by E-Z-EM and thus none of our named executive officers (as defined in the “Executive Compensation” section of this prospectus that follows immediately after this section) or directors currently owns shares of our common stock. Our named executive officers and directors will receive shares of our common stock in the distribution by E-Z-EM of our common stocks to its stockholders in respect of any E-Z-EM common stock that they hold on the record date of the distribution. The treatment of all E-Z-EM options held by our employees, including our named executive officers, is discussed below. We refer you to “Relationships and Arrangements with E-Z-EM — Treatment of E-Z-EM Options.”

The following table sets forth the E-Z-EM common stock held by our directors, our named executive officers, all of our directors and executive officers as a group and all other persons known to us who beneficially own 5% or more of E-Z-EM’s outstanding common stock as of April 29, 2004. Except as otherwise noted, the individual director or named executive officer (including his or her family members) had sole voting and investment power with respect to the E-Z-EM common stock.

	Number of Shares of Common Stock Owned(a)(b)		% of Outstanding Shares
Eamonn P. Hobbs	10,059		*
Robert M. Rossell	—		—
Paul J. Shea	—		—
William M. Appling	6,809	(c)	*
Brian S. Kunst	4,502	(d)	*
Howard S. Stern	2,056,099	(e)	19.3
Jeffrey Gold	—		—
Paul S. Echenberg	93,305	(f)	*
David P. Meyers	737,167	(g)	6.9
Howard W. Donnelly	—		—
Dennis S. Meteny	—		—
Gregory D. Casciaro	—		—
Robert E. Flaherty	—		—
Jonas I. Meyers	598,319	(h)	5.6
Stuart J. Meyers	691,973	(i)	6.5
Ira Albert	800,042	(j)	7.5
Wellington Management Company	707,402	(k)	6.6
All directors and executive officers as a group (15 persons)	2,912,654		27.1

(a)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are exercisable or will become exercisable within 60 days of April 29, 2004 into shares of E-Z-EM common stock are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(b)	The table does not include shares of our common stock that are subject to outstanding options held by our officers and directors that are not currently exercisable. These options will become exercisable upon the earlier to occur of (i) 14 months after the completion of this offering and (ii) two months after completion of this offering and the distribution by E-Z-EM of our shares of common stock to its stockholders. These options held by our named executive officers and directors cover the following number of shares: Mr. Hobbs, 426,545 shares; Mr. Rossell, 52,272 shares; Mr. Shea, 52,272 shares; Mr. Appling, 52,272 shares; Mr. Kunst, 52,272 shares; Mr. Gold, 42,863 shares; Mr. Echenberg, 95,136 shares; Mr. Stern, 86,772 shares; and Mr. Meyers, 42,863 shares; and all of our directors and executive officers as a group, 1,007,811 shares.
(c)	Includes 6,809 shares issuable under currently exercisable options at an exercise price of $4.22 per share.
(d)	Includes 4,502 shares issuable under currently exercisable options at an exercise price of $3.78 per share.

(e)	Includes 4,000 shares issuable under currently exercisable options at an average exercise price of $8.70 per share. Does not include 324,531 shares owned by Mr. Stern’s son or an aggregate of 447,877 shares owned or issuable under currently exercisable options held by Mr. Stern’s daughter, her husband and their minor children, as to which shares Mr. Stern disclaims beneficial ownership. The information relating to Mr. Stern’s share ownership and that of the persons named in this footnote was obtained from a Schedule 13D dated September 26, 2003, filed jointly by Mr. Stern, Seth F. Stern and Rachel Stern Graham and a Form 4 filed by Seth Stern on April 22, 2004.
(f)	Includes 74,956 shares issuable under currently exercisable options at an average exercise price of $4.33 per share.
(g)	Includes 2,000 shares issuable under currently exercisable options at an average exercise price of $8.70 per share. Does not include (i) 121,849 shares held by Mr. Meyers’ wife, (ii) 25,773.6 shares held by a trust established for the benefit of his children, and (iii) 52,134 shares in which Mr. Meyers has a remainder interest and his mother has a life estate. Mr. Meyers has disclaimed beneficial ownership of all of the shares described in the preceding sentence. The information relating to Mr. Meyers’ share ownership was obtained from a Schedule 13D dated February 23, 2004, filed jointly by Mr. Meyers and others and a Form 4 filed by Mr. Meyers on April 27, 2004.
(h)	Excludes 49,632 shares in which Mr. Meyers has a remainder interest and his mother has a life estate, as to which he disclaims ownership. The information relating to Jonas I. Meyers’ share ownership was obtained from the Schedule 13D described in footnote (j), above.
(i)	Excludes (i) 119,940 shares held by Mr. Meyers’ wife, (ii) 290,002 shares held by a trust established for the benefit of his children, and (iii) 49,632 shares in which he has a remainder interest and his mother has a life estate, as to which Mr. Meyers disclaims beneficial ownership. The information relating to Stuart J. Meyers’ share ownership was obtained from the Schedule 13D described in footnote (j), above.
(j)	Mr. Albert’s share ownership was obtained from a Schedule 13D dated July 18, 2003.
(k)	Wellington Management Company’s share ownership was obtained from a Schedule 13G dated February 13, 2004. Of the shares beneficially owned by Wellington Management, 523,602 shares are owned of record by Vanguard Specialized Funds — Vanguard HealthCare Fund, or Vanguard, as reflected in a Schedule 13G dated February 5, 2004 filed by Vanguard and the Schedule 13G filed by Wellington Management.
*	Less than 1%.

Executive Compensation

The following table sets information concerning compensation awarded by us to our chief executive officer and each of our four most highly compensated executive officers whose total salary, bonus and other compensation exceeded $100,000 during our fiscal year ended May 31, 2003, whom we refer to in this prospectus as “named executive officers.” In accordance with the rules of the Securities and Exchange Commission, or the SEC, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below that do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these executive officers.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Securities Underlying Options (#)	All Other Compensation
Eamonn P. Hobbs President, Chief Executive Officer and Director	2003	$240,000	$119,050	—	$6,948

Robert M. Rossell Vice President — Marketing	2003	150,000	63,777	—	6,058

Paul J. Shea Vice President — Sales	2003	150,000	63,777	—	3,394

William M. Appling Vice President — Research	2003	135,000	57,949	—	6,063

Brian S. Kunst Vice President — RA/QA	2003	130,000	55,640	—	5,371

Options Granted in Fiscal 2003

We did not grant any options to any of our named executive officers during our fiscal year ended May 31, 2003.

Aggregate Option Exercises in Fiscal 2003 and Fiscal Year-End Values

There were no option exercises by the named executive officers during our fiscal year ended May 31, 2003. The following table summarizes the value of the options held by them as of May 31, 2003. The value of unexercised in-the-money options at fiscal year end is calculated using the difference between the option exercise price and the estimated fair market value at May 31, 2003, which has been deemed to be $6.52 per share, multiplied by the number of shares underlying the option. An option is in-the-money if the fair market value of the common stock subject to the option is greater than the exercise price. The anticipated initial public offering price of $13.00 per share is higher than the estimated fair market value at fiscal year end and the value of unexercised options would be higher than the numbers shown in the table if the value were calculated by subtracting the exercise price from the initial public offering price.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
			Exercisable	Unexercisable	Exercisable	Unexercisable
Eamonn P. Hobbs	—	—	—	426,545	—	$1,773,913
Robert M. Rossell	—	—	—	52,272	—	217,391
Paul J. Shea	—	—	—	52,272	—	217,391
William M. Appling	—	—	—	52,272	—	217,391
Brian S. Kunst	—	—	—	52,272	—	217,391

Employment Agreements

We do not have any employment agreements with our executive officers.

Employee Compensation Plans

1997 Stock Option Plan

In 1997, we adopted our 1997 Stock Option Plan. The 1997 Plan may be administered by our board of directors or a committee composed solely of two or more non-employee directors appointed by our board, or committee, and provides for grants of incentive and non-qualified stock options to purchase shares of our common stock. Incentive stock options may be granted to employees and may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code if certain requirements are satisfied. Non-qualified stock options may be granted to employees, officers, directors, consultants or advisors and do not qualify for such favorable tax treatment. Individuals to whom options are granted are referred to as “participants.”

We have reserved 1,497,674 shares of our common stock for issuance upon exercise of incentive stock options and non-qualified options granted under the 1997 Plan, of which 1,331,386 shares are subject to outstanding options. Generally, the exercise price for incentive stock options and non-qualified options granted under the 1997 Plan may not be less than 100% of the fair market value of our common stock on the option grant date. If a participant owns more than 10% of our voting stock on the date an incentive stock option is granted, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant. A participant may pay the option exercise price in cash or, if approved by the board or the committee, with previously-owned shares of our common stock.

Options granted under the 1997 Plan are not transferable by the participant except by will or the laws of descent and distribution in the event of the participant’s death.

Generally, options are exercisable during a term of not more than 10 years from the date of grant, as determined by the board or the committee. If the participant owns more than 10% of our voting stock on the date an incentive stock option is granted, the option may not be exercisable during a term more than five years following the date of grant. All options currently outstanding under the Plan vest 20% per year over five years from the date of grant. Options that have vested, however, do not become exercisable until the earlier of (i) 14 months after the first to occur of the completion of an initial public offering of our stock or the distribution by E-Z-EM of all of its shares of our common stock to the E-Z-EM stockholders, (ii) two months after both the offering and the distribution have occurred, and (iii) nine years from the date of grant. In addition, all options, whether vested or not, become exercisable in full immediately upon a change of control, as defined under the 1997 Plan.

The 1997 Plan provides that options terminate within three months of an option holder’s termination of employment with us, other than for cause, disability or death. However, continued employment by E-Z-EM following the distribution by E-Z-EM of our shares of common stock to its stockholders, will constitute continued employment with us for purposes of the 1997 Plan.

If there is a stock dividend, stock split, recapitalization, combination, subdivision, issuance of rights to our stockholders, or other similar event, then the board will adjust the total number of shares that may be issued under the 1997 Plan, and the number of shares subject to, and the exercise price of, each outstanding option, as it deems appropriate. If there is a proposed merger, or if we sell all or substantially all of our assets or our outstanding stock is obtained by another person, or if there is a divisive reorganization, spin-off, liquidation or partial liquidation of AngioDynamics, then our board will take such action as it deems reasonable to permit option holders to realize the value of the rights granted to them under the 1997 Plan.

Our board may amend or terminate the 1997 Plan at any time, provided that no amendment shall affect the rights of any option holder without his or her consent. If our board amends the 1997 Plan, it does not need to ask for stockholder approval of the amendment unless the amendment (i) increases the number of shares subject to the 1997 Plan, (ii) changes the designation of the class of employees eligible to receive stock options, (iii) expands the types of options or awards issuable under the 1997 Plan, or (iv) increases the benefits accruing to participants under the 1997 Plan, including any material change to permit a repricing (or decrease in exercise price) of outstanding options, reduce the price at which shares or options to purchase shares may be offered, or extend the 1997 Plan’s duration.

2004 Stock and Incentive Award Plan

We have adopted our 2004 Stock and Incentive Award Plan, or 2004 Plan. Our 2004 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units performance shares and incentive awards to our employees, directors and other service providers.

A total of 1,000,000 shares of our common stock have been reserved for issuance under our 2004 Plan, of which up to 800,000 shares may be issued upon exercise of incentive stock options. We will not make any awards under our 2004 Plan prior to completion of this offering.

A committee of our board will administer our 2004 Plan. The committee will consist of two or more members of the board, each of whom must (i) be an independent director under the rules of the Nasdaq Stock Market, (ii) qualify as a “non-employee” director under SEC Rule 16b-3, and (iii) qualify as an “outside director” within the meaning of Section 162(m) of the Code. The committee will have the power to select the participants in the 2004 Plan and determine the types of awards to be made and the terms of those awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise.

The committee will determine the exercise price of options granted under our 2004 Plan, but for all incentive stock options the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that for any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The committee will determine the term of all options. After termination of service of an employee, director or other service provider, he or she may exercise his or her option for the period of time stated, and subject to any other terms and conditions included in the option agreement.

No participant in our 2004 Plan may receive options to purchase, or stock appreciation rights with respect to, more than 200,000 shares in any year. The maximum number of shares for which awards other than appreciation-only awards and awards the value of which is not based on the value of our common stock, or dollar-denominated awards, may be granted to a plan participant in any year is 100,000 shares. This limit applies to restricted stock, performance shares and any other stock value-based award not based solely on the appreciation of our common stock after the award is granted. Dollar-denominated awards under the 2004 Plan may not exceed $400,000 for a participant in any year.

Stock appreciation rights, or SARs may, be granted under our 2004 Plan. SARs allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant of the SARs or, if the SARs are linked and alternative to an option, the date of grant of the option. The committee will determine the terms of SARs, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2004 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the committee. The committee will determine the number of shares of restricted stock granted to any employee, director or other service provider. The committee may impose whatever conditions to vesting it determines to be appropriate. For example, the committee may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. The committee may also make restricted stock unit awards, which are shares of our common stock that are issued only after the recipient satisfies any service or performance objectives or contingencies determined by the committee.

Our 2004 Plan does not allow for the transfer of awards, except for transfers by will or the laws of descent and distribution or to such other persons designated by a participant to receive the award upon the participant’s death, or except as may otherwise be authorized by the committee for any award other than an incentive stock option.

Performance units and performance shares may be granted under our 2004 Plan. Performance share awards are rights to receive a specified number of shares of our common stock and/or an amount of money equal to the fair market value of a specified number of shares of our common stock, at a future time or times if a specified performance goal is attained and any other terms and conditions specified by the committee are satisfied. Performance unit awards are rights to receive a specified amount of money (other than an amount of money equal to the fair market value of a specified number of shares of common stock) at a future time or times if a specified performance goal is attained and any other terms and conditions specified by the committee are satisfied. The committee will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants.

Our 2004 Plan authorizes the committee to grant incentive awards, which are rights to receive money or shares on such terms and subject to such conditions as the committee may prescribe. Restricted stock, performance shares and performance units are particular forms of incentive awards but are not the only forms in which they may be made. Incentive awards may also take, for example, the form of cash or stock bonuses.

Our 2004 Plan authorizes the committee to grant options and SARs that become exercisable, and any award under the Plan that becomes nonforfeitable, fully earned and payable, if we have a “change in control,” and to provide for money to be paid in settlement of any award under the 2004 Plan in such event. Additionally, if we have a change of control, the committee may authorize the exercise of outstanding nonvested appreciation rights, make any award outstanding under the 2004 Plan non-forfeitable, fully earned and payable, or require the automatic exercise for cash of all outstanding stock appreciation rights.

In general, under the 2004 Plan, a “change in control” will be deemed to occur if any person or group of persons acting in concert becomes the beneficial owner of more than 40% of our common stock; a majority of our board changes over any period of two years or less without the approval of a majority of the directors serving at the beginning of such period; or our stockholders approve a merger, reorganization, sale of assets or plan of complete liquidation following which our stockholders before the transaction will not own at least 60% of our voting power or assets.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation and bylaws also authorize us to indemnify our employees and other agents to the fullest extent permitted by Delaware law. We intend to enter into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, will provide for the indemnification of our directors and officers for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of our company, arising out of that person’s services as a director or officer of our company or any other company or enterprise to which that person provides services at our request to the fullest extent permitted by applicable law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for liability arising under Section 174 of the Delaware General Corporation Law, or for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company in accordance with the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act, and we will follow the court’s determination. We have and intend to continue to maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

RELATIONSHIP AND ARRANGEMENTS WITH E-Z-EM

We have provided below a summary description of the master separation and distribution agreement and the other agreements we have entered into with E-Z-EM that relate to our separation from E-Z-EM. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which we have filed with the SEC as exhibits to the registration statement of which this prospectus is a part. In this section, references to E-Z-EM include all of its subsidiaries except us.

Master Separation and Distribution Agreement

The master separation and distribution agreement contains the key provisions related to our separation from E-Z-EM, this offering and the distribution of our shares to E-Z-EM’s common stockholders. The other agreements referenced in the master separation and distribution agreement govern various interim and ongoing relationships between E-Z-EM and us following the closing of this offering. These agreements consist of a corporate agreement and a tax allocation and indemnification agreement.

The Distribution

The master separation and distribution agreement governs the rights and obligations of E-Z-EM and our company regarding this offering and the proposed distribution by E-Z-EM to its common stockholders of the shares of our common stock held by E-Z-EM, which is also referred to in this prospectus as the “distribution.” E-Z-EM has agreed with the underwriters that it will not complete the distribution for 120 days after the date of this prospectus without the prior written consent of RBC Capital Markets Corporation. Although E-Z-EM has advised us that it intends to complete the distribution, there are a number of conditions to the completion of the distribution. Consequently, we cannot assure you as to whether or when the distribution will occur.

The master separation and distribution agreement provides that the distribution is subject to a number of conditions that must be satisfied, or waived by, E-Z-EM in its sole discretion, including:

•	if the distribution has not been completed by February 5, 2005, that date being 12 months from the date of the private letter ruling E-Z-EM received from the Internal Revenue Service, or IRS, the receipt by E-Z-EM of an opinion from its tax counsel that the distribution will qualify as a tax-free distribution pursuant to which no gain or loss will be recognized by E-Z-EM or its stockholders for U.S. Federal income tax purposes under Section 355 and other related provisions of the Internal Revenue Code;

•	receipt of any government approvals and consents necessary to consummate the distribution; and

•	lack of any order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution.

In addition, E-Z-EM may abandon the distribution at any time before it is completed. If E-Z-EM’s board of directors decides to abandon or change the terms of the distribution or waives a material condition to the distribution after the date of this prospectus, E-Z-EM will issue a press release or file a report on Form 8-K with the Securities and Exchange Commission disclosing the abandonment, change or waiver.

Pursuant to the master separation and distribution agreement, we are required to cooperate with E-Z-EM to accomplish the distribution and, at E-Z-EM’s direction, to promptly take any and all actions necessary or desirable to effect the distribution.

Indemnification

Under the master separation and distribution agreement, we will indemnify E-Z-EM and its officers, directors, stockholders, employees or other representatives from all losses they suffer arising out of or due to any of the following:

•	our failure to pay, perform or discharge in due course the liabilities, if any, assumed by us in connection with the distribution or our separation from E-Z-EM;

•	our failure to comply with the terms of the master separation and distribution agreement or any of the other agreements we enter into with E-Z-EM in connection with the distribution;

•	any untrue statement of a material fact or material omission contained in this prospectus or any similar documents relating to this offering, other than information provided by and related to E-Z-EM, or, in connection with the distribution, if we provide E-Z-EM with such information about our business;

•	any action or inaction by us that causes the distribution by E-Z-EM of our stock to its stockholders to be taxable to E-Z-EM or its stockholders, to the extent E-Z-EM or its stockholders are adversely affected;

•	any out-of-pocket payments by E-Z-EM under its $500,000 self-insurance retention, which are limited to $500,000 per claim, and any increases in E-Z-EM’s insurance premiums caused by claims based upon our business;

•	any defense of any claims, investigations or proceedings arising out of or in connection with the funding and other payment obligations of AngioDynamics related to E-Z-EM’s benefit plans;

•	any credit support agreement (e.g., guaranties) previously entered into by E-Z-EM for our benefit;

•	any proceedings relating to the operation of our business prior to the date of distribution in which E-Z-EM is a defendant solely because it was our stockholder;

•	any claims arising with respect to one of our pre-distribution employment arrangements;

•	any claims based on our gross negligence or willful misconduct in performing intercompany services; or

•	any claims based on our manufacturing and production for E-Z-EM.

If the distribution of our stock to E-Z-EM stockholders fails to qualify as a tax-free spin-off, there will be adverse tax consequences to both E-Z-EM and to E-Z-EM’s stockholders. At the E-Z-EM level, the distribution will be treated as if the stock of AngioDynamics was sold and E-Z-EM will be subject to both federal and state income tax based upon the spread between its tax basis in the stock and the fair market value of the stock on the date of distribution. E-Z-EM’s stockholders will be subject to a 15% dividend tax at the federal level and possibly to state taxes based upon the fair market value of the dividend. Assuming (i) E-Z-EM’s current tax basis in AngioDynamics of $24.5 million is unchanged at the time of the distribution (ii) the fair market value of the 9,200,000 shares of our common stock distributed to E-Z-EM’s stockholders is $13 per share (iii) a 15% U.S. federal tax rate on qualified dividends (iv) zero tax to stockholders at the state level and (v) a 37% combined federal and the state tax rate for E-Z-EM, then our potential indemnification obligation (assuming the failure to qualify for tax-free treatment was caused by us) would aggregate approximately $53.2 million, including $35.2 million to E-Z-EM and $18.0 million to E-Z-EM’s stockholders. If any of these factors should be different at the time the distribution is completed, our liability could be greater or less.

E-Z-EM will indemnify us and our officers, directors, stockholders, employees or other representatives from any and all losses we or E-Z-EM suffer arising out of or due to any of the following:

•	E-Z-EM’s failure to pay, perform or discharge in due course E-Z-EM’s liabilities that are not assumed by us in connection with the distribution or our separation from E-Z-EM;

•	E-Z-EM’s failure to comply with the terms of the master separation and distribution agreement or any of the other agreements we enter into with E-Z-EM in connection with the distribution;

•	any action or inaction by E-Z-EM that causes the distribution to be taxable, to the extent we or our stockholders are adversely affected;

•	any defense of any claims, investigations or proceedings arising out of E-Z-EM’s benefit plans if caused by the gross negligence or willful misconduct of E-Z-EM personnel;

•	any claims arising out of pre-distribution employment arrangements for which E-Z-EM is liable under the master separation and distribution agreement; or

•	any claims based on E-Z-EM’s gross negligence or willful misconduct in performing intercompany services.

All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts actually recovered by the party entitled to indemnification.

Conflicts of Interest

Although E-Z-EM will be able to control our activities prior to its distribution of our common stock, we and E-Z-EM have agreed in the master separation and distribution agreement that, for a period of two years from the distribution date and subject to limited exceptions, each company will not engage in any activities or lines of business included within the other’s business at the time of the offering. Additionally, during this two-year period, the master separation and distribution agreement provides that we and E-Z-EM have no right to claim a corporate opportunity in business opportunities that are falling within the other company’s current business. Further, we believe that the businesses are sufficiently distinct so as to make it unlikely that each company would be interested in any opportunity that falls outside both of their businesses.

Access to Information

Under the master separation and distribution agreement, we and E-Z-EM are obligated to provide each other access to information as follows:

•	we and E-Z-EM will provide each other with any information in our respective possession that the other party requests (i) to comply with requirements imposed on the requesting party by a governmental authority, (ii) for use in any proceeding or to satisfy audit, accounting, regulatory, litigation, tax or similar requirements, or (iii) to comply with its obligations under the master separation and distribution agreement or any ancillary agreement;

•	after the distribution, we and E-Z-EM will use reasonable commercial efforts to make available each other’s past, present and future directors, officers, other employees and agents as witnesses in any legal, administrative or other proceedings in which the other party may become involved;

•	the company providing information, consultant or witness services under the master separation and distribution agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance;

•	we will retain all proprietary information in our possession relating to our business for a period of time and, if we intend to destroy this information after the retention period, we must give E-Z-EM opportunity to take possession of the information; and

•	we and E-Z-EM will hold in strict confidence all information concerning or belonging to the other for a period of up to six years.

Use of Funds

Pursuant to the master separation and distribution agreement, we will use part of the proceeds of this offering to repay $3,000,000 of indebtedness to E-Z-EM and E-Z-EM will capitalize the remaining $13,148,000 of our indebtedness to E-Z-EM.

Termination

E-Z-EM may terminate the master separation and distribution agreement at any time prior to our issuance and sale to the underwriters of the shares to be sold by the underwriters in this offering. The master separation and distribution agreement may be terminated after the offering by the mutual consent of E-Z-EM and us.

Expenses

In general, E-Z-EM and our company will each be responsible for our own costs (including all associated third-party costs) incurred in connection with the transactions contemplated by the master separation and distribution agreement. However, we have agreed to pay all costs and expenses relating to this offering, including the underwriting discounts and commissions and E-Z-EM’s financial, legal, accounting and other expenses, and E-Z-EM has agreed to pay all costs (including all associated third-party costs) and expenses relating to the distribution.

Support Services, Manufacturing and Distribution Arrangements

The master separation and distribution agreement also governs the provision by E-Z-EM to us of support services, such as:

•	accounting and finance;

•	legal services;

•	consulting;

•	sales and marketing, to a limited extent; and

•	other general administrative functions.

For providing the preceding services, E-Z-EM will receive compensation from AngioDynamics based upon the companies’ estimates of the relative amount of time that E-Z-EM personnel will spend performing these services for AngioDynamics and E-Z-EM. E-Z-EM and AngioDynamics believe that the aggregate amount payable to E-Z-EM for these services will not exceed $175,000. The terms of these services will expire no later than December 31, 2004, unless terminated sooner by E-Z-EM.

Under the master separation and distribution agreement, we will also provide E-Z-EM with manufacturing services consistent with those provided prior to the distribution. On January 1, 2005, the prices E-Z-EM pays will increase so as to result in our achieving a gross margin of 50% on each product. These services will terminate on December 31, 2005, unless terminated sooner by E-Z-EM upon 60 days notice.

Under this agreement, we have agreed to engage subsidiaries of E-Z-EM as distributors of our products in Canada and the United Kingdom pursuant to exclusive three-year distribution agreements in substantially the form we use for unrelated distributors.

Treatment of E-Z-EM Options

E-Z-EM has advised us that to give effect to the separation of our company from E-Z-EM, it intends to reduce the exercise price of and, if necessary, reduce or increase the number of shares subject to, all E-Z-EM stock options, including options held by our officers and directors, outstanding on the date that E-Z-EM distributes our shares of common stock to its stockholders. Under our master separation and distribution agreement with E-Z-EM, we have agreed to grant options to purchase shares of our common stock to the E-Z-EM option holders at that time. The number of shares subject to, and exercise prices of, the adjusted E-Z-EM options and the AngioDynamics options will be set so that the adjusted E-Z-EM options and the AngioDynamics options will have the same ratio of exercise price to market price, and, to the extent possible, the same aggregate difference between the market price and exercise price, or intrinsic value, as did the E-Z-EM options at the time of the distribution. We will use the opening market price of the E-Z-EM and AngioDynamics common stock on the first trading day immediately following the distribution to determine the number of shares subject to, and the exercise price of, the adjusted E-Z-EM options and AngioDynamics options to be issued.

Except for the adjusted exercise price, and, if applicable, the number of shares subject to the options, the terms and conditions of the E-Z-EM options, including the vesting provisions, will remain the same. In connection with the grant of AngioDynamics options, we have adopted certain option plans intended to substantially “mirror” the provisions of the E-Z-EM option plans under which the outstanding E-Z-EM options were granted. We have reserved an aggregate of 700,000 shares of our common stock under these plans. To ensure that each AngioDynamics option is granted without any additional benefit not provided by the underlying outstanding E-Z-EM option, the AngioDynamics options will be granted under the terms of the corresponding “mirror” plan. The AngioDynamics option will vest and become exercisable in accordance with the terms of the E-Z-EM options to which they relate, and will expire as follows. For our officers and directors, one-half of the AngioDynamics options will expire upon the later of (i) 12 months after one-half of the options become exercisable in full and (ii) 12 months after expiration of the 180-day lock-up period described in the “Underwriting” section of this prospectus. The remaining one-half of the options will expire upon the later of (i) 24 months after the remaining one-half of the options become exercisable in full and (ii) 24 months after expiration of the 180-day lock-up period. For all other options recipients, one-half of their options will expire upon the later of (i) 12 months after one-half of the options become exercisable in full and (ii) 12 months from the date of the completion by E-Z-EM of the distribution of our shares to its stockholders. The remaining one-half of their options will expire upon the later of (i) 24 months after the remaining one-half of the options become exercisable in full and (ii) 24 months from the date of the completion by E-Z-EM of the distribution. However, in no event will the options be exercisable beyond the exercise period of the E-Z-EM options to which they relate.

Corporate Agreement

If the distribution of our shares by E-Z-EM is not completed, E-Z-EM would not be permitted to sell its shares of our common stock without registration under the Securities Act or a valid exemption thereunder. Additionally, if after our initial public offering we issue additional shares or other voting equity interests, the ownership interest of E-Z-EM in our voting shares would likely decrease below the levels necessary for E-Z-EM to complete a tax-free distribution of our shares, as is currently contemplated. For these reasons, and to provide for certain other matters of a “corporate” nature, we have entered into an agreement with E-Z-EM to provide E-Z-EM with certain preemptive rights, registration rights and rights related to private sales of our common stock. We have also agreed for our fiscal year and annual audit to coincide with those of E-Z-EM. E-Z-EM has agreed not to vote its shares so as to cause the composition of our board of directors to not have a sufficient number of independent directors or a “financial expert” if required under the Sarbanes-Oxley Act of 2002 and applicable Nasdaq rules and regulations. E-Z-EM has also agreed not to cast any other votes that would preclude us from qualifying for listing or being quoted as a public company under applicable securities laws or regulations, including the Sarbanes-Oxley Act of 2002 and rules and regulations applicable to Nasdaq companies.

In the context of the corporate agreement, unless the context below indicates to the contrary, references to E-Z-EM are deemed to include references to E-Z-EM’s wholly-owned affiliates or any entity that in the future wholly-owns E-Z-EM (or a wholly-owned subsidiary of such a company).

Approval Rights for Issuances

We have agreed with E-Z-EM that we will not issue equity securities or convertible debt without E-Z-EM’s prior consent if the issuance would cause E-Z-EM to own less than 80% of our outstanding equity or voting power on a fully-diluted basis or otherwise cause the distribution not to be tax-free to E-Z-EM and its stockholders. E-Z-EM’s consent right will terminate upon the earliest of (i) E-Z-EM notifying us that it is abandoning the distribution, (ii) completion of the distribution by E-Z-EM, (iii) February 5, 2005, or (iv) August 5, 2005 if, by February 5, 2005, E-Z-EM obtains an opinion of counsel that completion of the distribution after February 5, 2005 will not result in the distribution being taxable to E-Z-EM and its stockholders. E-Z-EM may be unwilling to give its consent before completing the distribution or may impose conditions in its consent, including the right to acquire such number of our securities so as to enable it to maintain its percentage ownership of our securities.

Registration Rights

The demand registration rights under the corporate agreement become effective six months after the completion of this offering. All registration rights terminate at such time as E-Z-EM no longer owns at least five percent of our issued and outstanding common stock or, if earlier, when E-Z-EM could sell all of the shares of our common stock owned by it pursuant to Rule 144 under the Securities Act during any three-month period. The corporate agreement covers those shares of our common stock that are held by E-Z-EM. The rights thereunder are not otherwise transferable to unaffiliated companies.

Demand Registration

E-Z-EM can require us to register for offer and sale all or a portion of our common stock held by E-Z-EM so long as the shares that E-Z-EM requires us to register, in each case, represent at least five percent of the then outstanding shares of our common stock. E-Z-EM may request no more than one demand registration or “unregistered demand” (described under “Private Sales,” below) during any twelve-month period.

Terms of Each Offering

E-Z-EM will designate whether its offering of common stock effected pursuant to a demand registration is a one time offering or a shelf registration. In any case, we will only be required to keep the applicable registration statement effective until the earlier of 120 days from the effective date of the registration statement or until E-Z-EM has disposed of the shares covered thereby. E-Z-EM has the right to designate the lead managing underwriter in any such offering. If the shares covered by the registration statement have an aggregate value in excess of $20 million, we may designate a co-managing underwriter, subject to E-Z-EM’s acceptance of such underwriter.

Timing of Demand Registrations

In addition to the above-noted limitation of one demand registrations during any 12-month period, we will not be required to undertake a demand registration (or the preparation of an offering memorandum for private sales) within six months of the completion of an offering under a previous demand registration. In addition, we have the right, which may be exercised once in any 12-month period, to postpone the filing or effectiveness of any demand registration for up to 90 days if we determine that such registration would reasonably be expected to require the disclosure of non-public information concerning a material event or transaction and such disclosure would have a material adverse effect on us.

Piggy-Back Registration Rights

If we at any time intend to file on our behalf, or on behalf of any of our other security holders, a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by E-Z-EM, then E-Z-EM will have the right to include its shares in that offering. The number of shares sought by E-Z-EM to be included must constitute at least five percent of our issued and outstanding shares of common stock. If the managing underwriter notifies us that the number of securities proposed to be registered in the offering exceeds the number that can be sold in such offering, we will include in such offering the number of securities that, in the opinion of the managing underwriter, can be sold, as follows:

•	first, the securities that we propose to sell for our own account;

•	second, the shares of common stock that E-Z-EM requests to be included; and

•	third, other securities requested to be included in the offering.

Private Sales

Subject to the yearly limitation on demand registrations described above, E-Z-EM may require us to prepare and distribute an offering memorandum in connection with any unregistered offering of E-Z-EM’s shares of our common stock (an unregistered demand). The limitations above on E-Z-EM’s share ownership, the threshold amount of shares being sold, and our ability to postpone the sale apply equally to these unregistered offerings.

Expenses

We will be responsible for applicable registration and private offering expenses in connection with the performance of our obligations for a registration or a private sale under the applicable provisions of the corporate agreement. E-Z-EM will be responsible for all of the fees and expenses of its counsel, any applicable underwriting discounts or commissions or placement agent’s fees and commissions, and any registration or filing fees with respect to the shares of our common stock being sold by E-Z-EM, as applicable.

Indemnification

With respect to both registered and unregistered offerings, the corporate agreement provides for indemnification and contribution by us for the benefit of E-Z-EM and its affiliates and representatives. In limited situations, the corporate agreement provides for indemnification by E-Z-EM for our benefit, as well as for any underwriters with respect to the information included in any registration statement, prospectus or related document.

Transfer

Other than with respect to transfers by E-Z-EM to any of the entities described above, the transfer by E-Z-EM of its rights under the corporate agreement will not entitle the transferees of those rights to the benefits of the corporate agreement. Transfer rights do not “attach” to the shares of our common stock.

Other Covenants

We have agreed that, for so long as E-Z-EM beneficially owns at least 50% of our outstanding common stock, we will not (without E-Z-EM’s prior consent) take any action that would limit the ability of E-Z-EM or its transferee to transfer its shares of our common stock. In addition, during the two year period following the distribution, we will not take any action or enter into any agreement that would reasonably be expected to result in the distribution not being tax-free to E-Z-EM and its stockholders without the written consent of E-Z-EM.

Under the corporate agreement, we have agreed to keep E-Z-EM’s auditors as our auditors and to keep our fiscal year unchanged. We have also agreed to provide to E-Z-EM and its independent auditors all information and documents required and to otherwise coordinate the audit of our financial statements and the preparation of our interim financial statements so that E-Z-EM or its auditors, as applicable, will be able to prepare, file and distribute E-Z-EM’s financial statements and audit report in a timely manner. We have also agreed to provide to E-Z-EM and its independent auditors access to the auditor who reviewed our financial statements so that E-Z-EM and its independent auditors may conduct their audits relating to our financial statements. Additionally, we will not change our significant accounting policies for periods in which our financial results are included in E-Z-EM’s consolidated financial statements unless we are required to do so to comply, in all material respects, with generally accepted accounting principles or SEC requirements. We have also agreed to consult with E-Z-EM regarding the timing and content of its earnings releases. The foregoing obligations will survive for so long as E-Z-EM is entitled to consolidate our company within its audited financial statements.

Tax Allocation and Indemnification Agreement

Allocation of Taxes

In connection with this offering, we have entered into a tax allocation and indemnification agreement (“tax allocation agreement”) with E-Z-EM. The tax allocation agreement governs the respective rights, responsibilities and obligations of E-Z-EM and us after this offering with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

In general, under the tax allocation agreement:

•	E-Z-EM is responsible for any U.S. Federal income taxes of the affiliated group of which E-Z-EM is the common parent. However, during the period (or portion of a period) that we are included in the affiliated group beginning after the date of this offering, we are responsible for our share of such income tax liability computed as if we had filed a separate Federal income tax return that included only us for that period (or portion of a period). For any periods beginning after the distribution of E-Z-EM of its shares of our common stock to its stockholders, we will be responsible for our own U.S. Federal income taxes.

•	E-Z-EM is responsible for any U.S. Federal income taxes reportable on a consolidated return that includes E-Z-EM or one of its subsidiaries and us. However, if we are included in such a group for

U.S. Federal income tax purposes for periods (or portions thereof) beginning after the date of this offering, we are responsible for our portion of such income tax liability as if we had filed a separate tax return that included only us for that period (or portion of a period).

•	E-Z-EM is responsible for any U.S. Federal income taxes reportable on returns that include only E-Z-EM and its subsidiaries (excluding us), and we are responsible for any state or local income taxes filed on returns that include only us.

•	E-Z-EM and we are each responsible for any non-income taxes attributable to our business for all periods.

E-Z-EM is primarily responsible for preparing and filing any tax return for the E-Z-EM affiliated group for U.S. Federal income tax purposes. We are responsible for preparing and filing any tax returns that include only us.

We generally have exclusive authority to control tax contests related to tax returns that include only us and our subsidiaries. E-Z-EM generally has exclusive authority to control tax contests related to any tax returns of the E-Z-EM affiliated group for U.S. Federal income tax purposes and related to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes E-Z-EM or any of its subsidiaries. However, E-Z-EM must consult with us with respect to any tax issue relating to us or any of our subsidiaries.

The tax allocation agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the tax allocation agreement provides for cooperation and information allocation with respect to taxes.

Preservation of the Tax-free Status of the Distribution

E-Z-EM has received a private letter ruling from the IRS that the distribution will qualify as a tax-free distribution for which no gain or loss is recognized by E-Z-EM or its stockholders for Federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code. In order to obtain the ruling, we were required to make certain representations regarding our company and our business and E-Z-EM was required to make certain representations regarding it and its business. We have also agreed to certain restrictions that are intended to preserve the tax-free status of the distribution. We may take certain actions otherwise prohibited by these covenants if E-Z-EM seeks and obtains another private letter ruling from the IRS to the effect that such action would not jeopardize the tax-free status of the distribution. These covenants include restrictions on our:

•	issuance, sale or acquisition of our stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•	sales of assets outside the ordinary course of business; and

•	entering into any other corporate transaction that, together with the stock that is being sold in this offering, and certain other stock transactions, would cause us to undergo a 50% or greater change in our stock ownership.

We have generally agreed to indemnify E-Z-EM and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution to the extent caused by an acquisition of our stock or assets, or other actions of ours.

OTHER RELATED PARTY TRANSACTIONS

Effective as of January 1, 2002, E-Z-EM entered into an agreement with Howard S. Stern, the chairman of E-Z-EM’s board and one of our directors, under which Mr. Stern agreed to provide certain services to E-Z-EM and us until December 31, 2004. These services include serving as chairman of both E-Z-EM’s and our board of directors, consulting with management of both companies on corporate governance, investor relations and other matters and generally providing guidance and assistance on industry-related matters. Under the agreement, Mr. Stern was nominated for, and subsequently elected to, a three-year term as a director of E-Z-EM, and serves as the chairman of E-Z-EM’s board. Mr. Stern has resigned as chairman of our board but remains a director. So long as Mr. Stern remains chairman of E-Z-EM, he is entitled to receive twice the regular fees and other compensation (including cash, stock and options) paid to other directors for service on E-Z-EM’s board, but not compensation paid to our other directors for service on our board. As compensation for his services, Mr. Stern is receiving 36 equal monthly payments of $20,833, as well as certain bonus opportunities from E-Z-EM. Mr. Stern also receives other benefits, including medical and dental insurance for himself and his wife and use of a company automobile, and, so long as he remains E-Z-EM’s chairman, up to $80,000 annually for reimbursement of reasonable business expenses. We currently reimburse E-Z-EM for 35% of Mr. Stern’s compensation and expenses paid under the agreement. Under our master separation and distribution agreement with E-Z-EM, we will assume 35% of E-Z-EM’s payment obligations to Mr. Stern under the agreement, which will total $7,300 in fees and $2,300 for expenses on a monthly basis.

William M. Appling, our Vice President, Research has been a partner and executive officer of Protube Extrusion, LLP since 1992. Protube Extrusion produces tubing used in some of our catheters. In fiscal 2003, we purchased approximately $149,000 of products and services from Protube Extrusion, and we estimate that we will purchase approximately $175,000 of products and services from Protube Extrusion in fiscal 2004. The board has approved these transactions and determined that the terms of the transactions are equivalent to terms that would arise in an arm’s length relationship.

We have entered into an agreement, effective as of January 1, 2004, with Donald A. Meyer, who resigned as a director as of March 1, 2004, under which Mr. Meyer agreed to serve as the trustee of our 401(k) savings plan and to provide us with such other services as we may reasonably request from time-to-time. The agreement is for a term of 36 months but will terminate sooner upon a change in control of our company, Mr. Meyers’ death or a material breach of the agreement that is not cured within 30 days. Mr. Meyer will receive 36 equal monthly payments of $3,500 and reimbursement for reasonable business expenses incurred in providing services under the agreement. We also agreed that Mr. Meyer’s options to acquire 42,263 shares of our common stock, which would ordinarily terminate three months after his resignation as a director, will expire on the earlier of (i) December 31, 2006, (ii) the tenth anniversary of the original grant date of each option or (iii) 90 days after termination of the agreement.

PRINCIPAL STOCKHOLDER

All of our outstanding common stock is currently held beneficially and of record by E-Z-EM. After this offering, E-Z-EM will own approximately 82.5% of our outstanding shares of common stock, assuming the underwriters do not exercise their option to purchase additional shares in this offering. Except for E-Z-EM, we are not aware of any person or group that will beneficially own more than 5% of our outstanding shares of common stock following this offering. None of our executive officers or directors currently owns any shares of our common stock. However, our officers and directors hold options to acquire an aggregate of 1,007,811 shares of our common stock that are not presently exercisable but substantially all of which will become exercisable upon the earliest to occur of (i) 14 months after either the completion of this offering of our stock or a distribution by E-Z-EM of its AngioDynamics stock to its stockholders or (ii) two months after completion of both this offering and the distribution. Our officers or directors who own shares of E-Z-EM common stock or options to purchase E-Z-EM common stock will be treated on the same terms as other holders of E-Z-EM common stock or options in the distribution by E-Z-EM of our shares of common stock to its stockholders. See “Management — Stock Ownership of Directors, Named Executive Officers and Principal E-Z-EM Stockholders — Treatment of E-Z-EM Options.”

DESCRIPTION OF CAPITAL STOCK

The total amount of authorized capital stock of our company is 50,000,000 shares, consisting of 45,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. Upon completion of this offering, 11,150,000 shares of our common stock and no shares of preferred stock will be issued and outstanding. Before this offering, there has been no public market for our common stock.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors out of funds legally available for dividend payments. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock that will not be designated as a particular class. Our board of directors has the authority to (i) issue the undesignated preferred stock in one or more series, (ii) determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and (iii) fix the number of shares constituting any series and the designation of the series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. Upon completion of this offering, no shares of our preferred stock will be outstanding and, other than shares of our preferred stock that may become issuable pursuant to our rights agreement, we have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors, more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then-current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s voting stock. This statute could have the effect of delaying, deferring or preventing a change of control.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws contain provisions that could discourage potential acquisition proposals or tender offers or delay or prevent a change in control of our company.

Our amended and restated certificate of incorporation and bylaws do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may limit the ability of minority stockholders to effect changes in the board and, as a result, may deter a hostile takeover or delay or prevent a change in control or management of our company.

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes. The term of the first class of directors will expire at our 2004 annual meeting of stockholders, the term of the second class of directors will expire at our 2005 annual meeting of stockholders, and the term of the third class of directors will expire at our 2006 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting will be elected for a three-year term, one class being elected each year by our stockholders. Our amended and restated certificate of incorporation and bylaws also provide that vacancies on our board that result from an increase in the number of directors may be filled by a majority of directors then in office, provided a quorum is present, and that any other vacancy may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders. Directors will be subject to removal by the stockholders only for cause. These provisions for electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if E-Z-EM no longer controls us because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our amended and restated certificate of incorporation and bylaws do not provide that special meetings of the stockholders may be called by stockholders. Advance written notice is required, which generally must be received by the secretary not less than 90 days nor more than 120 days prior to the meeting, by a stockholder of a proposal or director nomination that the stockholder desires to present at a meeting of stockholders. Any amendment of this provision would require a vote of a majority of our capital stock. Our amended and restated certificate of incorporation also provides that, following our separation from E-Z-EM, our stockholders will not be permitted to act by written consent.

Our amended and restated certificate of incorporation allows us to issue up to 5,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effect discussed above.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discouraging certain tactics that may be used in proxy fights. However, these provisions could discourage others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Stockholder Rights Plan

Our board of directors has adopted a stockholder rights plan. Under the rights plan, each outstanding share of our common stock issued between the date on which E-Z-EM enters into the underwriting agreement for this offering and the distribution date (as described below) will be coupled with a stockholder right. Initially, the stockholder rights will be attached to the certificates representing outstanding shares of common stock, and no separate rights certificates will be distributed. Each right will entitle the holder to purchase one-ten thousandth of a share of our Series A junior participating preferred stock at a price of $78.00. Each one-ten thousandth of a share of Series A junior participating preferred stock will have economic and voting terms equivalent to one share of our common stock. Until it is exercised, the right itself will not entitle the holder thereof to any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings. The description and terms of the rights are set forth in a rights agreement to be entered into between us and Registrar and Transfer Company, as rights agent. Although the material provisions of the rights agreement have been accurately summarized, the statements below concerning the rights agreement are not necessarily complete, and in each instance reference is made to the form of rights agreement itself, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Each statement is qualified in its entirety by such reference.

Stockholder rights are not exercisable until the distribution date, and will expire on 2014, unless earlier redeemed or exchanged by us. A distribution date would occur upon the earlier of:

•	the tenth business day after the first public announcement or communication to us that a person or group of affiliated or associated persons (referred to as an acquiring person) has acquired beneficial ownership of 15% or more of our outstanding common stock; or

•	the tenth business day (or such later date as may be determined by our board of directors before such time as any person becomes an acquiring person) after the commencement or announcement of the intention to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

If any person becomes an acquiring person, each holder of a stockholder right will be entitled to exercise the right and receive, instead of Series A junior participating preferred stock, shares of our common stock having a value equal to two times the exercise price of the stockholder right. All stockholder rights that are beneficially owned by an acquiring person or its transferee will become null and void.

If at any time after a public announcement has been made or we have received notice that a person has become an acquiring person, (1) AngioDynamics is acquired in a merger or other business combination or (2) 50% or more of AngioDynamics’ assets, cash flow or earning power is sold or transferred, each holder of a stockholder right (except rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

The exercise price of our rights, the number of one ten-thousandths of a share of Series A junior participating preferred stock or other securities or property issuable upon exercise of rights, and the number of rights outstanding, are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the exercise price or the number of shares of Series A junior participating preferred stock issuable upon exercise of a stockholder right will be required until the cumulative adjustment would require an increase or decrease of at least one percent in the exercise price or number of shares for which a right is exercisable.

At any time until the earlier of (1) the distribution date or (2) the final expiration date of the rights agreement, we may redeem all the stockholder rights at a price of $0.01 per right. At any time after a person has become an acquiring person and before the acquisition by such person of 50% or more of the outstanding shares of our common stock, we may exchange the stockholder rights, in whole or in part, at an exchange ratio of one share of common stock, or one ten-thousandth of a share of Series A junior participating preferred stock (or of a share of a class or series of preferred stock having equivalent rights, preferences and privileges), per right.

The stockholder rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics which, in the opinion of our board, could impair its ability to represent stockholder interests. The provisions of the stockholder rights plan may render an unsolicited takeover more difficult or less likely to occur or may prevent such a takeover, even though such takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

E-Z-EM is excluded from the definition of “acquiring person” and therefore its ownership cannot trigger the distribution of rights under the rights plan. In addition, any person holding 15% or more of our issued and outstanding shares of common stock following the distribution of our common stock by E-Z-EM to its stockholders will be deemed an “exempt person” under the rights plan. The ownership of our common stock by these persons will not trigger the distribution of rights under the rights plan unless any such person acquires additional shares representing 1% or more of our issued and outstanding common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07016-3572 and its telephone number is (908) 497-2300.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock, and we cannot predict the impact, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of the common stock. Future sales of substantial amounts of common stock in the public market, or the perception that large block sales could occur, could unfavorably affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

All 1,950,000 shares of our common stock sold in this offering, plus any shares issued upon the exercise by the underwriters’ of their option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any shares acquired in the directed share program by our employees, executive officers and directors, which will be subject to lock-up transfer restrictions as described in the section of the prospectus entitled “Underwriting” and except for any shares that may be acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act. Generally, affiliates include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors, officers and significant stockholders.

E-Z-EM plans to distribute the 9,200,000 shares of our common stock that it owns to its stockholders. E-Z-EM has agreed with the underwriters that it will not complete the distribution for 120 days after the date of this prospectus without the prior written consent of RBC Capital Markets Corporation. Shares of our common stock distributed to E-Z-EM stockholders in the distribution generally will be freely transferable, except for shares of common stock received by persons who are determined to be our affiliates. Persons who are affiliates will be permitted to sell the shares of common stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act or under an exemption from registration, such as the exemption provided by Rule 144.

Before distribution, the shares of our common stock held by E-Z-EM are restricted securities, as defined in Rule 144. Restricted securities may not be sold other than through registration under the Securities Act or under an exemption from registration, such as those provided by Rule 144 or Rule 144(k) enacted under the Securities Act and summarized below. Our executive officers and directors, and E-Z-EM for dispositions other than the distribution of our shares to its stockholders, have agreed not to offer or sell any shares of our common stock for a period of 180 days after the date of this prospectus without the prior consent of RBC Capital Markets Corporation on behalf of the underwriters, with some exceptions.

In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 111,500 shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

We have reserved 1,497,674 shares of our common stock for issuance under our 1997 Stock Option Plan. As of the date of this prospectus, we have issued options to purchase 1,331,386 shares of our common stock under this plan. Substantially all of these options will become exercisable upon the earlier to occur of (i) 14 months after either the completion of this offering of our stock or a distribution by E-Z-EM of its AngioDynamics stock to its stockholders or (ii) two months after completion of both this offering and the distribution. We expect to file a registration statement under the Securities Act to register shares reserved for issuance under our 1997 Stock Option Plan. Shares issued through award grants after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

We have also reserved 1,000,000 shares for issuance under our 2004 Stock and Incentive Award Plan. As of the date of the prospectus, we have not made any grants or issuance under this plan. Additionally, in conjunction with the distribution by E-Z-EM of our common stock to its stockholders, we will issue options to purchase up to 700,000 shares of our common stock to persons, including our directors and officers, who hold options to purchase E-Z-EM shares under certain option plans intended to substantially “mirror” the E-Z-EM option plan or plans under which the E-Z-EM options were granted. These options will vest and become exercisable in accordance with the terms of the E-Z-EM options to which they relate. We expect to file one or more registration statements under the Securities Act to register these shares.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material anticipated U.S. Federal income and estate tax considerations with respect to the ownership and disposition of shares of our stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is includible in gross income for U.S. Federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. Federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. Federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of five percent or more of our common stock and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. Federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including IRS Form W-8ECI (or any successor form), with the payer of the dividend, and generally will be subject to U.S. Federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. Under applicable Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Gain on Sale or Other Disposition of Stock

In general, a non-U.S. holder will not be subject to U.S. Federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty as a condition to subjecting a non U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met;

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•	we are or have been a U.S. real property holding corporation (a USRPHC) for U.S. Federal income tax purposes (which we do not believe that we have been, currently are, or will become) at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We believe that we are not a USRPHC, and we do not anticipate becoming a USRPHC. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our stock by a non-U.S. holder that did not directly or indirectly own more than five percent of our common stock during this period would not be subject to U.S. Federal income tax, provided that our stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). We believe that our stock will be treated as regularly traded on an established securities market during any period in which it is listed on the Nasdaq National Market.

U.S. Federal Estate Tax

Shares of our stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. Federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is currently imposed at the rate of 28% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. Federal income tax purposes;

•	a foreign person, 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership, if at any time during its tax year (i) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (ii) the foreign partnership is engaged in a U.S. trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. Federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

The foregoing discussion of certain U.S. Federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our stock should consult his, her or its own tax adviser with respect to the U.S. Federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

UNDERWRITING

RBC Capital Markets Corporation and Adams, Harkness & Hill, Inc. are acting as book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
RBC Capital Markets Corporation
Adams, Harkness & Hill, Inc.

Total

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $            per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $            per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $1.4 million.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to an aggregate of 292,500 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-Up Agreements

We have agreed that, without the prior written consent of RBC Capital Markets Corporation, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. Our executive officers and directors, and E-Z-EM for dispositions other than the distribution of our shares to its stockholders, have agreed under lock-up agreements not to, without the prior written consent of RBC Capital Markets Corporation, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus. E-Z-EM has also agreed with the underwriters that it will not complete the distribution of our shares to its stockholders until 120 days after the date of this prospectus without the prior written consent of RBC Capital Markets Corporation.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “ANGO.”

Indemnification

We and E-Z-EM have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Directed Share Program

At our request, the underwriters have reserved up to 97,500 shares, or five percent of our common stock offered by this prospectus, for sale under a directed share program to our officers, directors, employees and to our business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants that are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares under the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

LEGAL MATTERS

Davies Ward Phillips & Vineberg LLP will pass upon the validity of the common stock offered by this prospectus for us. Dorsey & Whitney LLP will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

Grant Thornton LLP, independent certified public accountants, have audited our consolidated financial statements as of June 1, 2002 and May 31, 2003 and for the fifty-two weeks ended June 2, 2001, June 1, 2002 and May 31, 2003 as set forth in their report. We have included our financial statements in this prospectus in reliance on Grant Thornton LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits. For further information about us and our common stock, we refer you to the registration statement and to the exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, DC 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of the distribution and offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
AngioDynamics, Inc.:
Report of Independent Certified Public Accountants	F-2

Financial Statements
Consolidated Balance Sheets — June 1, 2002 and May 31, 2003 and February 28, 2004 (unaudited)	F-3–F-4
Consolidated Statements of Earnings — Fifty-two Weeks Ended June 2, 2001, June 1, 2002 and May 31, 2003, and thirty-nine weeks ended March 1, 2003 and February 28, 2004 (unaudited)	F-5

Consolidated Statement of Stockholder’s Equity (Deficit) and Comprehensive Income — Fifty-two Weeks Ended June 2, 2001, June 1, 2002 and May 31, 2003, and thirty-nine weeks ended February 28, 2004 (unaudited)

F-6
Consolidated Statements of Cash Flows — Fifty-two Weeks Ended June 2, 2001, June 1, 2002 and May 31, 2003, and thirty-nine weeks ended March 1, 2003 and February 28, 2004 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8–F-27

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder

AngioDynamics, Inc.

We have audited the accompanying consolidated balance sheets of AngioDynamics, Inc. and Subsidiaries, a wholly-owned subsidiary of E-Z-EM, Inc., as of June 1, 2002 and May 31, 2003, and the related consolidated statements of earnings, stockholder’s equity (deficit) and comprehensive income, and cash flows for the fifty-two weeks ended June 2, 2001, June 1, 2002 and May 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngioDynamics, Inc. and Subsidiaries as of June 1, 2002 and May 31, 2003, and the consolidated results of their operations and their consolidated cash flows for the fifty-two weeks ended June 2, 2001, June 1, 2002 and May 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note I to the consolidated financial statements, the Company depends on E-Z-EM, Inc.’s support for a significant amount of its financing requirements.

/s/    GRANT THORNTON LLP

Melville, New York

July 3, 2003, except for Notes I, K and O(1), as to which

    the dates are February 2, 2004, December 29, 2003 and

    February 27, 2004, respectively

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 1, 2002	May 31, 2003	Feb. 28, 2004
			(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,525	$939	$1,332
Restricted cash	—	798	102
Debt securities, at fair value	1,318	729	735
Accounts receivable — trade, net of allowance for doubtful accounts of $229, $228 and $266 at June 1, 2002, May 31, 2003 and February 28, 2004, respectively	4,461	6,532	7,332
Inventories	7,909	8,631	8,986
Deferred income taxes	465	652	599
Prepaid expenses and other	200	244	650

Total current assets	15,878	18,525	19,736
PROPERTY, PLANT AND EQUIPMENT — AT COST, less accumulated depreciation and amortization	2,730	6,261	7,161
DEFERRED INCOME TAXES	882	826	826
INTANGIBLE ASSETS, less accumulated amortization of $668, $789 and $836 at June 1, 2002, May 31, 2003 and February 28, 2004, respectively	1,157	1,036	945
OTHER ASSETS	—	408	404

	$20,647	$27,056	$29,072

The accompanying notes are an integral part of these statements.

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	June 1, 2002	May 31, 2003	Feb. 28, 2004
			(unaudited)
LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$2,294	$2,707	$2,071
Accrued liabilities	1,891	2,072	2,514
Due to parent	609	1,246	1,329
Current portion of long-term debt	—	140	150
Current portion of notes payable — Parent	983	—	—

Total current liabilities	5,777	6,165	6,064
LONG-TERM DEBT, net of current portion	—	3,255	3,140
NOTES PAYABLE — PARENT, net of current portion	15,165	16,148	16,148

Total liabilities	20,942	25,568	25,352

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY (DEFICIT)
Preferred stock, par value $.01 per share, 5,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, par value $.01 per share, 45,000,000 shares authorized, 9,200,000 shares issued and outstanding	92	92	92
Additional paid-in capital	11,742	12,639	13,177
Accumulated deficit	(12,129)	(10,943)	(9,346)
Accumulated other comprehensive loss	—	(300)	(203)

Total stockholder’s equity (deficit)	(295)	1,488	3,720

	$20,647	$27,056	$29,072

The accompanying notes are an integral part of these statements.

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share data)

	Fifty-two weeks ended			Thirty-nine weeks ended
	June 2, 2001	June 1, 2002	May 31, 2003	Mar. 1, 2003	Feb. 28, 2004
				(unaudited)
Net sales	$23,390	$30,890	$38,434	$27,199	$34,936
Cost of goods sold	12,418	15,333	18,572	13,170	16,655

Gross profit	10,972	15,557	19,862	14,029	18,281

Operating expenses
Sales and marketing	7,089	8,901	11,338	8,028	9,947
General and administrative	1,875	2,317	2,777	2,042	2,530
Research and development	1,426	1,951	2,509	1,769	2,597
Loss on sale of subsidiary and related assets	872	—	—	—	—

Total operating expenses	11,262	13,169	16,624	11,839	15,074

Operating profit (loss)	(290)	2,388	3,238	2,190	3,207
Other income (expenses)
Interest income	71	45	38	27	11
Interest expense	(952)	(863)	(1,021)	(757)	(632)
Other, net	1	—	—	—	—

Earnings (loss) before income tax provision (benefit)	(1,170)	1,570	2,255	1,460	2,586
Income tax provision (benefit)	(1,513)	561	1,069	807	989

Net earnings	$343	$1,009	$1,186	$653	$1,597

Earnings per common share
Basic	$.04	$.11	$.13	$.07	$.17

Diluted	$.04	$.11	$.13	$.07	$.16

The accompanying notes are an integral part of these statements.

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

Fifty-two weeks ended June 2, 2001, June 1, 2002 and May 31, 2003 and thirty-nine weeks ended February 28, 2004 (unaudited)

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Compre- hensive Loss	Total	Compre- hensive Income
	Shares	Amount
Balance at June 3, 2000	9,200,000	92	$11,732	$(13,481)	$(945)	$(2,602)	—
Compensation related to stock option plan	—	—	5	—	—	5	—
Net earnings	—	—	—	343	—	343	$343
Foreign currency translation adjustments arising during the year	—	—	—	—	(49)	(49)	(49)
Reclassification adjustment for sale of investment in a foreign entity	—	—	—	—	994	994	994

Comprehensive income							$1,288

Balance at June 2, 2001	9,200,000	92	11,737	(13,138)	—	(1,309)	—
Compensation related to stock option plan	—	—	5	—	—	5	—
Net earnings	—	—	—	1,009	—	1,009	$1,009

Comprehensive income							$1,009

Balance at June 1, 2002	9,200,000	92	11,742	(12,129)	—	(295)	—
Compensation related to stock option plan	—	—	5	—	—	5	—
Capital contribution — imputed interest on note payable to Parent	—	—	892	—	—	892	—
Net earnings	—	—	—	1,186	—	1,186	$1,186
Unrealized loss on interest rate swap, net of tax	—	—	—	—	(300)	(300)	(300)

Comprehensive income							$886

Balance at May 31, 2003	9,200,000	92	12,639	(10,943)	(300)	1,488	—
Compensation related to stock option plan	—	—	4	—	—	4	—
Capital contribution — imputed interest on note payable to Parent	—	—	534	—	—	534	—
Net earnings	—	—	—	1,597	—	1,597	1,597
Unrealized gain on interest rate swap, net of tax	—	—	—	—	97	97	97

Comprehensive income							$1,694

Balance at February 28, 2004 (unaudited)	9,200,000	92	$13,177	$(9,346)	$(203)	$3,720

The accompanying notes are an integral part of this statement.

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fifty-two weeks ended			Thirty-nine weeks ended
	June 2, 2001	June 1, 2002	May 31, 2003	Mar. 1, 2003	Feb. 28, 2004
				(unaudited)
Cash flows from operating activities
Net earnings	$343	$1,009	$1,186	$653	$1,597
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization	565	569	657	466	529
Provision for doubtful accounts	42	55	13	81	40
Deferred income tax provision (benefit)	(1,076)	55	45	—	—
Imputed interest on note payable to Parent	—	—	892	669	535
Loss on sale of assets	872	—	—	—	—
Other noncash items	5	5	5	4	4
Changes in operating assets and liabilities
Accounts receivable	(307)	(811)	(2,084)	(1,239)	(840)
Inventories	232	(2,555)	(722)	(417)	(355)
Prepaid expenses and other	(98)	(13)	(67)	(211)	(406)
Other Assets	—	—	—	—	—
Accounts payable and accrued liabilities	(33)	1,848	118	(309)	(47)
Due to (from) Parent	(136)	1,044	637	850	83

Net cash provided by operating activities	409	1,206	680	547	1,140

Cash flows from investing activities
Addition to property, plant and equipment	(466)	(682)	(4,062)	(3,026)	(1,333)
Investment at cost	—	—	(300)	(300)	—
(Increase) decrease in restricted cash	—	—	(798)	(1,429)	697
Proceeds from sale of subsidiary and related assets	3,250	—	—	—	—
Purchase of available-for-sale securities	(10,840)	(8,519)	(5,547)	(2,920)	(1,190)
Proceeds from sale of available-for-sale securities	9,555	8,486	6,135	3,511	1,184

Net cash provided by (used in) investing activities	1,499	(715)	(4,572)	(4,164)	(642)

Cash flows from financing activities
Proceeds from long-term debt	—	—	3,500	3,500	—
Repayment of long-term debt	—	—	(105)	(70)	(105)
Increase in deferred financing costs	—	(23)	(89)	(89)	—
Proceeds (repayment) of note payable—Parent	(1,761)	394	—	—	—

Net cash provided by (used in) financing activities	(1,761)	371	3,306	3,341	(105)

Effect of exchange rate changes on cash and cash equivalents	(14)	—	—	—	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	133	862	(586)	(276)	393
Cash and cash equivalents at beginning of period	530	663	1,525	1,525	939

Cash and cash equivalents at end of period	$663	$1,525	$939	$1,249	$1,332

Supplemental disclosures of cash flow information:
Cash paid during the period for
Interest	$952	$469	$116	$77	$124
Income taxes	6	—	19	14	13

The accompanying notes are an integral part of these statements.

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003 and June 1, 2002

(Information with respect to February 28, 2004 and the thirty-nine weeks ended

March 1, 2003 and February 28, 2004 is unaudited)

NOTE A — BASIS OF PRESENTATION, BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Basis of Presentation and Business Description

The consolidated financial statements include the accounts of AngioDynamics, Inc. and its wholly-owned subsidiaries, AngioDynamics Ltd. (“Limited”), formed in November 1996, and Leocor, Inc. (“Leocor”) (collectively, the “Company” or “AngioDynamics”). The Company is primarily engaged in the design, development, manufacture and marketing of medical products used by interventional radiologists and other physicians for the minimally invasive therapeutic treatment of peripheral vascular disease. The Company’s principal sales territory includes the continental United States. International sales are principally in Europe and Japan (see Note Q).

Operations outside the U.S. are included in the consolidated financial statements and consist of Limited, a subsidiary located in Ireland primarily engaged in contract manufacturing for AngioDynamics through July 27, 2000, the date on which Limited was sold to an unrelated third party (see Note D).

All significant intercompany balances and transactions have been eliminated.

2.    Fiscal Year

The Company reports on a fiscal year which concludes on the Saturday nearest to May 31. Fiscal years 2001, 2002 and 2003 ended on June 2, 2001, June 1, 2002 and May 31, 2003, respectively, for reporting periods of fifty-two weeks.

3.    Cash and Cash Equivalents

The Company considers all unrestricted highly liquid investments purchased with a maturity of less than three months to be cash equivalents. As of June 1, 2002, May 31, 2003 and February 28, 2004, approximately $1,425,000, $1,537,000 and $1,234,000, respectively, of cash and cash equivalents and restricted cash held by financial institutions in the United States exceeded Federal Deposit Insurance Corporation insured amounts.

4.    Debt Securities

Debt securities, which are principally municipal bonds that reprice weekly, representing the fair value, are classified as “available-for-sale securities” and are reported at fair value, with unrealized gains and losses excluded from operations and reported as a component of accumulated other comprehensive income (loss), net of the related tax effects, in stockholder’s equity (deficit). Cost is determined using the specific identification method.

5.    Accounts Receivable

Accounts receivable, principally trade, are generally due within 30 to 90 days and are stated at amounts due from customers net of an allowance for doubtful accounts. The Company performs ongoing credit

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

evaluations of its customers and adjusts credit limits based upon payment history and the customers’ current creditworthiness, as determined by a review of their current credit information. The Company continuously monitors agings, collections and payments from customers and a provision for estimated credit losses is maintained based upon its historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within the Company’s expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. The Company writes off accounts receivable when they become uncollectible.

Changes in the Company’s allowance for doubtful accounts are as follows:

	June 1, 2002	May 31, 2003	Feb. 28, 2004
			(unaudited)
	(in thousands)
Beginning balance	$185	$229	$228
Provision for doubtful accounts	55	13	40
Write-offs	(11)	(14)	(2)

Ending balance	$229	$228	$266

6.    Inventories

Inventories are stated at the lower of cost (on the first-in, first-out method) or market. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

7.    Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the related leases or the useful life of the improvements, whichever is shorter. Expenditures for repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized.

8.    Accounting for Business Combinations, Goodwill and Intangible Assets

As of June 3, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” These standards require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are no longer subject to amortization, but are subject to at least an annual assessment for impairment by applying a fair value based test.

Intangible assets, which consist primarily of technology, trademarks, licenses and know-how, are being amortized on a straight-line basis over the estimated useful lives of the respective assets of approximately

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fifteen years. Annual amortization of intangible assets was $128,000, $122,000 and $121,000 in 2001, 2002, and 2003 and $91,000 and $91,000 for the thirty-nine weeks ended March 1, 2003 and February 20, 2004, respectively. As of May 31, 2003, annual amortization of these intangible assets will approximate $121,000 for each of the next five years.

On an ongoing basis, management reviews the valuation and amortization of intangible assets to determine possible impairment by considering current operating results and comparing the carrying values to the anticipated undiscounted future cash flows of the related assets.

9.    Revenue Recognition

Revenue is recognized in accordance with generally accepted accounting principles as outlined in the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition,” which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) product delivery has occurred or services have been rendered. The Company recognizes revenue as products are shipped based on FOB shipping point terms when title passes to customers. The Company negotiates credit terms on a customer-by-customer basis and products are shipped at an agreed upon price. All product returns must be pre-approved and, if approved, customers are subject to a 20% restocking charge. To be accepted, a returned product must be unadulterated, undamaged and must have at least 12 months remaining prior to its expiration date.

10.    Research and Development

Research and development costs are related to developing new products and making technological improvement to existing products and are expensed as incurred.

11.    Shipping and Handling Costs

Shipping and handling costs, associated with the distribution of finished product to customers, are recorded in costs of goods sold and are recognized when the related finished product is shipped to the customer.

12.    Advertising

All costs associated with advertising are expensed as incurred. Advertising expense, included in sales and marketing was $97,000, $102,000, $520,000, $350,000 and $168,000 in 2001, 2002, 2003 and thirty-nine weeks ended March 1, 2003 and February 28, 2004, respectively.

13.    Income Taxes

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance has been established to reduce deferred tax assets as it is more likely than not that all, or some portion, of such deferred tax assets will not be realized under the tax-sharing arrangement described below. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company and its Parent have a tax-sharing arrangement with respect to Federal income taxes, which continues until such time as the Company is disconsolidated for tax purposes as a result of a change in ownership. Pursuant to the tax-sharing arrangement, the Company will pay Federal taxes based on the amount of taxable income generated and be credited for Federal tax benefits generated.

14.    Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable, short-term and long-term debt. The carrying amount of these instruments approximates fair value due to the immediate or short-term maturities and variable interest rates. During 2003, the Company entered into an interest rate swap agreement. The interest rate swap agreement has been recorded at its fair value (see Note L).

15.    Foreign Currency Translation

In accordance with SFAS No. 52, “Foreign Currency Translation,” the Company had determined that the functional currency for its former foreign subsidiary was the local currency. This assessment considered that the day-to-day operations were not dependent upon the economic environment of the Parent’s functional currency, financing was effected through their own operations, and the foreign operations primarily generated and expended foreign currency. Foreign currency translation adjustments were accumulated as a component of accumulated other comprehensive loss in stockholder’s equity (deficit.)

Translation gains and losses in 2001 arose from exchange rate fluctuations relating to a formerly owned foreign subsidiary (see Note A-1) on transactions denominated in a currency other than the functional currency.

16.    Derivative Financial Instruments

In accordance with SFAS No. 133, “Accounting for Derivatives and Hedging Activities,” as amended, the Company recognized its interest rate swap agreement in the consolidated financial statements at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in stockholders’ equity as a component of accumulated other comprehensive income (loss) depending on whether the derivative financial instrument qualifies for hedge accounting and, if so, whether it qualifies as a fair value or cash flow hedge. Generally, the changes in the fair value of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of hedged items that relate to the hedged risks. Changes in the fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive income (loss).

17.    Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and APB Opinion

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net earnings and earnings per share in annual and interim financial statements. The adoption of SFAS No. 148 disclosure requirements, effective March 2, 2003, did not have an effect on the Company’s consolidated financial statements. At May 31, 2003, the Company has one stock-based compensation plan, which is described more fully in Note O. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.

Accordingly, no compensation expense has been recognized under this plan concerning options granted to key employees and to members of the Board of Directors, as all such options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Compensation expense of $5,000, $5,000, $5,000 in 2001, 2002 and 2003 and $4,000 and $4,000 for the thirty-nine weeks ended March 1, 2003 and February 28, 2004, respectively, was recognized under this plan for options granted to consultants.

If the Company had elected to recognize compensation expense based upon the fair value at the grant date for options granted under this plan to key employees and to members of the Board of Directors, consistent with the methodology prescribed by SFAS No. 123, the Company’s pro forma net earnings (loss) and earnings (loss) per common share would be as follows:

				Thirty-nine weeks ended
				Mar. 1,	Feb. 28,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands, except per share data)
Net earnings
As reported	$343	$1,009	$1,186	$653	$1,597
Deduct total stock-based compensation under fair value based method for all awards, net of tax effects	(284)	(292)	(304)	(228)	(241)

Pro forma net earnings	59	717	882	425	1,356

Basic earnings per common share
As reported	$.04	$.11	$.13	$.07	$.17
Pro forma	.01	.08	.10	.05	.15

Diluted earnings per common share
As reported	$.04	$.11	$.13	$.07	$.16
Pro forma	.01	.08	.09	.05	.14

18.    Earnings Per Common Share

Basic earnings per share are based on the weighted-average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share are based on the weighted-average number of common and potential dilutive common shares outstanding. The calculation takes into

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the period.

The following table sets forth the reconciliation of the weighted-average number of common shares:

				Thirty-nine weeks ended
				Mar. 1, 2003	Feb. 28, 2004
	2001	2002	2003
				(unaudited)
Basic	9,200,000	9,200,000	9,200,000	9,200,000	9,200,000
Effect of dilutive securities (stock options)	—	137,425	272,233	272,281	532,432

Diluted	9,200,000	9,337,425	9,472,233	9,472,281	9,732,432

Excluded from the calculation of diluted earnings per common share, are options to purchase 1,220,568, 37,114, 68,478 and 37,114 shares of common stock at June 2, 2001, June 1, 2002, May 31, 2003 and March 1, 2003, respectively, as their inclusion would not be dilutive. The exercise prices on the excluded options were $4.35 per share at June 2, 2001, $6.52 per share at June 1, 2002, $6.52 per share at May 31, 2003 and $6.52 per share at March 1, 2003.

19.    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

20.    Effects of Recently Issued Accounting Pronouncements

As of June 2, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” while retaining many of the requirements of such statement. The adoption of this statement has had no current effect on the Company’s financial position or results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus opinion of EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” That consensus provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration of the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue criteria should be considered separately for each separate unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may elect to report the change as a cumulative

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effect adjustment in accordance with APB Opinion 20, “Accounting Changes.” As of May 31, 2003, the Company was evaluating the effect of the adoption of EITF 00-21 on its financial position and results of operations. During the thirty-nine weeks ended February 28, 2004, the Company concluded that the adoption had no current effect on its financial position and results of operations.

As of January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. The adoption of this statement has had no current effect on the Company’s financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities.” In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in activities on behalf of another company. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46’s consolidation requirements apply immediately to variable interest entities created or acquired after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. In December 2003, the FASB completed deliberations of proposed modifications to FIN No. 46 (Revised Interpretations) resulting in multiple effective dates based on the nature as well as the creation date of the variable interest entity. Variable interest entities created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the third quarter of fiscal 2004. Variable interest entities created after January 1, 2004 must be accounted for under the Revised Interpretations. The Company does not have any variable interest entities which would require consolidation under FIN No. 46. Accordingly, the adoption of FIN No. 46 has had no effect on the Company’s consolidated financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. This statement shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company is

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

currently evaluating the effect of the adoption of SFAS No. 150 on its financial position and results of operations.

As of July 1, 2003, the Company adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The adoption of this statement has had no current effect on the Company’s financial position or results of operations.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition” (SAB No. 104), which codifies, revises and rescinds certain sections on SAB No. 101, “Revenue Recognition”, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s financial position or results of operations.

21.    Interim Financial Information (Unaudited)

The financial statements of the Company as of February 28, 2004 and for the thirty-nine weeks ended March 1, 2003 and February 28, 2004 are unaudited. The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and rules and regulations of the Securities and Exchange Commission for interim financial information.

In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the Company’s financial position as of February 28, 2004, and its operations and cash flows for the thirty-nine weeks ended March 1, 2003 and February 28, 2004. The results reported for the thirty-nine weeks ended February 28, 2004 are not necessarily indicative of the results of operations that may be expected for a full year.

NOTE B — COMPREHENSIVE INCOME

The Company records comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 requires unrealized holding gains or losses on investments available-for-sale, cumulative translation adjustments and cash flow hedges (net of tax) to be included in the accumulated other comprehensive income (loss), as a separate component of stockholders’ equity (deficit). At May 31, 2003 and February 28, 2004, accumulated other comprehensive loss relating to cash flow hedges was $300,000 and $203,000, respectively.

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of comprehensive income are detailed in the Company’s accompanying consolidated statement of stockholder’s equity (deficit) and comprehensive income.

				Thirty-nine weeks ended
				Mar. 1, 2003	Feb. 28, 2004
	2001	2002	2003
				(unaudited)
	(in thousands)
Net earnings	$343	$1,009	$1,186	$653	$1,597
Reclassification adjustment for sale of investment in foreign entity	994	—	—	—	—
Foreign currency translation adjustments arising during the year	(49)	—	—	—	—
Increase (decrease) in fair value on interest rate swap	—	—	(300)	(245)	97

	$1,288	$1,009	$886	$408	$1,694

NOTE C — INVESTMENT AT COST

In June 2002, the Company acquired 1,158,000 shares of the Series C preferred stock and 42,000 shares of common stock, or approximately 8.8% of the outstanding shares prior to effects of dilutive securities, of Surgica Corporation for $300,000, which is included in the accompanying consolidated balance sheet under the caption “Other assets.” Surgica, a Delaware corporation based in California, is a medical device company that designs, patents and markets vascular blocking materials (embolic agents). The Company has been provided registration rights, as specified in a registration rights agreement. The Company’s investment in Surgica is accounted for by the cost method. Further, the Company entered into a distribution agreement with Surgica, whereby Surgica provided the Company exclusive worldwide distribution rights for an initial term of five years, and an automatic renewal of three years, subject to termination clauses. In connection with this distribution agreement, Surgica granted the Company exclusive, royalty-free rights and license to use all trademarks.

NOTE D — SALE OF SUBSIDIARY AND RELATED ASSETS

On July 27, 2000, the Company sold all the capital stock of Limited and certain other assets to Limited’s management. The aggregate consideration received was $3,250,000 in cash. The sale was the culmination of the Company’s strategic decision to exit the cardiovascular market and to focus entirely on the interventional radiology marketplace. As a result of this sale, the Company recognized a pretax loss of approximately $872,000 during the first quarter of fiscal 2001. The aforementioned pretax loss on the sale includes the effect of previously unrealized losses on foreign currency translation of approximately $994,000 and the write-off of approximately $673,000 in inventory and intangibles related to the cardiovascular product line, both of which were non-cash charges. Further, the Company entered into a manufacturing agreement, a distribution agreement and a royalty agreement with the buyer. Under the two-year manufacturing agreement, which was terminated on April 9, 2002, the buyer manufactured certain interventional radiology products sold by the Company.

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE E — DEBT SECURITIES

Debt securities at June 1, 2002 consist of the following:

	Amortized	Fair
	Cost	Value
	(in thousands)
Available-for-sale securities (carried on the balance sheet at fair value)
Municipal bonds with maturities
Due in 1 through 10 years	$315	$315
Due after 10 years and through 20 years	500	500
Due after 20 years	500	500
Other	3	3

	$1,318	$1,318

Debt securities at May 31, 2003 consist of the following:

	Amortized Cost	Fair Value
	(in thousands)
Available-for-sale securities (carried on the balance sheet at fair value)
Municipal bonds with maturities
Due after 10 years and through 20 years	$350	$350
Due after 20 years	375	375
Other	4	4

	$729	$729

Debt securities at February 28, 2004 consist of the following:

	Amortized Cost	Fair Value
	(unaudited)
	(in thousands)
Available-for-sale securities (carried on the balance sheet at fair value)
Municipal bonds with maturities
Due in 1 through 10 years	$125	$125
Due after 10 years and through 20 years	455	455
Due after 20 years	155	155

	$735	$735

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE F — INVENTORIES

Inventories consist of the following:

	June 1, 2002	May 31, 2003	Feb. 28, 2004
			(unaudited)
	(in thousands)
Finished goods	$4,103	$5,198	$4,956
Work in process	1,315	1,033	1,375
Raw materials	2,491	2,400	2,655

	$7,909	$8,631	$8,986

NOTE G — PROPERTY, PLANT AND EQUIPMENT, AT COST

Property, plant and equipment are summarized as follows:

	Estimated Useful Lives	June 1, 2002	May 31, 2003	Feb. 28, 2004
				(unaudited)
	(in thousands)
Building and building improvements	39 years	$1,393	$4,611	$5,226
Machinery and equipment	3 to 8 years	4,616	5,461	3,849
Leasehold improvements	Term of lease	59	59	—

		6,068	10,131	9,075
Less accumulated depreciation and amortization		3,550	4,082	2,126

		2,518	6,049	6,949
Land		212	212	212

		$2,730	$6,261	$7,161

NOTE H — INCOME TAXES

Income tax provision (benefit) analyzed by category and by statement of earnings classification is summarized as follows:

	2001	2002	2003
	(in thousands)
Current
Federal	$(433)	$503	$985
State and local	(4)	3	39

	(437)	506	1,024
Deferred	(1,076)	55	45

	$(1,513)	$561	$1,069

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Federal income tax expenses (benefits), generated under the tax-sharing arrangement and not yet reimbursed, are classified in “Due to parent” in the accompanying balance sheets (see Note M). In 2001, the deferred tax benefit primarily resulted from the reduction in the Company’s valuation allowance to recognize deferred tax assets of approximately $1,344,000. The future projected profitability of the Company made it more likely than not that certain deferred tax assets would be realized through future taxable earnings.

Temporary differences which give rise to deferred tax assets and liabilities are summarized as follows:

	June 1,	May 31,
	2002	2003
	(in thousands)
Deferred tax assets
Capital loss carryforwards	$1,219	$1,219
Expenses incurred not currently deductible	241	237
Unrealized loss on interest rate swap	—	176
Impairment of long-lived assets	1,115	999
Inventories	273	250
Other	13	8

Gross deferred tax asset	2,861	2,889

Deferred tax liabilities
Excess tax over book depreciation	168	180
Other	8	12

Gross deferred tax liability	176	192
Valuation allowance	(1,338)	(1,219)

Net deferred tax asset	$1,347	$1,478

Earnings (loss) before income tax provision (benefit) for U.S. and international operations consists of the following:

	2001	2002	2003
	(in thousands)
U.S.	$(1,065)	$1,570	$2,255
International	(105)	—	—

	$(1,170)	$1,570	$2,255

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s consolidated income tax provision (benefit) has differed from the amount which would be provided by applying the U.S. Federal statutory income tax rate to the Company’s earnings (loss) before income taxes for the following reasons:

	2001	2002	2003
	(in thousands)
Income tax provision (benefit)	$(1,513)	$561	$1,069
Effect of
State income taxes, net of Federal tax benefit	(8)	(8)	(16)
Tax-exempt interest	16	8	4
Research and development tax credit	—	13	32
Extraterritorial income exclusion	—	11	11
Nondeductible expenses	(143)	(145)	(501)
Losses of entities generating no current tax benefit	(33)	—	—
Change in valuation allowance	55	—	119
Difference between book and tax basis of subsidiary	1,245	—	—
Overaccrual of prior year Federal and state taxes	—	94	60
Other	(17)	—	(12)

Income tax provision (benefit) at statutory tax rate of 34% in 2001, 2002 and 2003	$(398)	$534	$766

NOTE I — NOTES PAYABLE — PARENT

The Company depends on the Parent’s support for a significant portion of its financing requirements. At May 31, 2003, the Company has outstanding unsecured notes payable of $16,148,000 (the “Notes”) with the Parent. The Notes, which bear interest at annual rates ranging from 1.53% to 6.15%, mature from November 8, 2003 through May 31, 2006. The Parent has agreed to extend $15,165,000 of the Notes due in Fiscal 2004 for an additional three years. Subsequent to May 31, 2003 and through February 2, 2004 the Parent executed the aforementioned Note extensions and, as a result, annual interest rates on all outstanding Notes range from 1.46% to 1.53%. Interest is payable at maturity or at an earlier date at the option of the Company. At June 1, 2002 and May 31, 2003, deferred payments of interest expense to parent, which are included in Notes payable—parent, approximated $983,000. Effective June 1, 2002 and through May 29, 2004, the Parent agreed to suspend interest charges on the outstanding Notes. The Company recorded an imputed interest charge of $892,000 in 2003 and $669,000 and $534,000 for the thirty-nine weeks ended March 1, 2003 and February 28, 2004, respectively, for the suspended interest and a corresponding credit to “Additional paid-in capital.” Amounts charged to interest expense on the Notes were $952,000 and $863,000 in 2001 and 2002, respectively. The repayment of the Notes and other indebtedness to the Parent (the “Subordinated Indebtedness”), is subordinated to the outstanding long-term debt (see Note L). The long-term debt agreement provides for semiannual payments of Subordinated Indebtedness and interest, provided no event of default exists after such payment.

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE J — ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	June 1, 2002	May 31, 2003	Feb. 28, 2004
			(unaudited)
	(in thousands)
Payroll and related expenses	$1,756	$1,405	$1,755
Fair value of interest rate swap (see Note L)	—	476	323
Professional fees		13	275
Other	135	178	160

	$1,891	$2,072	$2,513

NOTE K — LINE OF CREDIT

The Company has available $800,000 under a line of credit with a bank, which is collateralized by substantially all of the assets of the Company and expires on October 31, 2003. As of December 29, 2003, the Company entered into an amended and restated $3,000,000 line of credit, which expires November 30, 2004, with the same terms as the original line of credit. Borrowings under the line of credit bear interest at the London Interbank Offering Rate (“LIBOR”) plus 285 basis points (4.17% at May 31, 2003). The line of credit requires the Company to maintain the same financial covenants as under the outstanding long-term debt (see Note L).

NOTE L — LONG-TERM DEBT

In September 2002, the Company closed on the financing for the expansion of its headquarters and manufacturing facility in Queensbury, New York. The expansion is being financed principally with Industrial Revenue Bonds (the “Bonds”) issued by the Warren and Washington Counties Industrial Development Agency (the “Agency”) aggregating $3,500,000. The Bonds are issued under a Trust Agreement by and between the Agency and a bank, as trustee (the “Trustee”). The proceeds of the Bonds are being advanced, as construction occurs, pursuant to a Building Loan Agreement by and among the Agency, the Trustee, a second bank (the “Bank”) and the Company. As of May 31, 2003, the advances aggregated $2,702,000 with the remaining proceeds of $798,000 classified as restricted cash. The Bonds reprice every seven days and are resold by a Remarketing Agent. As of February 28, 2004, the advances aggregated $3,398,000 with the remaining proceeds of $102,000 classified as restricted cash. The Bonds bear interest based on the market rate on the date the Bonds are repriced (1.35% and 1.15% per annum at May 31, 2003 and February 28, 2004, respectively) and require quarterly interest payments and quarterly principal payments ranging from $25,000 to $65,000 through May 2022. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement with the Bank which requires the maintenance of a letter of credit for an initial amount of $3,575,000 to support principal and certain interest payments of the Bonds and requires payment of an annual fee on the outstanding balance ranging from 1% to 1.9%, depending on financial results achieved. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds. The Remarketing Agreement provides for the payment of an annual fee of .1% of the remaining balance.

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Reimbursement Agreement contains certain financial covenants, relating to fixed charge coverage and interest coverage, as defined (see Note K). Amounts borrowed under the Agreement are secured by the aforementioned letter of credit and a first mortgage on the land, building and equipment relating to the facility with a net carrying value of $6,261,000 and $7,161,000 at May 31, 2003 and February 28, 2004, respectively.

The Company entered into an interest rate swap agreement (the “Swap Agreement”) with the Bank, effective September 2002, with an initial notional amount of $3,500,000 to limit the effect of variability due to interest rates on its rollover of the Bonds. The Swap Agreement, which qualifies as a hedge under SFAS No. 133, is a contract to exchange floating interest rate payments for fixed interest payments periodically over the life of the agreement without the exchange of the underlying notional amounts. The Swap Agreement requires the Company to pay a fixed rate of 4.45% and receive payments based on 30-day LIBOR repriced every seven days through May 2022. At May 31, 2003 and February 28, 2004, since the Swap Agreement is classified as a cash flow hedge, the fair value of $476,000 and $323,000, respectively has been recorded as a component of accrued liabilities, and accumulated other comprehensive loss is $300,000 and $203,000, respectively, net of tax benefit. As of May 31, 2003 an estimated $110,000 of the $476,000 is expected to be reclassified into earnings over the following twelve months. Amounts to be paid or received under the Swap Agreement are accrued as interest rates change and are recognized along with any hedge ineffectiveness over the life of the Swap Agreement as an adjustment to interest expense.

At May 31, 2003, future minimum principal payments on long-term debt were as follows:

(in thousands)
2004	$140
2005	155
2006	165
2007	180
2008	200
Thereafter	2,555

$3,395

NOTE M — RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Allocations from Parent

Certain identifiable, allocable costs incurred by the Parent on behalf of the Company with respect to commissions, foreign selling and administrative expenses are proportionately charged to the Company.

In addition to the allocations, the Parent provides the Company with insurance coverage, if such coverage is reasonably available. The amount payable by the Company for such coverage is the actual cost of such insurance as allocated by the insurance carrier providing such coverage, and if such allocation is not provided by the insurance carrier, the amount payable by the Company is determined by the Parent based upon the respective total revenues of the Parent and the Company and such other factors as the Parent

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reasonably determines to be appropriate. Either the Parent or the Company may terminate such coverage under the Parent’s policies at any time on 60 days’ written notice.

These costs are included in the respective statements of earnings as follows:

				Thirty-nine weeks ended
	2001	2002	2003	Mar. 1, 2003	Feb. 28, 2004
Cost of Goods Sold:
Insurance	$140	$301	$366	$252	$326

Selling and administrative:
Corporate services	122	220	284	198	277
Insurance	9	5	46	25	35

	131	225	330	223	312

	$271	$526	$696	$475	$638

Details of amounts due from/ (to) parent are as follows:

	June 2, 2001	June 1, 2002	May 31, 2003	Mar. 1, 2003	Feb. 28, 2004
Insurance	$—	$—	$—	$(91)	$(7)
OEM sales to Parent			22
Administrative services		(9)		(42)	(28)
Income taxes	435	(600)	(1,268)	(1,332)	(1,294)

	$435	$(609)	$(1,246)	$(1,465)	$(1,329)

Amounts due from/(to) Parent for federal income tax expenses (benefits) are generated under the tax-sharing arrangement (see Note H).

Sales to Parent and Parent’s Affiliates

Sales to the Parent and the Parent’s affiliates were approximately $714,000, $1,045,000, $958,000, $708,000 and $647,000 in 2001, 2002, 2003 and for the thirty-nine weeks ended March 1, 2003 and February 28, 2004, respectively. Amounts due from affiliates of the Parent, which are included in “Accounts receivable—trade” in the accompanying balance sheets, were $117,000, $85,000 and $94,000, at June 1, 2002, May 31, 2003 and February 28, 2004, respectively.

NOTE N — RETIREMENT PLANS

The Company has a profit-sharing plan under which the Company makes discretionary contributions to eligible employees, and a companion 401(k) plan under which eligible employees can defer a portion of their compensation, part of which is matched by the Company. Profit-sharing contributions were $173,000, $214,000, $266,000, $187,000 and $247,000 in 2001, 2002, 2003 and for the thirty-nine weeks ended

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

March 1, 2003 and February 28, 2004, respectively. Matching contributions were $103,000, $130,000, $155,000, $110,000 and $143,000 in 2001, 2002, 2003 and for the thirty-nine weeks ended March 1, 2003 and February 28, 2004, respectively.

NOTE O — STOCKHOLDER’S EQUITY

1.	Capitalization

On February 27, 2004 the Company’s Board of Directors and the Parent, as sole stockholder, approved the Amended and Restated Certificate of Incorporation (the “Amended Certificate”). Under the Amended Certificate, the authorized capital stock of the Company will be 50,000,000 shares, consisting of 45,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share. Pursuant to the Amended Certificate, (i) each share of voting common stock, $1 par value and (ii) each share of non-voting common stock, $1 par value has been reclassified and exchanged into 9,200 shares of issued, fully paid, non-assessable Common Stock for a total of 9,200,000 shares to be then outstanding. Share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted for the reclass and exchange.

The holders of our common stock are entitled to one vote for each share held. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by our Board of Directors out of funds legally available for dividend payments. If the Company liquidates, dissolves or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and maybe adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

The Company’s board of directors will have the authority to (i) issue the undesignated preferred stock in one or more series, (ii) determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and (iii) fix the number of shares constituting any series and the designation of the series, without any further vote or action by our stockholders.

2.	Stock Options

In 1997, the Company adopted a Stock Option Plan (the “Plan”). The Plan provides for the grant to key employees of both nonqualified stock options and incentive stock options and to members of the Board of Directors and consultants of nonqualified stock options. A total of 1,497,674 shares (including 243,129 shares authorized in May 2002) of AngioDynamics’ common stock may be issued under the Plan pursuant to the exercise of options. All stock options must have an exercise price of not less than the market value of the shares on the date of grant. Options will be exercisable over a period of time to be designated by the

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

administrators of the Plan (but not more than 10 years from the date of grant) and will be subject to such other terms and conditions as the administrators may determine. The Plan terminates in March 2007. Options outstanding at June 1, 2002 and May 31, 2003 vest and are exercisable on the ninth anniversary from the date of grant or an earlier date, upon the occurrence of certain conditions, as defined.

A summary of the status of the Company’s stock option plan as of June 2, 2001, June 1, 2002 and May 31, 2003, changes for the three years then ended, is presented below:

	2001		2002		2003
	Shares	Weighted- average Exercise Price	Shares	Weighted- average Exercise Price	Shares	Weighted- average Exercise Price
Outstanding at beginning of year	1,252,456	$4.35	1,220,568	$4.35	1,285,909	$4.41
Granted	15,159	4.35	66,387	5.56	31,364	6.52
Forfeited	(47,047)	4.35	(1,046)	4.35	(12,024)	4.35

Outstanding at end of year	1,220,568	$4.35	1,285,909	$4.41	1,305,249	$4.46

Options exercisable at year-end	None		None		None
Weighted-average fair value of options granted during the year		$2.75		$3.55		$4.02

On May 31, 2003 and February 28, 2004, there remained 199,219 and 166,288 shares, respectively available for granting of options under the Plan. Options are exercisable into common stock.

The following information applies to options outstanding at May 31, 2003:

Exercise price	Number Outstanding	Weighted- average Remaining Life in Years	Weighted- average Exercise Price
$4.35	1,236,771	4.16	$4.35
$6.52	68,478	9.44	$6.52

	1,305,249

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted-average assumptions:

	2001	2002	2003
Expected stock price volatility	45.07%	45.87%	47.88%
Risk-free interest rate	5.53%	5.42%	3.64%
Expected life of options	9½ years	9½ years	9½ years

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the thirty-nine weeks ended February 28, 2004, options for 32,932 shares were granted at $6.52 per share, options for 6,272 shares were forfeited at $4.35 per share, options for 523 shares were forfeited at $6.52 per share, and no options were exercised or expired during the thirty-nine weeks ended February 28, 2004.

NOTE P — COMMITMENTS AND CONTINGENCIES

Leases

The Company is committed under noncancellable operating leases for facilities and equipment. During 2001, 2002, 2003 and the thirty-nine weeks ended March 1, 2003 and February 28, 2004, aggregate rental costs under all operating leases were approximately $269,000, $347,000, $435,000, $317,000 and $256,000, respectively. Future annual payments under non-cancellable operating equipment leases in the aggregate which include escalation clauses, with initial remaining terms of more than one year at May 31, 2003, are summarized as follows:

(in thousands)
2004	$46
2005	35
2006	9
2007	6

$96

Litigation Matters

The Company is presently involved in various claims, legal actions and complaints arising in the ordinary course of business. The Company believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

NOTE Q — EXPORT SALES AND OVERSEAS DISTRIBUTORS

The Company’s export sales were $2,814,000, $2,771,000, $2,656,000, $1,902,000 and $1,767,000 for 2001, 2002, 2003 and the thirty-nine weeks ended March 1, 2003 and February 28, 2004, respectively.

The Company markets its products internationally through independent distributors. These international distributors may also distribute competitive products under certain circumstances. The international distributors also play an important role in the Company’s clinical testing outside of the United States.

NOTE R — EVENTS UNAUDITED SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

1.

In October 2003, the Company’s Parent announced that it was considering a spin-off and initial public offering of the Company. The Parent signed a letter of engagement with an investment banking firm, regarding the possible spin-off and public offering of the Company, the initiation and timing of which

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

will be subject to market and other conditions, including the receipt by the Parent of a favorable private letter ruling from the Internal Revenue Service. The Parent received the private letter ruling in February 2004.

In connection with the proposed initial public offering, the Company and the Company’s Parent entered into a master separation and distribution agreement, a corporate agreement, and a tax allocation and indemnification agreement.

The master separation and distribution agreement governs the rights and obligations of the Parent and the Company with respect to, among other items, (i) the proposed initial public offering and the proposed distribution by the Parent to its common stockholders of the shares of common stock held by the Parent, (ii) support services, manufacturing and distribution arrangements and (iii) the treatment of the Parent’s options upon separation. Under the master separation and distribution agreement, the Company’s Parent will capitalize $13,148,000 of the notes payable to the Company’s Parent and the Company will repay the remaining balance of notes payable of $3,000,000 as of May 31, 2003 (see Note I) from the proceeds of the proposed initial public offering. Further, the Company and the Company’s Parent will provide indemnification to each other, as defined.

The corporate agreement provides the Company’s Parent with, among others, certain preemptive rights, registration rights and rights related to private sales of the Company’s common stock.

The tax allocation and indemnification agreement governs the respective rights, responsibilities and obligations of the Company’s Parent and the Company after the proposed initial public offering with respect to tax liabilities and benefits, currently included in the tax-sharing arrangement (see Note A-13).

2.	In connection with the proposed initial public offering, the Company’s Board of Directors has adopted a stockholder rights plan. Under the rights plan each outstanding share of the Company’s common stock issued between the date on which the Parent enters into the underwriting agreement for this offering and the distribution date, as defined, will be coupled with a stockholders right, as defined. The rights plan is designed to protect the Company’s stockholders in the event of unsolicited offers to acquire the Company and other takeover actions, which in the opinion of the Board of Directors could impair their ability to represent the stockholders’ interests.

3.	The Company has adopted the 2004 Stock and Incentive Award Plan (the “2004 Plan”). The 2004 Plan provides for the grant of incentive options to the Company’s employees and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and incentive awards to our employees, directors and other service providers. A total of 1,000,000 shares of the Company’s common stock has been reserved for issuance under the 2004 Plan.

4.

The Company has been named as a defendant in an action entitled Duhon, et. al vs. Brezoria Kidney Center, Inc., filed in the District Court of Brezoria County, Texas, 239th Judicial District on December 29, 2003. The complaint alleges that the Company and its co-defendants, E-Z-EM and Medical Components, Inc. (“Medcomp”), designed, manufactured, sold, distributed and marketed a defective catheter that was used in the treatment of, and caused the death of, a hemodialysis patient, as well as

ANGIODYNAMICS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of E-Z-EM, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

committing other negligent acts. The complaint seeks compensatory and other monetary damages in unspecified amounts. Under AngioDynamics’ distribution agreement with Medcomp, Medcomp is required to indemnify AngioDynamics against all its costs and expenses, as well as losses, liabilities and expenses (including reasonable attorneys’ fees) that relate in any way to products covered by the agreement. The Company has tendered the defense of the Duhon actions to Medcomp. Medcomp has accepted defense of the action.

5.	On January 6, 2004, Diomed filed an action against the Company entitled Diomed, Inc, v. AngioDynamics, Inc. in the U.S. District Court for the District of Massachusetts. Diomed’s complaint alleges that the Company has infringed on Diomed’s U.S. patent no. 6,398,777 by selling a kit for the treatment of varicose veins (the “elvs Procedures Kit”) and two diode laser systems; the Precision 980 Laser and the Precision 810 Laser, and by conducting a training program for physicians in the use of our elvs Procedure Kit. The complaint alleges that the Company’s actions have caused, and continue to cause, Diomed to suffer substantial damages. The complaint seeks to prohibit the Company from continuing to market and sell these products, as well as conducting training programs, and asks for compensatory and treble money damages, reasonable attorneys’ fees, costs and prejudgment interest. The Company believes, based on its analysis of Diomed’s patent and a written opinion of non-infringement from the Company’s patent counsel, that the product does not infringe the Diomed patent. The Company purchases the lasers and laser fibers for the laser systems from biolitec, Inc. under a supply and distribution agreement. biolitec has engaged counsel on the Company’s behalf to defend this action.

ANGIODYNAMICS®
Precision elvs
Products

The laser and fiber shown above are
manufactured for AngioDynamics, Inc.

WORKHORSE™
PTA Balloon Catheter

CHEMO-PORT®

V-CATH® PICC

CHEMO-PORT® and V-CATH® PICC are
manufactured for AngioDynamics, Inc.

ABSCESSION™
Drainage Catheter

Through and including                      , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                 Shares

Common Stock

PRICE $     PER SHARE

RBC CAPITAL MARKETS

ADAMS, HARKNESS & HILL

PROSPECTUS

                     , 2004

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

Amount
Securities and Exchange Commission Filing Fee	$3,876
NASD Filing Fee	3,580
Nasdaq National Market Listing Fee	100,000
Accounting Fees and Expenses	375,000
Blue Sky Fees and Expenses	5,000
Legal Fees and Expenses	660,000
Transfer Agent and Registrar Fees and Expenses	6,420
Printing Expenses	175,000
Miscellaneous Expenses	51,000

Total	$1,379,876

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s amended and restated certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors and executive officers that would require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status as directors or officers. The Registrant also intends to maintain director and officer liability insurance, if available, on reasonable terms.

These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement, which is Exhibit 1.1 to this registration statement, provides for indemnification by the underwriters of the Registrant’s directors, certain of its officers, and persons who control the Registrant within the meaning of Section 15 of the Securities Act, for certain liabilities arising under the Securities Act or otherwise.

The master separation and distribution agreement between the Registrant and E-Z-EM, Inc., filed as Exhibit 10.3 to this Registration Statement, provides for indemnification by the Registrant of E-Z-EM, Inc. and its officers, directors, stockholders, employees or other representatives for certain liabilities arising under the Securities Act or otherwise in connection with the offering covered by this Registration Statement. The corporate agreement between the Registrant and E-Z-EM, the form of which is found at

Exhibit 10.5 to this Registration Statement, provides for indemnification of E-Z-EM and each underwriter, selling agent or placement agent, and their respective officers and directors and each person or entity who controls E-Z-EM or such underwriter, selling agent or placement agent within the meaning of Section 15 of the Securities Act, in connection with any subsequent public or private offerings of the Registrant’s common stock by E-Z-EM.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the Registrant issued the securities described below (adjusted to give effect to a reclassification and change of each outstanding share of the Registrant’s Class A common stock and Class B common stock into 9,200 shares of common stock) that were not registered under the Securities Act.

1.	On June 2, 2001, the Registrant granted options to purchase an aggregate of 14,638 shares of common stock at an exercise price of $4.35 per share to directors under its 1997 Stock Option Plan.

2.	On August 27, 2001, the Registrant granted options to purchase an aggregate of 29,261 shares of common stock at an exercise price of $4.35 per share to employees under its 1997 Stock Option Plan.

3.	On May 21, 2002, the Registrant granted options to purchase an aggregate of 37,109 shares of common stock at an exercise price of $6.52 per share to non-employee directors under its 1997 Stock Option Plan.

4.	On May 31, 2003, the Registrant granted options to purchase an aggregate of 31,360 shares of common stock at an exercise price of $6.52 per share to non-employee directors under its 1997 Stock Option Plan.

5.	On August 31, 2003, the Registrant granted options to purchase an aggregate of 32,398 shares of common stock at an exercise price of $6.52 per share to employees under its 1997 Stock Option Plan.

The option grants described above were made in reliance upon the exemption from registration under the Securities Act provided by Rule 701 under the Act in that the transactions were effected under a written compensatory benefit plan relating to compensation as provided under the Rule.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits are as set forth in the Exhibit Index.

(b) Financial Statement Schedules.

All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17. Undertakings

The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Queensbury, State of New York on the 5th day of May, 2004.

ANGIODYNAMICS, INC.

By:	/s/ EAMONN P. HOBBS

Eamonn P. Hobbs President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EAMONN P. HOBBS Eamonn P. Hobbs	President, Chief Executive Officer and Director (Principal Executive Officer)	May 5, 2004

/s/ JOSEPH G. GERARDI Joseph G. Gerardi	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	May 5, 2004

* Howard S. Stern	Director	May 5, 2004

* Jeffrey Gold	Director	May 5, 2004

* Paul S. Echenberg	Director	May 5, 2004

* David P. Meyers	Director	May 5, 2004

* Howard W. Donnelly	Director	May 5, 2004

* Dennis S. Meteny	Director	May 5, 2004

/s/ * Robert E. Flaherty	Director	May 5, 2004

/S/ * Gregory D. Casciaro	Director	May 5, 2004

*By:	/S/ EAMONN P. HOBBS

Eamonn P. Hobbs Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Document

1.1	Form of Underwriting Agreement

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant††

3.2	Amended and Restated Bylaws of the Registrant††

4.1	Form of Rights Agreement of the Registrant††

4.2	Form of specimen Stock Certificate of the Registrant

5.1	Opinion of Davies Ward Phillips & Vineberg LLP

10.1	Supply and Distribution Agreement dated April 1, 2002 between the Registrant and biolitec, Inc.*†

10.2	The Registrant’s 1997 Stock Option Plan, as amended†

10.3	Form of Master Separation and Distribution Agreement between the Registrant and E-Z-EM, Inc.

10.4	Form of Tax Allocation and Indemnification Agreement between the Registrant and E-Z-EM, Inc.††

10.5	Form of Corporate Agreement between the Registrant and E-Z-EM, Inc.

10.6	Distribution Agreement dated March 31, 2002 between the Registrant and Medical Components Inc.*†

10.7	Loan and Security Agreement dated August 28, 2002, between the Registrant and Keybank National Association†

10.8	First Amendment to Loan and Security Agreement dated as of December 29, 2003, between the Registrant and Keybank National Association†

10.9	Amended and Restated Promissory Note dated as of December 29, 2003, between the Registrant and Keybank National Association†

10.10	Building Loan Agreement dated as of August 1, 2002, between the Registrant and Keybank National Association†

10.11	Mortgage and Security Agreement dated as of August 1, 2002, among the Counties of Warren and Washington Industrial Development Agency, the Registrant and Keybank National Association†

10.12	Trust Indenture dated as of August 1, 2002, between the Counties of Warren and Washington Industrial Development Agency and The Huntington National Bank†

10.13	Remarketing Agreement dated as of August 1, 2002, among the Registrant, McDonald Investments Inc., as Remarketing Agent, and the Counties of Warren and Washington Industrial Development Agency†

10.14	Counties of Warren and Washington Industrial Development Agency Muti-Mode Variable Rate Industrial Development Revenue Bond (AngioDynamics, Inc. Project-Letter of Credit Secured), Series 2002, having a Maturity Date of August 1, 2022†

10.15	Installment Sale Agreement dated as of August 1, 2002, between the Counties of Warren and Washington Industrial Development Agency and the Registrant†

Exhibit Number	Document

10.16	Reimbursement Agreement dated as of August 1, 2002, between the Registrant and Keybank National Association†

10.17	First Amendment to Reimbursement Agreement dated as of December 29, 2003, between the Registrant and Keybank National Association†

10.18	The Registrant’s 2004 Stock and Incentive Award Plan

10.19	Agreement effective as of January 1, 2002 between E-Z-EM, Inc. and Howard Stern**†

10.20	Agreement effective as of January 1, 2004 between the Registrant and Donald A. Meyer†

10.21	Form of Indemnity Agreement between the Registrant and its directors and officers††

10.22	Spin-off Adjustment Stock Option Plan for E-Z-EM Employees

10.23	Spin-off Adjustment Stock Option Plan for E-Z-EM Directors and Consultants

21.1	Subsidiaries of the Registrant†

23.1	Consent of Davies Ward Phillips & Vineberg LLP (included in Exhibit 5.1)

23.2	Consent of Grant Thornton LLP

23.3	Consent of Reed Smith LLP††

24.1	Power of Attorney†

24.2	Power of Attorney††

*	Subject to a request for confidential treatment.
**	Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K of E-Z-EM, Inc. (Commission file no. 1-11479) for the fiscal year ended June 1, 2002 filed with the Commission on August 29, 2002.
†	Previously filed as an exhibit to the registration statement on Form S-1 filed with the Commission on March 5, 2004.
††	Previously filed as an exhibit to amendment No. 1 to the registration statement filed with the Commission on April 15, 2004.